FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2021
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. January - June 2021 Financial Report	3

Financial Report 2021

All Together Now

First half

Santander

January - June	2021

This report was approved by the Board of Directors on 27 July 2021, following a favourable report from the Audit Committee. Important information regarding this report can be found on pages 87 and 88.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Jun-21	Mar-21%		Jun-21	Jun-20%		Dec-20
Total assets	1,568,636	1,562,879	0.4	1,568,636	1,572,881	(0.3)	1,508,250
Loans and advances to customers	954,518	939,760	1.6	954,518	934,796	2.1	916,199
Customer deposits	894,127	882,854	1.3	894,127	846,832	5.6	849,310
Total funds	1,121,969	1,095,970	2.4	1,121,969	1,039,996	7.9	1,056,127
Total equity	95,745	92,686	3.3	95,745	91,859	4.2	91,322
Note: Total funds include customer deposits, mutual funds, pension funds and managed portfolios

INCOME STATEMENT (EUR million)	Q2'21	Q1'21%		H1'21	H1'20%		2020
Net interest income	8,240	7,956	3.6	16,196	16,202	—	31,994
Total income	11,305	11,390	(0.7)	22,695	22,268	1.9	44,279
Net operating income	6,046	6,272	(3.6)	12,318	11,561	6.5	23,149
Profit before tax	3,812	3,102	22.9	6,914	(6,410)	—	(2,076)
Attributable profit to the parent	2,067	1,608	28.5	3,675	(10,798)	—	(8,771)
Changes in constant euros:
Q2'21 / Q1'21: NII: +2.6%; Total income: -1.6%; Net operating income: -4.7%; Profit before tax: +21.4%; Attributable profit: +27.2%
H1'21 / H1'20: NII: +7.6%; Total income: +9.8%; Net operating income: +16.7%; Profit before tax: -/+; Attributable profit: -/+

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2'21	Q1'21%		H1'21	H1'20%		2020
EPS (euros) (2)	0.112	0.085	31.4	0.197	(0.639)	—	(0.538)
RoE	9.91	9.80		9.53	(9.28)		(9.80)
RoTE	12.29	12.16		11.82	1.73		1.95
RoA	0.64	0.62		0.61	(0.51)		(0.50)
RoRWA	1.74	1.67		1.66	(1.34)		(1.33)
Efficiency ratio	46.5	44.9		45.7	47.3		47.0

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q2'21	Q1'21%		H1'21	H1'20%		2020
Net interest income	8,240	7,956	3.6	16,196	16,202	—	31,994
Total income	11,305	11,390	(0.7)	22,695	22,518	0.8	44,600
Net operating income	6,046	6,272	(3.6)	12,318	11,561	6.5	23,633
Profit before tax	3,815	3,813	0.1	7,628	3,841	98.6	9,674
Attributable profit to the parent	2,067	2,138	(3.3)	4,205	1,908	120.4	5,081
Changes in constant euros:
Q2'21 / Q1'21: NII: +2.6%; Total income: -1.6%; Net operating income: -4.7%; Profit before tax: -1.3%; Attributable profit: -4.4%
H1'21 / H1'20: NII: +7.6%; Total income: +8.4%; Net operating income: +13.4%; Profit before tax: +122.9%; Attributable profit: +152.8%

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q2'21	Q1'21%		H1'21	H1'20%		2020
Underlying EPS (euros) (2)	0.112	0.116	(3.4)	0.227	0.094	141.5	0.262
Underlying RoE	9.91	10.44		10.17	3.98		5.68
Underlying RoTE	12.29	12.96		12.62	5.44		7.44
Underlying RoA	0.64	0.65		0.65	0.31		0.40
Underlying RoRWA	1.74	1.77		1.75	0.80		1.06

January - June 2021	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

SOLVENCY(3) (%)	Jun-21	Mar-21	Jun-21	Jun-20	Dec-20
CET1 phased-in	12.11	12.26	12.11	11.84	12.34
Phased-in total capital ratio	15.82	16.12	15.82	15.48	16.18

CREDIT QUALITY (%)	Q2'21	Q1'21	H1'21	H1'20	2020
Cost of credit (4)	0.94	1.08	0.94	1.26	1.28
NPL ratio	3.22	3.20	3.22	3.26	3.21
Total coverage ratio	73	74	73	72	76

MARKET CAPITALIZATION AND SHARES	Jun-21	Mar-21%		Jun-21	Jun-20%		Dec-20
Shares (millions)	17,341	17,341	0.0	17,341	16,618	4.3	17,341
Share price (euros) (2)	3.220	2.897	11.1	3.220	2.084	54.5	2.538
Market capitalisation (EUR million)	55,828	50,236	11.1	55,828	36,136	54.5	44,011
Tangible book value per share (euros) (2)	3.98	3.84		3.98	3.83		3.79
Price / Tangible book value per share (X) (2)	0.81	0.75		0.81	0.54		0.67

CUSTOMERS (thousands)	Q2'21	Q1'21		H1'21	H1'20		2020
Total customers	150,447	148,641	1.2	150,447	146,010	3.0	148,256
Loyal customers	24,169	23,428	3.2	24,169	21,507	12.4	22,838
Loyal retail customers	22,100	21,441	3.1	22,100	19,703	12.2	20,901
Loyal SME & corporate customers	2,069	1,987	4.1	2,069	1,804	14.6	1,938
Digital customers	45,352	44,209	2.6	45,352	39,915	13.6	42,362
Digital sales / Total sales (%)	54	50		52	44		44

OTHER DATA	Jun-21	Mar-21%		Jun-21	Jun-20%		Dec-20
Number of shareholders	3,879,232	3,937,711	(1.5)	3,879,232	4,080,201	(4.9)	4,018,817
Number of employees	190,751	190,175	0.3	190,751	194,284	(1.8)	191,189
Number of branches	10,073	10,817	(6.9)	10,073	11,847	(15.0)	11,236

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include the items recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided in the “Alternative performance measures” section of the annex to this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2020 Annual Financial Report, published in the CNMV on 23 February 2021, our 20-F report for the year ending 31 December 2020 filed with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2) Data adjusted for the capital increase in December 2020.
(3) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the total phased-in capital ratio includes the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.
(4) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months

4	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

1. Our scale Local scale and leadership. Worldwide reach through our global businesses	2. Customer focus Unique personal banking relationships strengthen customer loyalty	3. Diversification Our geographic and business diversification makes us more resilient under adverse circumstances
•Geographic diversification[3] balanced between mature and emerging markets total customers in Europe and the Americas

•Business diversification between customer segments (individuals, SMEs, mid-market companies and large corporates)
1. Market share in lending as of March 2021 including only privately-owned banks. UK benchmark refers to the mortgage market. DCB refers to auto in Europe.	2. NPS – Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte.	3. H1'21 underlying attributable profit by region. Operating areas excluding Corporate Centre.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders.

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - June 2021	5

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance

HIGHLIGHTS OF THE PERIOD
▶ In the second quarter of 2021, we once again demonstrated the strength of our model. We delivered strong results in an environment marked by the recovery of activity in all regions, following the progress in the vaccination process.
▶ In line with our strategy to deploy capital in the most profitable businesses:
•The Group announced on 15 July 2021 that Santander Holdings USA, Inc. (SHUSA, the parent company that comprises Santander's businesses in the US) has reached an agreement to acquire Amherst Pierpont Securities, a market-leading independent fixed-income broker dealer based in the US.
•SHUSA announced on 2 July 2021 a proposal to acquire all outstanding shares of common stock of Santander Consumer USA (SC USA) it does not already own. SHUSA currently owns approximately 80% of SC USA's outstanding shares, and, if the transaction is completed, SC USA would become a wholly owned subsidiary of SHUSA.
•These transactions follow our strategy to reduce complexity, increase profitability with minimal additional operational risk, increase business diversification by expanding our exposure to corporates and increase the weighting of earnings obtained in hard currency. Both transactions follow our rigorous financial discipline and goals and strengthen our business model and profitable growth.
▶ The cash dividend of EUR 0.0275 per share against 2020 results was paid in May, the maximum allowed in accordance with the limits set by the European Central Bank recommendation of 15 December 2020. This dividend was paid under the resolution for the distribution of share premium approved at the Bank’s general shareholders meeting on 27 October 2020.

GROWTH
▶ Digital adoption continued to accelerate: in H1'21, 52% of sales were made through digital channels (44% in H1'20) and the number of digital customers amounted to more than 45 million (+14% year-on-year).
▶ Loyal customers rose by over 2 million since June 2020, totalling 24 million, and represented 33% of total active customers.
▶ Business volumes increased in Q2'21 despite still being affected by the pandemic and high liquidity in the markets. In this environment, and excluding the exchange rate impact, loans and advances to customers rose close to EUR 11 billion (+1%) in the quarter and 2% year-on-year. Customer funds were up EUR 21.3 billion, +2% in the quarter and +7% year-on-year, due to the higher propensity to save of individuals and corporates.

PROFITABILITY
▶ Attributable profit amounted to EUR 2,067 million in Q2'21 with no material net results recorded in the net capital gains and provisions line. The quarter-on-quarter comparison was affected by the contribution to the SRF. Excluding this impact, profit rose 8% in constant euros compared to Q1'21 underlying attributable profit.
▶ H1'21 attributable profit was EUR 3,675 million. Excluding the EUR 530 million charge from expected restructuring costs for the year as a whole recorded in Q1'21, underlying attributable profit stood at EUR 4,205 million, 2.5 times higher than H1'20 (in constant euros), underpinned by the positive performance across regions, Digital Consumer Bank (DCB) and the global businesses. This figure was the highest first half underlying attributable profit recorded since 2010.
▶ These results were reflected in higher profitability: underlying RoTE of 12.6% (5.4% in H1'20), underlying RoRWA was 1.75% (0.80% in H1'20) and underlying earnings per share of EUR 0.227 (EUR 0.094 in H1'20).

STRENGTH
▶ Cost of credit improved to 0.94% in H1'21 (1.28% in FY20). Total loan-loss reserves in the first quarter exceeded EUR 24 bn and total coverage of credit impaired loans was 73%.
▶ The CET1 ratio was 12.11% in June 2021, with an organic generation of 7 bps (including a -18 bps accrual for potential shareholder remuneration equivalent to 50% of Q2’21 underlying profit1). On the other hand, it was affected by regulatory impacts and models (-24 bps).
▶ TNAV per share was EUR 3.98 in June 2021, 4% higher quarter-on-quarter and up 6% compared to December (including the EUR 0.0275 dividend paid in May).
(1) This figure follows the indications of the consolidating supervisor to consider the maximum within the pay-out target range (40%-50%) of underlying profit.

6	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q2'21	Q1'21%		% excl. FX	H1'21	H1'20%		% excl. FX
Net interest income	8,240	7,956	3.6	2.6	16,196	16,202	0.0	7.6
Net fee income (commission income minus commission expense)	2,621	2,548	2.9	2.0	5,169	5,136	0.6	8.3
Gains or losses on financial assets and liabilities and exchange differences (net)	243	651	(62.7)	(62.7)	894	1,073	(16.7)	(10.6)
Dividend income	244	65	275.4	274.9	309	265	16.6	17.6
Share of results of entities accounted for using the equity method	87	76	14.5	12.1	163	(135)	—	—
Other operating income / expenses	(130)	94	—	—	(36)	(273)	(86.8)	(85.9)
Total income	11,305	11,390	(0.7)	(1.6)	22,695	22,268	1.9	9.8
Operating expenses	(5,259)	(5,118)	2.8	2.2	(10,377)	(10,707)	(3.1)	2.5
Administrative expenses	(4,561)	(4,435)	2.8	2.3	(8,996)	(9,288)	(3.1)	2.5
Staff costs	(2,750)	(2,688)	2.3	1.8	(5,438)	(5,470)	(0.6)	4.6
Other general administrative expenses	(1,811)	(1,747)	3.7	3.0	(3,558)	(3,818)	(6.8)	(0.6)
Depreciation and amortization	(698)	(683)	2.2	1.6	(1,381)	(1,419)	(2.7)	2.7
Provisions or reversal of provisions	(531)	(959)	(44.6)	(45.0)	(1,490)	(614)	142.7	167.6
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(1,748)	(2,056)	(15.0)	(16.0)	(3,804)	(7,030)	(45.9)	(41.4)
Impairment on other assets (net)	8	(138)	—	—	(130)	(10,241)	(98.7)	(98.7)
Gains or losses on non financial assets and investments, net	51	1	—	—	52	27	92.6	96.4
Negative goodwill recognized in results	—	—	—	—	—	6	(100.0)	(100.0)
Gains or losses on non-current assets held for sale not classified as discontinued operations	(14)	(18)	(22.2)	(23.3)	(32)	(119)	(73.1)	(73.1)
Profit or loss before tax from continuing operations	3,812	3,102	22.9	21.4	6,914	(6,410)	—	—
Tax expense or income from continuing operations	(1,331)	(1,143)	16.4	14.5	(2,474)	(3,928)	(37.0)	(34.5)
Profit from the period from continuing operations	2,481	1,959	26.6	25.4	4,440	(10,338)	—	—
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	2,481	1,959	26.6	25.4	4,440	(10,338)	—	—
Attributable profit to non-controlling interests	(414)	(351)	17.9	17.3	(765)	(460)	66.3	75.2
Attributable profit to the parent	2,067	1,608	28.5	27.2	3,675	(10,798)	—	—

EPS (euros) (1)	0.112	0.085	31.4		0.197	(0.639)	—
Diluted EPS (euros) (1)	0.111	0.085	31.4		0.196	(0.639)	—

Memorandum items:
Average total assets	1,557,364	1,526,899	2.0		1,539,167	1,548,851	(0.6)
Average stockholders' equity	83,429	81,858	1.9		82,669	95,803	(13.7)
(1) Data adjusted for the capital increase in December 2020.

January - June 2021	7

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement

Executive summary

Profit (H1'21 vs H1'20)		Performance (H1'21 vs H1'20). In constant euros

Strong profit growth across regions and businesses		Higher underlying profit driven by total income, cost control and lower provisions
Attributable profit	Underlying attrib. profit	Total income	Costs		Provisions
EUR 3,675 mn	EUR 4,205 mn
-EUR 10,798 mn in H1'20	EUR 1,908 mn in H1'20	+8.4%	+3.1%		-42.1%

Efficiency		Profitability

The Group's efficiency ratio improved strongly, mainly driven by Europe		Strong profitability improvement compared to H1'20 and FY'20.
Group	Europe	RoTE	Underlying RoTE	RoRWA	Underlying RoRWA
45.7%	51.2%	11.8%	12.6%	1.66%	1.75%
▼1.6 pp vs H1'20	▼ 8.0 pp vs H1'20	▲ 10.1 pp	▲7.2 pp	▲ 3,0 pp	▲ 1.0 pp
Changes vs H1'20

è Results performance compared to H1'20
The Group presents, both at the total level and for each of the business units, the real changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management. For the Group as a whole, exchange rates had a significant impact on revenue (-8 percentage points) and costs (-6 percentage points).
▶ Total income
Total income totalled EUR 22,695 million in the first half of 2021, up 2% with respect to H1'20. If the FX impact is excluded, total income increased 10%, with growth in all regions and countries, except Mexico, showing the strength provided by our geographic and business diversification. Net interest income and net fee income accounted for 94% of total income. By line:
•Net interest income amounted to EUR 16,196 million, stable compared to H1'20. Stripping out the exchange rate impact, growth was 8%, mainly due to the net effect of the increase in revenue from higher average lending and deposit volumes and the lower cost of the latter, and the reduction in revenue from lower interest rates in many markets.

Net interest income
EUR million
constant euros
On the one hand, growth was recorded in the UK (+29%), through decisive management deposit repricing actions (mainly the 1I2I3 current account), as well as higher customer balances; Spain (+10%), driven by margin management and TLTRO; Brazil (+10%), due to greater volumes that offset lower average interest rates; and Chile (+12%), due to margin management and inflation. Finally, the US (+1%), due to focused pricing actions and despite rate and volume pressures.
On the other hand, Mexico fell 4%, due to notably lower interest rates and reduced volumes in a market environment of falling lending.
•Net fee income rose 1% year-on-year at EUR 5,169 million. Excluding the exchange rate impact, they were 8% higher, returning to pre-crisis levels in the second quarter after being one of the most affected line items by the health crisis.
In this way, some continue to be affected, mainly transactional fees. However, the year-on-year growth in the acquiring business, combined with the increases in card (+26%) and points of sale (+54%) turnover, support a sound recovery path, which was also reflected in mutual funds, insurance and wholesale businesses.

Net fee income
EUR million
constant euros

8	January - June 2021

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Income statement
Santander Corporate & Investment Banking surged 18% year-on-year driven by strong markets growth and the positive performance in Banking businesses (GDF and GTB). Wealth Management & Insurance rose 10% (including fees ceded to the branch network). Overall, both businesses together accounted for approximately 50% of the Group’s total net fee income (SCIB: 17%; WM&I: 32%).
By region, growth was seen across the board in all areas; North America grew 5% with rises in the US and Mexico; overall growth in South America (+14%); and Europe was up 5%, with generalized increases in all markets except the UK, due to regulatory changes affecting overdrafts since April 2020.
•Gains on financial transactions, accounted for 4% of total income and stood at EUR 894 million (EUR 1,073 million in the first half of 2020), with falls in Spain (-37%), Mexico (-63%), Chile (-26%) and Brazil (-4%). On the other hand, growth was recorded in Portugal (ALCO portfolio sales).
•Dividend income was EUR 309 million in the first half of 2021, 17% higher than in the same period of 2020 (+18% excluding the exchange rate effect), after the completion of several dividend payments following last years' reduction, delay or cancellation amid the pandemic.
•The results of entities accounted for using the equity method amounted to EUR 163 million, reflecting the higher contribution from the entities associated to the Group.
•Other operating income recorded a loss of -EUR 36 million compared to -EUR 273 million in the first half of 2020, as the greater contribution to the SRF in 2021 was offset by higher results from insurance and leasing.

Total income
EUR million
constant euros

▶ Costs
Operating costs amounted to EUR 10,377 million, 3% lower year-on-year. Excluding the exchange rate impact, costs rose 3% given the general upturn in inflation in 2021 and the investments in technology and digital developments. Excluding inflation (i.e. in real terms) costs dropped 0.4%.
The efficiency ratio was 45.7%, improving 1.6 pp versus last year, mainly driven by Europe. This enabled Santander to remain one of the most efficient global banks in the world.
The trends by region and market in constant euros were as follows:
•In Europe, costs were 1% lower, -2% in real terms (excluding average inflation), making headway in our cost reduction plan. Falls were recorded in Spain (-7%), the UK and Portugal (-3%). Poland rose 2% due to higher personnel expenses. The efficiency ratio in the region improved notably to 51.2% (-8 pp year-on-year).
•In North America, costs increased 7%. In real terms, they were 4% higher, mainly driven by technology expenses and amortizations, with a 3% increase in the US and a 2% fall in Mexico. The efficiency ratio in the region stood at 42.7%.
•Finally, in South America, the increase in costs (+7%) was greatly distorted by the very high inflation in Argentina. In real terms, costs reduced 3% in the region: Brazil (-6%), Chile (-1%) and Argentina (+6%). The efficiency ratio in the region stood at 34.4%.

Operating expenses
EUR million
constant euros

January - June 2021	9

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Income statement
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) rose to EUR 1,490 million (EUR 614 million in H1'20). This line item includes the charges for restructuring costs, as well as charges related to CHF mortgages in Poland and Digital Consumer Bank (EUR 154 million in H1'21).
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 3,804 million, down 46% year-on-year in euros and -41% in constant euros, mainly from additional provisions recorded in 2020 based on the IFRS 9 forward-looking view and the collective and individual assessments to reflect expected credit losses arising from covid-19.
▶ Impairment on other assets (net)
Impairment on other assets (net) stood at EUR 130 million. In H1'20, this line item was EUR 10,241 million due to the valuation adjustment of goodwill of -EUR 10,100 million recorded in the second quarter.

Net loan-loss provisions
EUR million
constant euros

3,503
2,984
2,575
2,659
2,004
1,749
3,909
3,118
2,535
2,611
1,992
1,761
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

▶ Gains or losses on non-financial assets and investments (net)
This line item recorded EUR 52 million in the first half of 2021, compared to EUR 27 million in the same period of 2020.
▶ Negative goodwill recognized in results
This line item recorded EUR 0 million in H1'21 (EUR 6 million in H1'20).
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This line item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled -EUR 32 million in the first half of 2021, compared to -EUR 119 million in the first half of 2020.
▶ Profit before tax
Profit before tax amounted to EUR 6,914 million in the first half of 2021, increasing from -EUR 6,410 million in the same period of 2020, spurred by growth in total income and lower provisions in 2021 and the valuation adjustment of goodwill accounted in H1'20.
▶ Income tax
Total corporate income tax was EUR 2,474 million (EUR 3,928 million in the first half of 2020, which recorded the EUR 2,500 million valuation adjustment to deferred tax assets).
▶ Attributable profit to non-controlling interests
Attributable profit to non-controlling interests amounted to EUR 765 million, up 66% year-on-year (+75% excluding the exchange rate impact).
▶ Attributable profit to the parent
Attributable profit to the parent amounted to EUR 3,675 million in H1'21, compared with EUR 10,798 million in H1'20.
RoTE stood at 11.8% (1.7% in H1'20), RoRWA of 1.66% (-1.34% in H1'20) and earnings per share stood at EUR 0.197 (-EUR 0.639 in H1'20).

10	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement
▶ Underlying attributable profit to the parent
Attributable profit to the parent recorded in the first half of 2021 and 2020 was affected by results that are outside the ordinary course of our business and distort the year-on-year comparison, and are detailed below:
•In H1'21, these results totalled -EUR 530 million due to the recording in Q1'21 of restructuring costs as follows: -EUR 293 million in the UK, -EUR 165 million in Portugal, -EUR 16 million in Digital Consumer Bank and -EUR 56 million in the Corporate Centre.
•In the first half of 2020, these results amounted to -EUR 12,706 million from the valuation adjustment of goodwill ascribed to various Group units (-EUR 10,100 million) and the valuation adjustment to deferred tax assets of the Spanish consolidated fiscal group with an impact of -EUR 2,500 million. In addition, restructuring costs and other provisions had a net impact of -EUR 106 million.
For further information see the 'Alternative performance measures' section of this report.
Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the net capital gains and provisions line, the adjusted or underlying attributable profit to the parent was EUR 4,205 million in the first half of 2021 and EUR 1,908 million in the same period last year.
The Group’s cost of credit (considering the last 12 months) stood at 0.94%, 0.79% considering the last 6 months, performing better than expected, due to lower provisions in most markets, mainly in Brazil, the US and the UK. The latter two recorded releases in the last quarter.
Before the recording of loan-loss provisions, the Group's underlying net operating income (total income less operating expenses) was EUR 12,318 million, a 4% increase year-on-year, which becomes a 13% rise excluding the FX impact, with the following performance of the latter by line and region:
By line:
•Total income up primarily driven by net interest income (+8%) and the rebound net fee income (+8%).
•Costs were higher on the back of the upturn in inflation. In real terms, broad-based declines across Europe, Brazil, Chile and Mexico.
By region:
•In Europe, net operating income increased 37% with rises in all markets.
•In North America, net operating income was 2% higher. By country, the US increased 13% and Mexico dropped 12%.
•In South America, growth was 11% with rises of 14% in Brazil, 10% in Chile and 6% in Argentina.
•In Digital Consumer Bank, net operating income increased 2%.
In the first half of 2021, the Group’s underlying RoTE was 12.6% (5.4% in H1'20), underlying RoRWA was 1.75% (0.80% in H1'20) and underlying earnings per share EUR 0.227 (EUR 0.094 in H1'20).

Summarized underlying income statement
EUR million			Change				Change
	Q2'21	Q1'21%		% excl. FX	H1'21	H1'20%		% excl. FX
Net interest income	8,240	7,956	3.6	2.6	16,196	16,202	0.0	7.6
Net fee income	2,621	2,548	2.9	2.0	5,169	5,136	0.6	8.3
Gains (losses) on financial transactions (1)	243	651	(62.7)	(62.7)	894	1,073	(16.7)	(10.6)
Other operating income	201	235	(14.5)	(16.1)	436	107	307.5	309.0
Total income	11,305	11,390	(0.7)	(1.6)	22,695	22,518	0.8	8.4
Administrative expenses and amortizations	(5,259)	(5,118)	2.8	2.2	(10,377)	(10,653)	(2.6)	3.1
Net operating income	6,046	6,272	(3.6)	(4.7)	12,318	11,865	3.8	13.4
Net loan-loss provisions	(1,761)	(1,992)	(11.6)	(12.7)	(3,753)	(7,027)	(46.6)	(42.1)
Other gains (losses) and provisions	(470)	(467)	0.6	1.2	(937)	(997)	(6.0)	(1.6)
Profit before tax	3,815	3,813	0.1	(1.3)	7,628	3,841	98.6	122.9
Tax on profit	(1,334)	(1,324)	0.8	(1.1)	(2,658)	(1,468)	81.1	101.8
Profit from continuing operations	2,481	2,489	(0.3)	(1.3)	4,970	2,373	109.4	136.1
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,481	2,489	(0.3)	(1.3)	4,970	2,373	109.4	136.1
Non-controlling interests	(414)	(351)	17.9	17.2	(765)	(465)	64.5	73.4
Net capital gains and provisions	—	(530)	(100.0)	—	(530)	(12,706)	(95.8)	(95.8)
Attributable profit to the parent	2,067	1,608	28.5	27.2	3,675	(10,798)	—	—
Underlying attributable profit to the parent (2)	2,067	2,138	(3.3)	(4.4)	4,205	1,908	120.4	152.8
(1) Includes exchange differences.
(2) Excludes net capital gains and provisions.

January - June 2021	11

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement
è Results performance compared to the previous quarter
In the second quarter, attributable profit to the parent amounted to EUR 2,067 million, with no material net results recorded in the net capital gains and provisions line.
Attributable profit to the parent recorded a significant jump (+29% in euros and +27% in constant euros) from EUR 1,068 million in Q1'21, which was affected by restructuring costs (-EUR 530 million).
Compared to Q1'21 underlying attributable profit (EUR 2,138 million, excluding restructuring costs), profit was 3% lower (-4% at constant exchange rates).
This decrease was mainly driven by the contribution to the SRF in Spain, Other Europe, Digital Consumer Bank and the Corporate Centre recorded in Q2'21. Excluding this impact, underlying attributable profit rose 8% (excluding the exchange rate impact), with the following performance by line in constant euros:

Net operating income
EUR million
constant euros

•Total income was 2% lower quarter-on-quarter, dampened by the aforementioned SRF contribution and reduced gains on financial transactions, which were exceptionally high in Q1'21. Net interest income and net fee income grew 3% and 2%, respectively, maintaining their recovery paths despite an environment where interest rates remained low and economic activity, although recovering, continued to be constrained by the pandemic.
•Continued rigorous expense management. However, the upturn in inflation (especially in North America and South America), led to a 2% rise in the Group. In Europe, decreases were recorded in Spain, Portugal and the UK, on the back of the ongoing efficiency programmes.
•Loan-loss provisions continued to fall (-13%). Of note were the releases in the UK and the US from the improved economic forecast.
•Other gains (losses) and provisions recorded an -EUR 110 million charge related to CHF mortgages in Poland and Digital Consumer Bank.

Underlying attributable profit to the parent*
EUR million
constant euros
(*) Excluding net capital gains and provisions.

12	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Jun-21	Jun-20	Absolute	%	Dec-20
Cash, cash balances at central banks and other demand deposits	183,091	138,266	44,825	32.4	153,839
Financial assets held for trading	102,792	124,145	(21,353)	(17.2)	114,945
Debt securities	34,114	32,062	2,052	6.4	37,894
Equity instruments	13,545	7,782	5,763	74.1	9,615
Loans and advances to customers	265	289	(24)	(8.3)	296
Loans and advances to central banks and credit institutions	—	6	(6)	(100.0)	3
Derivatives	54,868	84,006	(29,138)	(34.7)	67,137
Financial assets designated at fair value through profit or loss	61,324	97,270	(35,946)	(37.0)	53,203
Loans and advances to customers	25,353	35,421	(10,068)	(28.4)	24,673
Loans and advances to central banks and credit institutions	28,791	54,815	(26,024)	(47.5)	21,617
Other (debt securities an equity instruments)	7,180	7,034	146	2.1	6,913
Financial assets at fair value through other comprehensive income	114,505	122,560	(8,055)	(6.6)	120,953
Debt securities	103,549	112,041	(8,492)	(7.6)	108,903
Equity instruments	2,751	2,228	523	23.5	2,783
Loans and advances to customers	8,205	8,291	(86)	(1.0)	9,267
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	1,003,417	976,298	27,119	2.8	958,378
Debt securities	29,038	27,167	1,871	6.9	26,078
Loans and advances to customers	920,695	890,795	29,900	3.4	881,963
Loans and advances to central banks and credit institutions	53,684	58,336	(4,652)	(8.0)	50,337
Investments in subsidiaries, joint ventures and associates	7,562	8,668	(1,106)	(12.8)	7,622
Tangible assets	32,678	33,271	(593)	(1.8)	32,735
Intangible assets	16,454	15,946	508	3.2	15,908
Goodwill	12,854	12,595	259	2.1	12,471
Other intangible assets	3,600	3,351	249	7.4	3,437
Other assets	46,813	56,457	(9,644)	(17.1)	50,667
Total assets	1,568,636	1,572,881	(4,245)	(0.3)	1,508,250

Liabilities and shareholders' equity
Financial liabilities held for trading	68,982	97,700	(28,718)	(29.4)	81,167
Customer deposits	—	—	—	—	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	—	—	—	—
Derivatives	52,440	84,202	(31,762)	(37.7)	64,469
Other	16,542	13,498	3,044	22.6	16,698
Financial liabilities designated at fair value through profit or loss	54,131	59,619	(5,488)	(9.2)	48,038
Customer deposits	38,005	36,346	1,659	4.6	34,343
Debt securities issued	5,491	4,386	1,105	25.2	4,440
Deposits by central banks and credit institutions	10,635	18,887	(8,252)	(43.7)	9,255
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,310,433	1,283,581	26,852	2.1	1,248,188
Customer deposits	856,122	810,486	45,636	5.6	814,967
Debt securities issued	237,739	254,398	(16,659)	(6.5)	230,829
Deposits by central banks and credit institutions	182,770	189,214	(6,444)	(3.4)	175,424
Other	33,802	29,483	4,319	14.6	26,968
Liabilities under insurance contracts	1,014	2,246	(1,232)	(54.9)	910
Provisions	10,400	11,948	(1,548)	(13.0)	10,852
Other liabilities	27,931	25,928	2,003	7.7	27,773
Total liabilities	1,472,891	1,481,022	(8,131)	(0.5)	1,416,928
Shareholders' equity	117,552	112,899	4,653	4.1	114,620
Capital stock	8,670	8,309	361	4.3	8,670
Reserves	105,207	117,050	(11,843)	(10.1)	114,721
Attributable profit to the Group	3,675	(10,798)	14,473	—	(8,771)
Less: dividends	—	(1,662)	1,662	(100.0)	—
Other comprehensive income	(32,181)	(30,637)	(1,544)	5.0	(33,144)
Minority interests	10,374	9,597	777	8.1	9,846
Total equity	95,745	91,859	3,886	4.2	91,322
Total liabilities and equity	1,568,636	1,572,881	(4,245)	(0.3)	1,508,250

January - June 2021	13

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary *

	Loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)

Credit normalization following the uptick at the beginning of the pandemic, due to high liquidity in the system			Strong increase in customer funds benefiting from the higher propensity to save derived from the health crisis
940	▲ 1% QoQ	▲ 2% YoY	1,037	▲ 2% QoQ	▲ 7% YoY
billion			billion

	è By segment (YoY change):			è By product (YoY change):

Growth backed by individuals and large corporates			Of note were demand deposits (which account for 66% of customer funds) and mutual funds

Individuals	SMEs and corporates	CIB and institutions	Demand	Time	Mutual funds
+3%	-3%	+1%	+9%	-11%	+18%

(*) Changes in constant euros

è Loans and advances to customers
Loans and advances to customers stood at EUR 954,518 million, rising 2% both quarter-on-quarter and year-on-year.
The Group uses gross loans and advances to customers excluding reverse repos (EUR 939,559 million) for the purpose of analyzing traditional commercial banking loans. In addition, in order to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the second quarter, gross loans and advances to customers excluding reverse repos and without the exchange rate impact, increased 1%, as follows:
•Balances in Europe rose 1%. By market, Portugal and Spain increased 1%, 'Other Europe' +6% and the rest had no material change.
•North America grew 3% driven by the US, as Mexico remained flat.
•In South America, 2% growth with all markets increasing, notably Brazil (+3%) and Argentina (+9%).
•Digital Consumer Bank (DCB) recorded no material change, with widespread falls across the main consumer finance units, except the Nordics and France.
Compared to June 2020, gross loans and advances to customers (excluding reverse repos and the FX impact) grew 2%, as follows:
•In Europe, 1% growth with all markets increasing except Spain (-2%), dampened by SMEs and large corporates. Rises were recorded in Portugal (+5%), driven by SMEs and mortgages, the UK (+1%), driven by residential mortgage activity and the government programmes for corporate customers, and Poland, which increased slightly. "Other Europe" rose 16%, mainly SCIB.
•In North America, Mexico fell 4% as corporate loans began to normalize following the uptick at the beginning of the pandemic and the lower card activity during lockdown. The US fell 2% affected by Puerto Rico and Bluestem portfolio disposals (+1% excluding their impacts). The region as a whole recorded a 3% decrease (flat excluding the aforementioned disposals).
•Growth in South America was 10%, with broad-based increases across countries except Chile (-2% due to corporates and CIB). Argentina up 36% driven by SMEs and cards, Brazil +15% with positive performance in all segments and Uruguay rose 9%.
•Digital Consumer Bank remained broadly stable. Openbank surged 39%, albeit compared to more modest figures.
Gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (62%), SMEs and corporates (23%) and CIB (15%).

Gross loans and advances to customers (excl. reverse repos)
EUR billion

Gross loans and advances to customers (excl. reverse repos)
% operating areas. June 2021

+3%	*
Jun-21 / Jun-20

(*) In constant EUR: +2%

14	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Balance sheet
è Customer funds
Customer deposits amounted to EUR 894,127 million in June 2021, increasing 1% quarter-on-quarter and 6% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analyzing traditional retail banking funds, which amounted to EUR 1,037,068 million.
•In the quarter, customer funds increased 2%, with the following performance, excluding exchange rate impacts:
–By product, demand deposits rose 3% and mutual funds 5%, whilst time deposits decreased 3%.
–By primary segment, customer funds increased 1% in Europe, driven by Spain, the UK and Portugal. North America rose 2% driven by the US, and South America increased 5% with widespread growth across markets. Digital Consumer Bank rose 4%.
•Compared to June 2020, customer funds were up 7%, excluding the exchange rate impact:
–By product, deposits excluding repos rose 4%. Demand deposits (+9%) increased in all markets, and time deposits fell 11%, with broad-based declines except Brazil and Argentina. Mutual funds surged 18% underpinned by net inflows and markets recovery.
–By country, customer funds rose in all regions and their respective units. Of note were the increases in Argentina (+47%), Uruguay (+14%), and Poland and Chile (both +10%), and more moderate growth in Brazil (+8%), the US, Spain and Portugal (+6% each), the UK (+5%) and Mexico (+2%).
–Positive performance also in DCB, which rose 12%. Openbank increased 26%.
With this performance, the weight of demand deposits as a percentage of total customer funds rose 1 pp in the last 12 months to 66%, which resulted in a better cost of deposits.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first half of 2021, the Group issued:
•Medium- and long-term senior debt amounting to EUR 7,771 million and EUR 74 million covered bonds placed in the market.
•There were EUR 10,110 million of securitizations placed in the market.
•In order to strengthen the Group’s situation, issuances to meet the TLAC requirement amounting to EUR 9,160 million (EUR 7,581 million of senior non-preferred; EUR 1,579 million of senior preferred).
•Maturities of medium- and long-term debt of EUR 13,508 million.
The net loan-to-deposit ratio was 107% (110% in June 2020). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 116%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch (long-term senior non-preferred debt at A- and short-term at F2), Moody's (A2 for long term debt and P-1 for short-term), Standard & Poor’s (A for long term debt and A-1 for short term) and DBRS (A high for long term debt and R-1 middle for short term), in all cases with a stable outlook. During the first half of the year, Moody's confirmed its outlook, while Fitch and Standard & Poor's upgraded its outlook from negative to stable.
While sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating assigned to the country where it is headquartered, Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s and DBRS and at the same level by Fitch and S&P, which demonstrates our financial strength and diversification.

Customer funds
EUR billion

Customer funds
% operating areas. June 2021

+8% *

+20%

+6%

•Total
•Mutual funds
•Deposits exc. repos

Jun-21 / Jun-20

(*) In constant EUR: +7%

January - June 2021	15

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Phased-in capital ratio*	Phased-in CET1 ratio*

The phased-in CET1 ratio exceeded our 11%-12% target range, resulting in a management buffer of 325 bps	In the quarter, strong organic generation after absorbing growth in RWAs and shareholder remuneration charges
	Organic generation	+7 bps
(after -18 bps accrual for potential shareholder remuneration and -5 bps from increased RWAs)

TNAV per share

TNAV per share was EUR 3.98, 4% higher quarter-on-quarter and +6% year-on-year

At the end of the quarter, the total phased-in capital ratio stood at 15.82% and the CET1 ratio (phased-in) at 12.11%. We have a strong capital base, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.01% for the total capital ratio and 8.86% for the CET1 ratio). This results in a CET1 management buffer of 325 bps, compared to the pre-covid-19 buffer of 189 bps.
In the quarter, continued strong organic capital generation of 7 bps due to profit earned. This figure includes a negative impact of 5 bps for the increase in RWAs driven by higher volumes, and an impact of -18 bps for potential shareholder remuneration, equivalent to 50% of this quarter's underlying profit. This figure follows the indications of the consolidating supervisor to consider the maximum within the pay-out target range (40%-50%) of underlying profit**.
In addition, regulatory and model-related impacts were recorded in the quarter for -24 bps, of which -9 bps correspond to TRIM (targeted review of internal models) low defaults and -11 bps to SA-CCR (standardized approach counterparty credit risk).
Lastly, the performance of markets and others was virtually static in the quarter.
Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 ratio was -41 bps, leading to a fully-loaded CET1 ratio of 11.70%.
The phased-in leverage ratio stood at 5.2%, and the fully-loaded at 5.0%.

Eligible capital. June 2021
EUR million
	Phased-in*	Fully-loaded
CET1	70,864	68,510
Basic capital	79,973	77,307
Eligible capital	92,539	90,260
Risk-weighted assets	584,999	585,379

CET1 capital ratio	12.11	11.70
T1 capital ratio	13.67	13.21
Total capital ratio	15.82	15.42

Phased-in CET1 ratio performance*
%

Note: as indicated by the consolidating supervisor, a 50% pay-out of underlying attributable profit, the maximum within the target range (40%-50%), has been assumed for the calculation of the capital ratios in 2021. Previously, 40% cash pay-out was considered.
(*) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Without it, the fully-loaded ratio was 11.70%. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the CRR.
(**) Subject to the board and, if applicable, the general shareholders' meeting adopting the pertinent resolutions regarding shareholder remuneration and dividend payment policy.

16	January - June 2021

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk
Credit quality indicators continued the trend of the first quarter			Our market risk profile remained low with stable VaR levels in a context of improved economic recovery expectations
Cost of credit[2]	NPL ratio	Coverage ratio
0.94%	3.22%	73%	Q2'21	Average VaR	EUR 9.1 million
▼32 bps vs H1'20	▼ 4 bps vs H1'20	▲1 pp vs H1'20

Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory limits			Level of losses in relative terms by Basel categories were lower than in the previous quarter
LCR 164% ▼ 12 pp vs H1'20

▶ Credit risk management
The Group’s NPL ratio stood at 3.22% in the second quarter, showing an increase of 2 bps compared to the previous quarter and a 4 bps decrease year-on-year. This was mainly due to the positive performance of North America (-10 bps vs. Q1’21), somewhat mitigated by the increases in Europe and South America.
Credit impaired loans amounted to EUR 33,266 million, a 2% increase compared to the previous quarter, while our loan book grew by 1%.
Regarding loan-loss provisions, they amounted to EUR 1,761 million (13% less than the previous quarter in constant euros).
As of June 2021, loan-loss provisions amounted to EUR 3,753 million, 42% lower than H1'20 in constant euros, favoured by additional reserves built in 2020 to cover the expected credit losses arising from the effects of the pandemic.
The Group's cost of credit stood at 0.94%, a 14 bps decrease compared to the previous quarter (supported by the good performance of the portfolio) and -32 bps year-on-year.
Total loan-loss reserves in the second quarter stood at EUR 24,239 million, in line with the previous quarter, with the total coverage of credit impaired loans at 73%.
A significant part of our portfolios in Spain and the UK have real estate collateral, which requires lower coverage levels.

Key metrics performance by geographic area

	Loan-loss provisions [1]		Cost of credit (%) [2]		NPL ratio (%)		Total coverage ratio (%)
	H1'21	Chg (%) / H1'20	H1'21	Chg (bps) / H1'20	H1'21	Chg (bps) / H1'20	H1'21	Chg (pp) / H1'20
Europe	1,202	(28.4)	0.49	8	3.30	(10)	48.4	1.8
Spain	941	—	1.00	32	6.22	(33)	46.0	2.7
United Kingdom	(68)	—	0.09	(13)	1.30	20	37.4	(5.4)
Portugal	69	(33.5)	0.41	11	3.71	(72)	73.0	12.1
Poland	113	(36.6)	0.88	(9)	4.58	1	72.4	3.4
North America	588	(73.2)	1.67	(154)	2.28	56	152.3	(54.2)
USA	156	(90.5)	1.34	(196)	2.00	51	185.7	(67.4)
Mexico	432	(21.2)	2.74	(21)	3.10	60	90.6	(24.3)
South America	1,492	(27.8)	2.51	(98)	4.36	(37)	98.1	5.2
Brazil	1,222	(22.4)	3.51	(116)	4.55	(52)	112.3	2.1
Chile	182	(49.0)	1.07	(39)	4.57	(42)	63.9	9.1
Argentina	48	(47.4)	3.94	(173)	3.34	19	167.6	2.0
Digital Consumer Bank	308	(42.2)	0.64	(10)	2.18	(14)	111.9	3.9
TOTAL GROUP	3,753	(42.1)	0.94	(32)	3.22	(4)	72.9	0.8
(1) EUR million and % change in constant euros
(2) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months

January - June 2021	17

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Risk management
Regarding moratoria programmes, as part of the customer support measures implemented by the Group to tackle the effects of covid-19, 92% of total moratoria have already expired by the second quarter, showing a payment performance aligned with expectations, with 5% in stage 3.
The current outstanding moratoria totalled EUR 8.7 billion, (mainly in Spain and Portugal), of which c. EUR 7.5 billion will expire by the end of the third quarter.
Regarding IFRS 9 stages evolution:
•Stage 1 exposures increased by 2.1% vs. the previous quarter, mainly due to new loan originations in SCIB and Brazil.
•Exposure in stage 2 remained stable in the quarter after the increase recorded last year, mostly driven by the macroeconomic deterioration caused by the pandemic.
•Stage 3 exposures slightly increased in the quarter.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Jun-21	Mar-21	Jun-20	Jun-21	Mar-21	Jun-20
Stage 1	904	885	878	0.5%	0.5%	0.6%
Stage 2	70	70	61	8.2%	8.1%	7.7%
Stage 3	33	32	33	42.2%	42.5%	41.1%
(1) Exposure subject to impairment. Additionally, in June 2021 there are EUR 26 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 27 billion in March 2021 and EUR 36 in June 2020).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q2'21	QoQ	YoY
Balance at beginning of period	32,473	2.2	(0.8)
Net additions	2,561	2.6	(8.7)
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	351	(20.9)	—
Write-offs	(2,119)	(5.1)	(12.2)
Balance at period-end	33,266	2.4	1.5

Loan-loss allowances	24,239	0.9	2.6
For impaired assets	14,030	1.64	4.25
For other assets	10,209	(0.21)	0.31

▶ Market risk
The global corporate banking trading activity risk is mainly interest rate driven, focused on servicing our customer's needs and measured in daily VaR terms at 99%.
In the second quarter, VaR fluctuated around an average value of EUR 9.1 million, very stable, with markets focused on the economic recovery despite some issues adding volatility such as latest inflation pressures or cryptos among others, closing Q2’21 at EUR 9.2 million. These figures remain low compared to the size of the Group’s balance sheet and activity.
It should be also mentioned that there are other positions classified for accounting purposes as trading (total VaR of EUR 9.4 million at the end of June 2021).

Trading portfolios (1). VaR by geographic region
EUR million
	2021		2020
Second quarter	Average	Latest	Average

Total	9.1	9.2	15.4
Europe	7.9	9.6	14.9
North America	2.4	5.8	8.8
South America	6.0	6.1	5.8
(1) Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios (1). VaR by market factor
EUR million
Second quarter	Min.	Avg.	Max.	Last
VaR total	6.9	9.1	12.6	9.2
Diversification effect	(8.1)	(12.6)	(18.8)	(15.4)
Interest rate VaR	6.0	9.1	15.3	8.6
Equity VaR	2.3	3.1	4.6	3.7
FX VaR	2.0	4.1	7.3	5.5
Credit spreads VaR	3.0	3.8	5.3	5.0
Commodities VaR	0.9	1.6	2.6	2.0
(1) Activity performance in Santander Corporate & Investment Banking markets.
NOTE: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor

18	January - June 2021

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Risk management

Trading portfolios[1]. VaR performance
EUR million
(1) Corporate & Investment Banking performance in financial markets.

▶ Structural and liquidity risk
•Regarding the structural exchange rate risk, it is driven mainly by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact on the core capital ratio of foreign exchange rate movements. In the quarter, hedging of the core capital ratio for foreign exchange rate risk was kept close to 100%.
•In terms of structural interest rate risk, inflation rises continued leading to prospects of Central Banks slowing down stimulus measures earlier than expected, coupled with some political instability in Latin America, adding volatility to markets, although no material issues were detected and risk levels remained at comfortable levels.
•Regarding liquidity risk during the second quarter, the Group maintained a comfortable position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

▶ Operational risk
•Overall, our operational risk profile continued to be stable during the second quarter of 2021, as the Group´s headquarters and subsidiaries have fully adapted to the new environment. The following aspects were closely monitored during this period:
–Fraud and cyber risk threats across the financial industry, and reinforcement of the control environment (i.e. patching, browsing control, data protection controls, etc.), as well as heightened monitoring as a preventive measure.
–Third party risk exposure, maintaining a close oversight on critical providers, with focus on business continuity capabilities, compliance with service level agreements and operational resilience requirements.
–People risk, due to our employees return to offices and/or work from home situations. Measures have been implemented to ensure a suitable and safe working environment across the Group's subsidiaries.
–Evolution of operational risks linked to the existing portfolios resulting from government and internal aid programmes.
–Regulatory compliance, due to the increasing regulatory requirements across the Group.
•As the situation continues to evolve, we are also monitoring the changes in the environment as well as the transition to digital banking in order to identify risk exposures and anticipate actions in order to reduce their impact.
•In terms of the second quarter performance, level of losses in relative terms by Basel categories were lower than in the previous quarter.

January - June 2021	19

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General background

GENERAL BACKGROUND
Grupo Santander ran its business in the second quarter of 2021 in an environment marked by significant progress in vaccination and mobility, the continuation of economic policies to support recovery (although Brazil and Mexico raised interest rates), higher commodity prices and expansive financial conditions. This general tone had exceptions in some Latin American economies, where control of the pandemic is progressing slowly. Nevertheless, higher inflation in many economies and fears over some variants of the virus when herd immunity has not yet been achieved have caused some volatility in the markets.

Country	GDP Change[1]	Economic performance
Eurozone	-1.3%
Growth is accelerating thanks to the reopening of economic activity following progress in vaccination and despite the fact that the irruption of the Delta variant of covid-19 is generating concern. The unemployment rate fell to 7.9% in May. Inflation has risen since the beginning of the year (1.9% in June from 0.9% in January) due to one-off factors, although the recovery in demand may exert some upward pressure in the coming months.

Spain	-4.2%
Q2'21 data shows a remarkable recovery. Jobs are being created and business and consumer confidence are improving, which will boost domestic demand. Inflation (2.7% in June) picked up due to the impact of energy prices, but core inflation stood close to 0%, reflecting that the economy remained at low activity levels, which is expected to improve.

United Kingdom	-6.1%
The resurgence of covid-19 cases arising from the Delta variant delayed the lift of most remaining restrictions until July. However, the latest indicators, including the lower unemployment rate (4.8% in April), point to an acceleration of recovery that we expect to bring the economy to pre-pandemic levels by year-end. Inflation in June (2.5%) reflected both the fast pace of recovery and the low level of comparison base effects. The Bank of England maintained the official rate at 0.1% and the Quantitative Easing target.

Portugal	-5.3%
The downward trend in covid-19 cases allowed the economy to almost fully reopen in Q2'21 and led to a recovery in consumption and investment and an improvement in the labour market (the unemployment rate was 7.2% in May). Inflation stood at 0.5% in June. Portugal's public finances (deficit of 6.9% of GDP in April) reflected the extension of lockdown measures in Q1'21.

Poland	-0.9%
After the third covid-19 wave in Q1'21, economic indicators turned more positive: industry, construction and trade continued to expand, with a solid labour market (unemployment rate at 4%), and prices also rose (inflation of 4.4% in June). In this environment, the central bank continued to prioritize recovery over controlling inflation (0.1% interest rate).

United States	+0.4%
Improved health situation and fiscal impulses accelerated GDP growth to 6.4% quarter-on-quarter annualized in Q1'21. Inflation rose sharply to 5.3% in June, explained by supply chain problems, the jump in prices for services and comparison base effects. The Fed is holding monetary policy steady, but has started to review its outlook and to talk about 'when to start talking about tapering'.

Mexico	-3.6%
Economic growth picked up in recent months after a weak start to the year due to the resurgence of covid-19 and global intermediate goods supply problems. This increase was driven by the reopening of activities in the tertiary sector and exports. Inflation rebounded (5.9% in June), prompting the central bank to raise Mexico's official rate to 4.25% (4.0% in Q1'21).

Brazil	+1.0%
GDP growth surprised on the upside in Q1'21 (+2.3% quarter-on-quarter), which caused growth expectations to be revised upwards, reflecting a better response of companies to the pandemic and a faster recovery of the services sector after its reopening. Inflation continued to pick up (8.3% in June) and the central bank raised Brazil's official rate by 150 bps in Q2'21 to 4.25% and indicated it will continue to raise rates.

Chile	+0.3%
GDP growth in Q1'21 combined with progress in vaccination, better adaption of companies to the pandemic and additional fiscal stimulus implemented this year led to an upward revision of growth expectations for the year. Inflation ticked up (3.8% in June) and the central bank raised Chile's official rate by 25 bps to 0.75% in July, after remaining unchanged in Q2'21.

Argentina	+2.5%
After surprising on the upside in Q1'21, economic growth showed some contraction in Q2'21, due to the tighter restrictions to tackle the second covid-19 wave. However, prospects for economic recovery remain unchanged. Inflation remained high (monthly 3.2% in June). Authorities reached an agreement with the Paris Club on the payment of this year's debt maturity, while the renegotiation of the IMF programme continues.

(1) Year-on-year change Q1'21

20	January - June 2021

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Grupo Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and by type of business. We prepare the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The general principles applied are the same as those used in Grupo Santander.
On 9 April 2021, we announced that, starting and effective with the financial information for the first quarter of 2021, we would carry out a change in our reportable segments to reflect our new organizational and management structure.
These changes in the reportable segments aim to align the segment information with their management and have no impact on the group’s accounting figures.
a.Main changes in the composition of Grupo Santander's segments
The main changes, which have been applied to management information for all periods included in the consolidated financial statements, are the following:
Primary segments
1.Creation of the new Digital Consumer Bank (DCB) segment, which includes:
•Santander Consumer Finance (SCF), previously included in the Europe segment, and the consumer finance business in the United Kingdom, previously recorded in the country.
•Our fully digital bank Openbank and the Open Digital Services (ODS) platform, which were previously included in the Santander Global Platform segment.

2.Santander Global Platform (SGP), which incorporated our global digital services under a single unit, is no longer a primary segment. Its activities have been distributed as follows:
•Openbank and Open Digital Services (ODS), which, as mentioned above, are now included under the new Digital Consumer Bank reporting segment.
•The business recorded in Global Payment Services (Merchant Solutions -GMS-, Trade Solutions -GTS- and Consumer Solutions -Superdigital and Pago FX-) has been allocated to the three main geographic segments, Europe, North America and South America, with no impact on the information reported for each country.
Secondary segments
1.Creation of the PagoNxt segment, which incorporates simple and accessible digital payment solutions to drive customer loyalty and allows us to combine our most disruptive payment businesses into a single autonomous company, providing global technology solutions for our banks and new customers in the open market, and which has been structured into three businesses, previously included in SGP:
•Merchant Solutions: acquiring solutions for merchants.
•Trade Solutions (GTS): solutions for SMEs and companies operating internationally.
•Consumer Solutions: payment solutions for individuals, including the Superdigital platform, aimed at underbanked populations, and PagoFX, an international payment service in the open market.
2.Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
3.Elimination of the Santander Global Platform reporting segment:
•Openbank and ODS are now recorded in the Retail Banking segment.
•Merchant Solutions, Trade Solutions, Superdigital and PagoFX form the new PagoNxt reporting segment.
The Group recasted the corresponding information of earlier periods considering the changes included in this section. As stated above, group consolidated figures remain unchanged.

January - June 2021	21

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b. Current composition of Grupo Santander segments
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized business unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in three businesses: Merchant Solutions, Trade Solutions and Consumer Solutions.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments and business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

22	January - June 2021

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January-June 2021
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	5,396	2,157	8,091	3,947	2,150	1,426
Spain	2,034	1,204	3,478	1,759	542	390
United Kingdom	2,100	238	2,322	1,023	997	693
Portugal	384	210	730	441	347	239
Poland	490	253	774	453	141	54
Other	387	253	787	272	122	49
North America	4,015	861	5,487	3,145	2,545	1,628
US	2,663	432	3,737	2,206	2,050	1,291
Mexico	1,352	414	1,743	991	548	387
Other	0	14	7	(52)	(53)	(50)
South America	5,334	1,770	7,311	4,793	3,113	1,645
Brazil	3,700	1,330	5,203	3,701	2,354	1,180
Chile	1,009	190	1,252	771	592	321
Argentina	440	161	563	214	100	108
Other	186	88	293	108	67	35
Digital Consumer Bank	2,130	395	2,606	1,392	1,008	569
Corporate Centre	(679)	(13)	(800)	(960)	(1,188)	(1,062)
TOTAL GROUP	16,196	5,169	22,695	12,318	7,628	4,205

Secondary segments
Retail Banking	15,238	3,462	19,347	10,942	6,565	3,790
Corporate & Investment Banking	1,460	900	2,938	1,870	1,808	1,197
Wealth Management & Insurance	179	612	1,021	574	561	406
PagoNxt	(2)	209	189	(108)	(118)	(127)
Corporate Centre	(679)	(13)	(800)	(960)	(1,188)	(1,062)
TOTAL GROUP	16,196	5,169	22,695	12,318	7,628	4,205

Underlying attributable profit to the parent distribution*
H1'21

(*) As a % of operating areas. Excluding the Corporate Centre.

Underlying attributable profit to the parent. H1'21
EUR million. % change YoY in constant euros

Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

+871%
+56%
+50%
-24%

+569%
-2%

+44%
+70%
+42%

+11%

+45%
+8%
n.a.

January - June 2021	23

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January-June 2020
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	4,708	2,071	7,115	2,902	799	529
Spain	1,856	1,178	3,350	1,509	350	251
United Kingdom	1,616	284	1,898	580	103	71
Portugal	399	191	668	372	230	160
Poland	547	220	742	428	167	73
Other	289	198	458	13	(52)	(26)
North America	4,339	869	5,651	3,299	878	616
US	2,891	465	3,730	2,144	305	211
Mexico	1,448	396	1,912	1,156	578	406
Other	0	9	10	(2)	(4)	(1)
South America	5,671	1,856	7,864	5,091	2,460	1,382
Brazil	4,083	1,483	5,788	3,949	1,881	995
Chile	873	166	1,137	678	331	183
Argentina	502	132	628	289	125	109
Other	213	74	311	175	123	95
Digital Consumer Bank	2,142	356	2,505	1,357	889	507
Corporate Centre	(658)	(15)	(617)	(784)	(1,186)	(1,125)
TOTAL GROUP	16,202	5,136	22,518	11,865	3,841	1,908

Secondary segments
Retail Banking	15,276	3,595	19,242	10,418	3,105	1,733
Corporate & Investment Banking	1,382	807	2,706	1,679	1,392	928
Wealth Management & Insurance	202	578	1,012	563	548	400
PagoNxt	0	171	176	(12)	(18)	(28)
Corporate Centre	(658)	(15)	(617)	(784)	(1,186)	(1,125)
TOTAL GROUP	16,202	5,136	22,518	11,865	3,841	1,908

24	January - June 2021

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Primary segments

EUROPE	Underlying attributable profit
EUR 1,426 mn
Executive summary (changes in constant euros)
→ We are accelerating our business transformation in One Santander in Europe to achieve superior growth and a more efficient operating model that should allow us to progress towards our medium-term underlying RoTE target of 10-12%[1].
→ The increase in revenue (+14%), combined with the continued cost reduction (-1%) and lower provisions (-28%), led to an underlying attributable profit of EUR 1,426 million (+172% year-on-year).
→ Volume growth in the last 12 months in almost all markets: loans grew 1% (notably the UK, Portugal and CIB) and customer funds rose 6%, with positive trends since the beginning of the year.

Strategy
Our goal with One Santander in Europe is to create a better bank where customers and our people feel a deep connection while delivering sustainable value for our shareholders. We aim to deliver a c.10-12% underlying RoTE for the medium-term1 and make progress in the long-term transformation through our action plan, defined around three main blocks:
•Grow our business by better serving our customers, focusing on capital efficient opportunities, which includes SCIB and WM&I, simplifying our mass market value proposition, improving customer experience and engaging with PagoNxt.
•Redefine how we interact with our customers, accelerating our digital agenda with one common mobile experience, re-imagining our branch network and transforming our contact centres building a common solution for the region.
•Create a common operating model, to serve our businesses through a common technology platform and automated operations, leveraging shared services and with one aligned team across Europe.
The key areas of progress by country on the quarter were:
•Spain: we established a new management committee in April, with priorities on strengthening our customer base through customer satisfaction and the simplification of our offering to

Loyal customers. June 2021
Thousands. % loyal / active customers

37%	/ active customers	36%	31%	49%	55%

10,179

achieve profitable growth, and managing credit risk in the current market environment. We continued to improve our digital services, for which we have been recognized as Best Bank in Digital Services and Most Innovative Retail Banking app in Spain in 2021 by Global Banking & Finance Review.
•United Kingdom: we continued to increase our digital customer base and foster mass market simplification through our customer journey. Customer margin management and better operational efficiency helped to deliver strong profit growth, backed by our transformation programme.
•Portugal: we progressed on our transformation programme to streamline the bank and accelerate our digital agenda, leveraging OneApp. Our aim is to be simpler, more nimble and closer to customers, in a challenging environment still marked by some lockdown measures. As a result, we were named Best Bank in Portugal in 2021 by Global Finance, which highlights our ability to meet our customers’ needs in challenging environments. We also made a headway in streamlining our operating model.

Digital customers. June 2021
Thousands. YoY % change

+6%	YoY	+4%	+5%	+13%	+8%

15,686

1.Medium term goals for underlying RoTE do not represent guidance. The actual underlying RoTE may vary materially in the medium term.

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Primary segments

•Poland: we successfully continued to progress in our business and strategic transformation to become a simpler, faster, more effective and more costumer centric organization. Our recent achievements include: top 3 position in NPS among Polish banks, reaching two million active mobile customers, launching of several new fully digital processes (new account openings, life and health insurances and home insurances). We also made headways with our local restructuring plans.
Business performance
Loans and advances to customers rose 2%. In gross terms and excluding reverse repurchase agreements and the exchange rate impact, loans were 1% higher. Growth was recorded in the UK, mainly driven by the mortgage business. Corporate activity slowed down, as a result of government aid programmes and lower demand in the past months.
Customer deposits increased 5% year-on-year in euros. Excluding repurchase agreements and at constant exchange rates, deposits grew 3% and mutual funds +22%. As a result, customer funds were 6% higher, with rises in all countries.
Results
Underlying attributable profit in the first half was EUR 1,426 million, 2.7 times higher than the same period of 2020, which was affected by the covid-19 crisis. Growth was also recorded in constant euros, with the following detail:
•Higher total income (14%) spurred by a very positive start of the year in the SCIB business, strong margin management in the UK in a highly competitive environment, together with the positive impact of the TLTRO in Spain and Portugal.
•Costs were down 1% as a result of the ongoing optimization plans in all countries, aligned with our savings targets for the region.
•Loan-loss provisions dropped 28% compared to the first half of 2020, which was strongly affected by covid-19 related provisions.

Business performance. June 2021
EUR billion and YoY % change in constant euros

562	+1%	683	+6%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
By country:
•Spain: underlying attributable profit in the first half surged 56% year-on-year, predominantly driven by the strong cost reduction. Total income rose 4% driven by the effective NII and net fee income management, and the positive impact of the TLTRO.
•United Kingdom: underlying attributable profit in the first half was virtually nine times higher year-on-year at EUR 693 million, reflecting the benefits from lower provisioning requirements and higher NII (lower cost of deposits and increased mortgage volumes).
•Portugal: first half underlying attributable profit was 50% higher than previous year, driven by ALCO portfolio sales and lower costs and provisions.
•Poland: interest rates cuts negatively impacted net interest income year-on-year, which were matched by the positive performance in net fee income and loan-loss provisions. However, underlying attributable profit fell 24% due to higher (non-deductible) provisions related to customer claims regarding CHF-indexed and based loans.
•Other Europe: SCIB had an excellent first half across the region. Revenue increased 77% versus the previous year, on the back of strong markets results. Costs rose 18% year-on-year driven by new projects and initiatives related to business development.
In the quarter, underlying attributable profit fell 28% in constant euros, primarily due to the contribution to the SRF recorded in the second quarter (approximately EUR 370 million), the aforementioned CHF mortgage loans related provisions and lower gains on financial transactions compared to an excellent first quarter. Conversely, net interest income and net fee income continued their upward trend, rising 3% and 1%, respectively.

Europe. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	3,942	-5	-5	8,091	+14	+14
Expenses	-2,072	0	0	-4,144	-2	-1
Net operating income	1,870	-10	-10	3,947	+36	+37
LLPs	-606	+2	+2	-1,202	-29	-28
PBT	919	-25	-26	2,150	+169	+172
Underlying attrib. profit	599	-28	-28	1,426	+170	+172
Detailed financial information on page 54

26	January - June 2021

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Primary segments

Spain	Underlying attributable profit
EUR 390 mn
Commercial activity and business performance
In individuals, positive commercial dynamism accelerated in the second quarter, notably residential mortgages, exceeding the highest level reached in the past 3 years, and consumer lending, recovering to pre-covid levels. There was also significant growth in protection insurance.
We continued to lead the Aqmetrix ranking as best online banking and best app for individuals and SMEs, and launched new products for young customers, financing up to 95% loan-to-value (LTV) ratio.
Regarding the self-employed, SMEs and corporates, of note was the quarterly increase in working capital (+9%) while the slowdown in the demand for loans continued, mainly due to the extension of grace periods in ICO funding and a latent environment of uncertainty regarding the post-covid-19 recovery.
We continued to grow in transactional products, with double-digit growth in credit and debit cards turnover (+18% year-on-year) and transfer volumes (+20%).
Loans and advances to customers dropped 2% year-on-year, as well as in gross terms and excluding reverse repos. In the quarter, 1% growth driven by individuals.
Customer deposits increased 2% compared to the same period of 2020 (similar performance excluding repos). Mutual funds were 20% higher, driven by sustained net positive inflows in the last 14 months.
Results
Underlying attributable profit in the first half amounted to EUR 390 million, 56% higher year-on-year. By line:
•Total income increased 4%, driven by 10% growth in net interest income (margin management and TLTRO), and a 2% increase in net fee income, positively affected by reduced economic activity in Q2'20.
•We continued our cost reduction efforts (-7% year-on-year), on the back of the transformation of our operating model, which enabled net operating income to grow 17%.
•In loan-loss provisions, we continued to strengthen our balance sheet due to uncertainty regarding post-covid-19 recovery and we remained focused on proactive risk management. The NPL ratio fell to 6.22% despite the challenging economic environment.
Compared to the first quarter, profit dropped 39% affected by the contribution to the SRF. Excluding this impact, total income increased 1% and net operating income +4%.

Spain. Underlying income statement
EUR million and % change

	Q2'21	/ Q1'21	H1'21	/ H1'20

Revenue	1,693	-5	3,478	4
Expenses	-852	-2	-1,719	-7
Net operating income	842	-8	1,759	17
LLPs	-492	+10	-941	0
PBT	202	-40	542	55
Underlying attrib. profit	147	-39	390	56
Detailed financial information on page 55

United Kingdom	Underlying attributable profit
EUR 693 mn
Commercial activity and business performance
We continue our focus on building deeper customer relationships and a seamless customer experience. Our priorities are aligned to the One Santander strategy, which include accelerated customer digital adoption, reshaping of our property footprint and faster digitalization and automation. Digital customers increased 5% and digital transactions increased 19% year-on-year.
Our strategic transformation programme continues. In Q1’21 we announced the proposed closure of 111 branches, reflecting the continued shift by customers towards online and mobile banking. We also confirmed 40% reduction in head office space.
Loans and advances to customers increased 5% compared to June 2020. Gross loans excluding reverse repos and exchange rate impact grew 1%, driven by residential mortgage activity and the government programmes for corporate customers, offset by reductions in our Corporate and CIB businesses.
Customer deposits increased 9% year-on-year. Customer funds excluding repos and exchange rate impact were 5% greater, continuing to reflect strong growth in Retail Banking and corporate deposits driven by customer spending patterns during the covid-19 pandemic.
Results
Underlying attributable profit in the first six months of 2021 of EUR 693 million, up 878% year-on-year and +871% in constant euros as follows:
•Total income was up 21%, with increased net interest income driven by management actions to reprice deposits (1I2I3 Current Account), as well as higher customer balances. This increase was partly offset by the impact of regulatory changes to overdrafts that took effect in April 2020.
•Costs reduced 2%, continuing to reflect efficiency savings from our transformation programme. As a result, efficiency ratio improved significantly (-13.5 pp) reaching 56.0%.
•Loan-loss provisions releases of EUR 68 million in H1’21 after the EUR 86 million release in Q2'21, reflecting the absence of significant underlying charges and an improved economic forecast. The cost of credit remained low at 9 bps and the NPL ratio was 1.30%.
Against Q1'21, underlying attributable profit increased 34% in constant euros. The increase was driven by higher net interest income (deposit repricing), lower costs and loan-loss provisions release.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	1,211	+9	+8	2,322	+22	+21
Expenses	-648	-1	-2	-1,299	-1	-2
Net operating income	563	+23	+21	1,023	+76	+75
LLPs	86	—	—	68	—	—
PBT	587	+43	+42	997	+865	+858
Underlying attrib. profit	399	+36	+34	693	+878	+871
Detailed financial information on page 56

January - June 2021	27

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Primary segments

Portugal	Underlying attributable profit
EUR 239 mn
Commercial activity and business performance
We continued with our transformation strategy, simplifying our processes and commercial proposition, in order to provide the best customer service:
•Business activity and volumes picked up, reflecting the lifting of lockdown measures and the rebound of the economy.
•Strong increase in digital adoption (web and mobile). The number of digital customers increased 13% year-on-year and digital sales were higher and now account for 59% of the total.
•New customer acquisition through the cuenta Santander, which combines a wide range of services provided under a single fee and also allows, through marginal cost, to include Mundo 123 benefits, which continued to be a key loyalty driver.
•The end of private moratoria (for individuals) in March had no impact on credit quality.
Loans and advances to customers increased 5% year-on-year, as well as in gross terms and excluding reverse repos, backed by the positive dynamics of new mortgage and SME loans.
Customer deposits rose 4% (as well as excluding repos). Overall, customer funds recorded sustained and balanced growth (+6%), with a continued focus on migrating to mutual funds (+37%), amid the low interest rate environment.
Results
Underlying attributable profit in the first half was 50% higher year-on-year at EUR 239 million, driven by:
•Customer revenue increased 1%: growth in net fee income mitigated low interest rates. Total income rose 9% driven by gains on financial transactions (higher ALCO portfolio sales).
•Costs dropped 2% driven by the ongoing transformation process. All these resulted in a significant efficiency improvement to 39.6% (-5 pp).
•Loan-loss provisions declined 34%. The cost of credit was 41 bps, the NPL ratio fell to 3.71% and coverage ratio was higher.
Compared to the previous quarter, underlying attributable profit decreased strongly, adversely impacted by lower gains on financial transactions, as customer revenue was 4% higher and costs and provisions maintained a favourable trend.

Portugal. Underlying income statement
EUR million and % change

	Q2'21	/ Q1'21	H1'21	/ H1'20

Revenue	303	-29	730	9
Expenses	-143	-2	-289	-2
Net operating income	160	-43	441	19
LLPs	-35	0	-69	-34
PBT	114	-51	347	51
Underlying attrib. profit	78	-51	239	50
Detailed financial information on page 57

Poland	Underlying attributable profit
EUR 54 mn
Commercial activity and business performance
Retail and SME banking activity improved, induced by the easing of lockdown measures. Positive performance was recorded in the main business lines: mortgages, leasing, mutual funds, cards and brokerage services.
Regarding BCB (Business Corporate Banking), business dynamics picked up year-on-year. In addition, we are strengthening our business position in the public sector. In CIB, we maintained our leading position in the local market, participating in relevant transactions such as the initial public offering of Pepco Group, the largest on the Warsaw Stock Exchange in H1'21.
We are also making headway with our Responsible Banking commitments by participating in green energy projects, such as the financing of a wind farm for PLN 550 million.
We introduced new products and services in the first half of the year to improve access to credit for customers with a good risk profile.
Loans and advances to customers decreased 1% year-on-year. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were up 1%. By segment, individuals rose 1%, SMEs were 6% higher and CIB +1%. Corporates and institutions fell 2%.
Customer deposits grew 5% year-on-year. Excluding repurchase agreements and at constant exchange rates, growth was 7% boosted by SMEs and BCB. We continued to actively manage deposits to optimize the cost of funding.
Results
Underlying attributable profit in the first half amounted to EUR 54 million, down 26% year-on-year, -24% in constant euros, impacted by the charge regarding Swiss franc mortgages, as net operating income after loan-loss provisions rose 43%, as follows:
•Total income rose 7%: lower net interest income (-8%), impacted by interest rate cuts, was offset by net fee income (+18%, boosted by increased transactionality, cards and securities services), the lower contribution to the BFG and greater dividends.
•Costs rose 5% mainly due to higher personnel expenses.
•Loan-loss provisions plummeted 37% due to lower charges in the SME and individual segments.
In the quarter, profit increased 63% in constant euros, propelled by total income (dividends in Q2'21 and the contribution to the BFG in Q1'21), lower provisions and reduced tax burden, which more than offset the charges regarding CHF mortgage loans.

Poland. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	417	17	+17	774	+4	+7
Expenses	-163	+3	+3	-321	+2	+5
Net operating income	254	+28	+28	453	+6	+9
LLPs	-45	-33	-34	-113	-38	-37
PBT	83	+43	+42	141	-16	-13
Underlying attrib. profit	34	+64	+63	54	-26	-24
Detailed financial information on page 58

28	January - June 2021

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Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 1,628 mn
Executive summary (changes in constant euros)
→ In North America, the Group's strategy is to accelerate growth in the US, while synergies between countries further increased, enhancing the regional approach and implementing local priorities, leveraging each country's best practices and global digital platforms
→ Sharp increase in customer funds boosted by higher deposits in SBNA and mutual funds. Loans and advances to customers fell dampened by the negative economic impact from the pandemic and the Puerto Rico and Bluestem portfolio disposals.
→ Underlying attributable profit surged 178% year-on-year, driven largely by lower provisions in the region, coupled with higher revenue in the US.

Strategy
In line with our strategy to deploy capital in the most profitable businesses:
•On 15 July 2021, Banco Santander announced that Santander Holdings USA, Inc. ('SHUSA') had reached an agreement to acquire Amherst Pierpont Securities, through the acquisition of its parent holding company, Pierpont Capital Holdings LLC, for a total consideration of c.USD 600 million (c.EUR 500 million). This acquisition is expected to be c.1% accretive to group EPS and generate a return on invested capital of c.11% by year 3 (post-synergies), with a -9 bp impact on Group capital at closing. The transaction is expected to close by the end of Q1'22, subject to regulatory approvals and customary closing conditions.
•On 2 July 2021, SHUSA announced a proposal to acquire all outstanding shares of common stock of Santander Consumer USA it does not already own. SHUSA currently owns approximately 80% of SC USA's outstanding shares, and, if the transaction is completed, SC USA would become a wholly owned subsidiary of SHUSA.
•On 26 March 2021, the Group announced its intention to repurchase the outstanding shares of Santander México that it does not own (8.3%). On 8 June, the Group announced a change in the expected structure so that it intends to formulate, instead of a mandatory delisting tender offer, a voluntary tender offer.
As for our regional strategy, synergies across countries increased further as we continued to run joint initiatives that included:
•Further development of the USMX trade corridor. SCIB and Commercial Banking continued to work to deepen relationships with existing customers, which was reflected in corridor revenue growth (SCIB: +21%; Commercial Banking: +8%).

Loyal customers. June 2021
Thousands. % loyal / active customers

38%	/ active customers	24%	40%

4,089

•Boost customer attraction and retention through loyalty strategies (such as initiatives to attract payrolls) and broadening our tailored service and product proposition (such as the commission-free remittance service from Santander US branches to any bank in Mexico). At the same time, we are working on the development of payment alternatives for the USMX trade corridor, such as Pago FX, and we are leveraging our global digital platform PagoNxt.
•Improve customer interaction with new segmentation. In the US, we set up a value proposition for affluent customers: Select and Private, and, in Mexico, we designed a service model for high-income customers, with the aim of differentiating the value proposition to its three segments: Select Black, Select and Evolution for young customers.
•Drive cultural transformation and share best practices to improve customer and employee experience, such as the success in implementing loyalty programmes in Mexico and the Consumer Banking transformation plan at Santander Bank (SBNA), as well as SC USA's experience in the auto business.
•Continue to reduce duplications in the operating model, platform and architecture, leveraging our existing capabilities to optimize expenses and increase profitability in the region.
To this end, we are consolidating the intra-regional IT function: operations know-how, digitalization, hubs, front-office and back-office, and addressing common challenges, together with the integration of the regional IT platform (MEXUS).

Digital customers. June 2021
Thousands. YoY % change[1]

+10%	YoY	+3%	+11%

6,303

(1) Excluding Puerto Rico disposal impact

January - June 2021	29

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Primary segments

In addition, in terms of their local priorities:
United States
After the covid-19 crisis, Santander US has continued to support its customers, employees and communities while pursuing its strategic priorities.
Santander US remains focused on customer experience and growing core customers and deposits through commercial, branch and digital transformation initiatives. It continues to leverage its deposit base to support its CRE and CIB businesses and strengthen its auto finance partnership.
The auto business is ideally positioned to benefit from the renewed demand for used vehicles through rigorous risk-adjusted originations via its dealer network.
Mexico
The multichannel innovation and boost to digital channels continued to strengthen our value proposition with new products and services, allowing us to make headway with our customer attraction and loyalty strategy.
In line with our goal to enhance customer experience and the distribution model, we continued to run projects such as the increase in the number of full function ATMs to 1,444 as well as the instalment of queue management systems and dividing screens that allow for organized mobility and distribution of customers in the branches, in addition to increasing the security and privacy of customers and employees. In addition, we reached a commercial alliance with Farmacias del Ahorro, adding more than 1,500 establishments to the more than 27,000 service points of our banking correspondents throughout the country.
We continued to promote the use of digital channels through campaigns and incentive programmes to boost the activation of the electronic signature and the use of digital cards. Moreover, we continued with the consolidation of the Hipoteca Online platform, with more than 96% of transactions processed through digital channels in the quarter.
Digital customer attraction leveraged our strategic alliances with Contpaqi and Getnet. Of note was the launch of Getnet's G Store, the first offer in Mexico and in the Group provided by an acquiring business.

Business performance. June 2021
EUR billion and YoY % change in constant euros[1]

126	0%	130	+8%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
(1) Excluding Puerto Rico and Bluestem portfolio disposal impact
This initiative is aimed at supporting the digitalization of SMEs by providing them with an online store, built by experts, that includes all e-commerce processes.
Lastly, in line with our goal of enhancing customer experience, we partnered with Samsung and MasterCard to launch Members Wallet, an app that provides a unique digital ecosystem integrating services such as financing, payments, and balance and transaction enquiries; and a debit card, Samsung Members, backed by MasterCard and Santander, which will offer exclusive benefits for Samsung customers in Mexico.
Business performance
Loans and advances to customers decreased 5% year-on-year. Gross loans and advances to customers excluding reverse repos and the exchange rate impact fell 3%, affected by the negative economic impact arising from covid-19 and Puerto Rico and Bluestem portfolio disposals. Loan demand in the US normalized following the uptick from the pandemic. Excluding disposals impact, loans remained flat.
Customer deposits were up 1%. Excluding repurchase agreements and the exchange rate impact, they were also 1% higher. Solid year-on-year growth in customer funds (+5% in constant euros) mainly driven by deposit growth in the US and the positive performance in mutual funds in both countries. Excluding disposals impact, deposits increased 5%.
Results
In the first six months of 2021, underlying attributable profit was 164% higher year-on-year at EUR 1,628 million (31% of the Group’s total operating areas). Excluding the exchange rate impact, growth was 178%, as follows:
•Total income increased 4%. Net interest income dropped 1% dampened by lower interest rates, mainly in Mexico, together with the contraction in lending. These declines were matched by higher income from leasing and net fee income (+5%).
•Costs rose 7%, primarily due to inflation and investments in digitalization, and the efficiency ratio improved to 42.7%. Previously adopted reduction measures will have a positive impact in H2'21, which will make funds available for new digital and business initiatives.
•Loan-loss provisions plummeted by 73%. The cost of credit improved to 1.67% (2.34% in March 2021), the NPL ratio stood at 2.28% and coverage was 152%.
Compared to the previous quarter, underlying attributable profit increased 10% in constant euros, primarily due to lower provisions.

North America. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	2,719	-2	-2	5,487	-3	+4
Expenses	-1,194	+4	+3	-2,343	0	+7
Net operating income	1,525	-6	-6	3,145	-5	+2
LLPs	-195	-50	-51	-588	-75	-73
PBT	1,338	+11	+11	2,545	+190	205
Underlying attrib. profit	854	+10	+10	1,628	+164	+178
Detailed financial information on page 60

30	January - June 2021

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Primary segments

United States	Underlying attributable profit
EUR 1,291 mn
Commercial activity and business performance
Santander US remains focused on supporting its customers and advancing its strategic initiatives, increasingly centred on consumer and fee-based accretive businesses.
The work conducted over the last several years, the resilience of its core business lines, and the strength of its balance sheet has allowed Santander US to be uniquely positioned to benefit from current market conditions.
Auto originations increased 29% versus the H1'20 as Santander US continues to leverage its strong deposit base to support originations across the full credit spectrum.
Net loans and advances to customers dropped 9% year-on-year. Excluding reverse repos and the exchange rate impact, gross loans decreased 2% as lending growth in auto did not fully offset tepid corporate demand and Puerto Rico and Bluestem portfolio disposal impacts. Excluding the disposals impact, loans increased 1%.
Customer deposits were 2% higher year-on-year. Customer funds (excluding repos and the FX impact) continued to exhibit strong performance growing 6% boosted by retail and corporate deposits. Excluding disposals impact, customer funds increased 11%.
Results
Underlying attributable profit in the first half of 2021 was EUR 1,291 million (6x H1'20 profit), supported by the strong year-on-year increase in net operating income in constant euros (+13%; +23% excluding the impact of the disposals) and another quarter of significantly improved cost of credit. By line:
•Total income up 10%. Despite rate and volume pressures, net interest margin grew 1% during the period driven by focused pricing actions. Despite the negative impact from the disposals, net fee income rose 2% benefiting from capital markets and wealth management activity. Other operating income improved 117%, primarily due to outstanding auto leasing results.
•Expenses increased 6% because of higher activity and investments to execute strategic initiatives. Despite higher expenses, strong revenue growth improved efficiency ratio to 41.0% (-153 bps).
•Loan-loss provisions decreased 91%, largely driven by a substantial decrease in net charge offs, coupled with lower reserve builds as the improved macroeconomic outlook, customer loan relief and strong used car prices led to strong credit performance.
Q2’21 underlying attributable profit was 9% higher in constant euros sequentially, due to better performance on leases and the release of provisions as the macro expectations and portfolio credit metrics continue to improve.

United States. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	1,835	-3	-3	3,737	0	+10
Expenses	-783	+5	+5	-1,531	-3	+6
Net operating income	1,052	-9	-9	2,206	+3	+13
LLPs	9	—	—	-156	-91	-91
PBT	1,076	+10	+11	2,050	+573	+636
Underlying attrib. profit	674	+9	+9	1,291	+512	+569
Detailed financial information on page 61

Mexico	Underlying attributable profit
EUR 387 mn
Commercial activity and business performance
Loans and advances to customers increased 7% compared to H1'20. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, were down 4%, given the reduction in corporate loans (-13%), somewhat offset by the 10% increase in individual loans, where we are the bank gaining the most market share. Credit card use continued to be lower than 2020, although there seems to be a positive shift in trend. Mortgages increased strongly (+15%).
In this segment, we have innovative products and services such as Hipoteca Plus, which rewards customer relationships and reduces interest rates if they meet certain requirements, and Hipoteca Free, Mexico's first commission- and insurance-free mortgage. We are also the only bank in Mexico to offer a tailored interest rate based on the customer’s profile, making us one of the top mortgage lenders in the market.
All these measures enabled us to be named Best Mortgage Banking Brand in 2021 by Global Brands Magazine.
Customer deposits rose 1%. Excluding repurchase agreements and the exchange rate impact, they were 1% lower, weighed down by corporates following the uptick at the beginning of the pandemic, offsetting the sharp growth recorded in demand deposits from individuals (+9%). Mutual funds were up 12%.
Results
Underlying attributable profit in the first half of 2021 of EUR 387 million, 5% lower year-on-year. In constant euros, profit dropped 2%. By line:
•Total income was 6% lower impacted by the falls observed in gains on financial transactions (ALCO portfolio sales in 2020) and net interest income (-4%), the latter as a result of interest rate cuts and lower portfolio volumes. Net fee income was up 8% mainly from transactional fees.
•Operating expenses increased 2% in nominal terms, mainly driven by technology costs and the increase in amortizations. In real terms, costs fell 2%.
•Loan-loss provisions dropped 21% due to higher covid-19 related charges in H1'20.
Against the previous quarter, underlying attributable profit increased 11% in constant euros propelled by the upturn in net interest income, disciplined cost control and lower provisions.

Mexico. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	878	+2	0	1,743	-9	-6
Expenses	-379	+2	0	-752	-1	+2
Net operating income	499	+1	0	991	-14	-12
LLPs	-204	-10	-12	-432	-23	-21
PBT	289	+11	+10	548	-5	-2
Underlying attrib. profit	205	+13	+11	387	-5	-2
Detailed financial information on page 62

January - June 2021	31

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Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 1,645 mn
Executive summary (changes in constant euros)
→ We continued with our strategy to strengthen connectivity across regions and enable the export of positive experiences across units, capturing new business opportunities.
→ We remain focused on delivering profitable growth, improving customer experience and loyalty, together with cost and risk control.
→ Double-digit growth year-on-year in both gross loans and advances to customers and customer deposits, underpinned by innovation in our product and service offering.
→ Underlying attributable profit increased 41% year-on-year backed by positive customer revenue performance and lower provisions.

Strategy
South America is a region with great growth potential and opportunities for banking penetration and progress in financial inclusion. In this environment, we remained focused on growing, leveraging business opportunities, exchanging positive experiences across countries and enhancing digitalization and customer loyalty.
We maintained our strategy of capturing synergies across business units:
•In consumer finance, Brasil exported its new and used vehicle financing platform to other countries; Cockpit, a platform to streamline management of car dealerships, is being rolled out in Argentina and Peru; Santander Chile increased car insurance sales; in Colombia we made progress in strategic alliances; and, in Uruguay, we launched other vehicle financing channels through Creditel, one of our consumer finance entities.
•In payment methods, we are focused on e-commerce strategies and on providing immediate national and international transfers. We continued to consolidate Getnet in several countries, based on the successful model of Brazil, where regulatory approvals are already in place for the spin-off of Getnet. In Chile, we recorded positive results in the quarter, and we are expanding our proposition for individuals in Argentina.

Loyal customers. June 2021
Thousands. % loyal / active customers

29%	/ active customers	25%	41%	51%	23%

9,612

•We continued to make headway in the development of joint initiatives between SCIB and corporates to deepen relationships with multinational clients, with the aim of improving customer service, increasing loyalty and expanding customer attraction in all countries, with a particular focus on strengthening ties between Brazil, Colombia and Peru.
•We continue to boost our digital transformation to improve service quality, with the optimization of our channels and processes, and expanding our product and service offerings. As a result of the implemented measures, loyal and digital customers were 24% and 20% higher, respectively, compared to the previous year.
•We continued to promote inclusive and sustainable businesses in the region, such as Prospera, our micro-credit programme, which operates in Brazil and Uruguay and was launched in Colombia in the second quarter. We also issued green loans in Brazil and Chile.
The main initiatives by country were:
•Brazil: we once again recorded high profitability in the quarter as a result of strong commercial dynamics, with record growth in new customer attraction. We maintained the strong growth pace of new mortgage loans to individuals, we hit record card sales and recorded significant revenue growth in Getnet. In auto, we maintained our market share leadership in individuals (25% as of May 2021).

Digital customers. June 2021
Thousands. YoY % change

+20%	YoY	+21%	+39%	+6%	+22%

22,670

32	January - June 2021

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Primary segments

On the other hand, our leadership in the wholesale sector consolidates our position as one of the best corporate banks, thanks to our experience as a global bank (being the largest bank in FX transactions for the last eight years), in infrastructure, in agribusiness (the largest agricultural commodities desk in the country) and equities.
•Chile: we remained focused on digital banking and enhancing customer service. Santander Life and Superdigital recorded strong growth in customer acquisition, making progress in our objectives of promoting banking penetration, positive lending behaviour and improving transactionality. The introduction of Getnet delivered better than expected results.
•Argentina: we continued to improve our customer care model through digital transformation. We opened the first agribusiness branch in the country, progressed on building an open financial services platform and boosted Santander Consumer's business for vehicle and consumer goods financing. In addition, Getnet continued to progress and began to offer services to individuals.
•Uruguay: the consolidation of our business model enabled us to attract customers and gain market share in key businesses, while we made progress in our technological transformation and the update of our channels and processes. We set up Soy Santander, a new customer loyalty offering for individuals, and we ranked first in the GPTW ranking.
•Peru: we continued to progress on the digitalization of our services and internal processes. 70% of transactions are processed digitally though our office banking platform, along with initiatives such as the digital onboarding of customers and the purchase of a digital platform for consumer and used vehicle financing.
•Colombia: we conducted structuring transactions and placement of infrastructure-related securities and made progress in joint initiatives between SCIB and corporates. We continued to focus on gaining profitable market share in consumer finance and we rolled out Prospera in the country.

Business performance. June 2021
EUR billion and YoY % change in constant euros

130	+10%	168	+10%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
Business performance
Loans and advances to customers were 12% higher year-on-year. Gross loans and advances to customers (excluding reverse repos and the exchange rate impact) increased 10% year-on-year, with rises in all country units except Chile.
Customer deposits grew 11% year-on-year. Excluding repurchase agreements and the FX impact, they rose 12% boosted by the strong performance of demand deposits (+26%). Mutual funds rose 7%.
Results
Underlying attributable profit in the first half of the year amounted to EUR 1,645 million, up 19% year-on-year. Excluding the exchange rate impact, it was 41% higher, as follows:
•Total income increased 10% underpinned by net interest income (+11%) and net fee income (+14%).
•Costs rose below total income growth, largely due to Argentina (affected by inflation). Of note was cost management in Brazil and Chile (-1% and +2%, respectively in nominal terms; -6% and -1% in real terms). The efficiency ratio improved 82 bps year-on-year to 34.4% enabling net operating income to increase 11%.
•Loan-loss provisions dropped by 28% driven by covid-19 related provisions recorded in 2020. In credit quality, the NPL ratio fell to 4.36%, coverage increased to 98% and the cost of credit improved to 2.51%.
By country, overall double-digit growth (except Uruguay) in underlying attributable profit in constant euros, due to the positive performance in total income and lower provisions (except Peru and Colombia, which recorded increases). In Uruguay, the fall in profit was primarily due to lower net interest income (interest rate cuts).
Compared to the first quarter, underlying attributable profit rose 10% in constant euros, benefiting from positive customer revenue performance in the main country units which broadly offset greater costs and the increase in provisions in Brazil.

South America. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	3,772	+7	+5	7,311	-7	+10
Expenses	-1,299	+7	+6	-2,518	-9	+7
Net operating income	2,473	+7	+4	4,793	-6	+11
LLPs	-809	+18	+15	-1,492	-39	-28
PBT	1,609	+7	+4	3,113	+27	+49
Underlying attrib. profit	871	+13	+10	1,645	+19	+41
Detailed financial information on page 64

January - June 2021	33

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Primary segments

Brazil	Underlying attributable profit
EUR 1,180 mn
Commercial activity and business performance
We continued to make headway with our commercial strategy:
•In auto, where we are leaders in the individual segment, we launched Auto Negócio, a 100% online platform for buying and selling vehicles without business intermediaries.
•In cards, customer acquisition soared 93% year-on-year to a new record high, with significant growth in income from both credit and debit cards.
•In mortgages, new lending to individuals surged 174% year-on-year, and home equity rose 24%, through Usecasa.
•Within the ESG sphere, we were named best bank in this area and we are the leader in solar energy finance. In microcredit, we reached 600,000 active customers.
These initiatives led to a 26% increase in loyal customers and an 21% increase in digital ones.
Regarding our digital transformation, GENTE, our artificial intelligence platform, has assisted more than 9.8 million customers.
As for volumes, loans and advances to customers grew 20% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, they rose 15%. We saw positive performances across segments, particularly in individuals and SMEs.
Customer deposits increased 11% with respect June 2020. Excluding repos and the exchange rate impact, growth was also 11%, driven by the increase in demand and time deposits (+12% and +11%, respectively). Mutual funds were 3% higher.
Results
First six months underlying attributable profit amounted to EUR 1,180 million (+19% year-on-year). Excluding the exchange rate impact, profit was 44% higher. Of note:
•Total income rose 9% benefiting from the positive performance of net interest income (+10%, supported by larger volumes) and net fee income (insurance and capital markets).
•Costs fell 1%, which enabled net operating income to rise 14% and the efficiency ratio to improve by 2.9 pp year-on-year to 28.9%.
•Net loan-loss provisions dropped 22%, due to higher provisions recorded in 2020 related to the pandemic. Cost of credit improved to 3.51%, the NPL ratio to 4.55% and coverage remained high at 112%.
In the quarter, underlying attributable profit was 6% higher in constant euros, backed by customer revenue, which offset the fall in gains on financial transactions (markets), higher costs affected by inflation and the increase in activity and higher provisions.

Brazil. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	2,682	6	+3	5,203	-10	+9
Expenses	-779	+8	+4	-1,502	-18	-1
Net operating income	1,902	+6	+2	3,701	-6	+14
LLPs	-674	+23	+19	-1,222	-36	-22
PBT	1,200	+4	0	2,354	+25	+52
Underlying attrib. profit	619	+10	+6	1,180	+19	+44
Detailed financial information on page 65

Chile	Underlying attributable profit
EUR 321 mn
Commercial activity and business performance
We remained focused on increasing new customer attraction and loyalty, and offering attractive returns:
•Getnet's success enabled us to finish installing the 20,000 PoS planned for the whole year in May, and other 8,000 in June. More than half were purchased by businesses that did not use this payment method before, and 65% of the total were sold digitally.
•Santander Life continues to revolutionize the market with its proposition and digital onboarding, reaching more than 729,000 customers.
•Superdigital reached a record high in account openings and has more than 182,000 customers.
•All these measures led to a year-on-year increase in loyal (+13%) and digital customers (+39%), and we ended the quarter with the best NPS in the country.
In volumes, loans and advances to customers grew 5% year-on-year. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers decreased 2%, as growth in SMEs and mortgages did not offset the fall in corporates and CIB.
Customer deposits rose 17% year-on-year, up 10% excluding repurchase agreements and the exchange rate impact. We continued to improve the funding mix, as demand deposits rose 42% while time deposits were 19% lower. Mutual funds increased 12%.
Results
Underlying attributable profit in the first half of 2021 amounted to EUR 321 million, 75% higher year-on-year. Excluding the exchange rate impact, growth was 70%, as follows:
•Total income increased 7% driven by the 12% jump in net interest income (margin management and inflation) and the 11% increase in net fee income, propelled by transactional and insurance fees.
•Costs rose less than 2% through efficient cost management. The efficiency ratio improved to 38.4% (-1.9 pp year-on-year).
•Loan-loss provisions were 49% lower due to covid-19 related charges in 2020. Cost of credit improved to 1.07% and the NPL ratio to 4.57%.
In the quarter, profit grew 9% in constant euros mainly from the increase in net interest income and gains on financial transactions, and lower provisions.

Chile. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	637	4	+3	1,252	+10	+7
Expenses	-245	+4	+3	-481	+5	+2
Net operating income	392	+4	+3	771	+14	+10
LLPs	-82	-19	-20	-182	-47	-49
PBT	315	+14	+13	592	+79	+74
Underlying attrib. profit	169	+11	+9	321	+75	+70
Detailed financial information on page 66

34	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Argentina	Underlying attributable profit
EUR 108 mn
Commercial activity and business performance
We remained focused on the transactional business and customer service through initiatives in innovation, an enhanced customer care model, and the digital transformation of processes and products. This was reflected in the increase in customers and digital sales.
In the quarter, we opened the first agribusiness branch in the country, with a new customer care model for customers in agricultural areas.
In addition, we continued to progress on the development of our open financial services platform:
•We enhanced Getnet's value proposition, reaching 35,000 active merchants since its launch in October 2020.
•Santander Consumer focused primarily on used vehicles while seeking to expand our ecosystem with new alliances for the consumer segment.
•MODO, the payment solution that promotes digital payments and financial inclusion, reached more than one million customers.
In volumes, loans and advances to customers fell 6% year-on-year. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 36% year-on-year, driven by SME loans and cards. Dollar balances declined in the currency of origin.
Customer deposits decreased 4% compared to June 2020. Excluding repurchase agreements and the exchange rate impact, deposits rose 37% spurred on by both demand and time deposits. Mutual funds were 97% higher. The excess liquidity is placed in central bank notes.
Results
Underlying attributable profit in the first six months was EUR 108 million, 1% lower year-on-year. At constant exchange rates, profit was 42% higher. By line:
•Total income grew 28%, underpinned by net interest income, net fee income and higher gains on financial transactions, which allowed us to absorb the negative impact from the inflation adjustment.
•Costs increased 48%, affected by inflation and the salary agreement. Net operating income rose 6%.
•Loan-loss provisions fell 47% following additional covid-19 related provisions build in 2020. The cost of credit improved to 3.94%, the NPL ratio was 3.34% and coverage rose to 168%.
In the quarter, profit was 50% higher in constant euros, underscored by the increase in customer revenue, which offset higher costs and provisions.

Argentina. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	301	15	+26	563	-10	+28
Expenses	-179	+5	+15	-349	+3	+48
Net operating income	122	+33	+45	214	-26	+6
LLPs	-35	+148	+166	-48	-63	-47
PBT	57	+30	+42	100	-20	+14
Underlying attrib. profit	62	+38	+50	108	-1	+42
Detailed financial information on page 67

Other South America
Uruguay
Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, were up 9%. Customer deposits rose 14% at constant exchange rates.
Underlying attributable profit in the first half of EUR 51 million, down 26% year-on-year. Excluding the exchange rate impact, it was 14% lower, as follows:
•Total income dropped 9% mainly driven by the fall in net interest income (significant drop in interest rates) and lower gains on financial transactions. Positive net fee income performance (+15%).
•Costs grew 7%, at a slower pace than inflation.
•Loan-loss provisions decreased 45%, the cost of credit improved to 1.66% and coverage was 110%.
Compared to the previous quarter, underlying attributable profit declined 4% in constant euros dampened by lower total income.
Peru
Gross loans and advances to customers excluding reverse repos and the exchange rate impact rose 16% year-on-year and customer deposits, at constant exchange rates, were 2% higher.
In the first half of 2021 underlying attributable profit amounted to EUR 26 million, 8% higher year-on-year. Excluding the exchange rate impact, growth was 29%, as follows:
•Total income rose 43%, mainly led by customer revenue. Costs rose at a slower pace than income, improving the efficiency ratio to 28.2%.
•Loan-loss provisions rose due to preventive impairments. The NPL ratio was 0.80% and coverage stood a 193%.
Colombia
Gross loans and advances to customers excluding reverse repos were 2% higher year-on-year in constant euros. Customer deposits rose 11% at constant exchange rates.
In the first half of 2021, underlying attributable profit of EUR 12 million, 24% higher than the first half of 2020. Excluding the exchange rate impact, profit increased 34% due to:
•Total income grew 29% (driven by net interest income and net fee income), outpacing the rise in costs.
•Loan-loss provisions were higher but good credit quality was maintained: the NPL ratio was 0.43%, cost of credit of 0.71% and coverage remained high (261%).

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Underlying attrib. profit
		/	H1'20		/	H1'20
	H1'21%		excl. FX	H1'21%		excl. FX

Uruguay	84	-31	-20	51	-26	-14
Peru	52	+25	+49	26	+8	+29
Colombia	24	+31	+42	12	+24	+34

January - June 2021	35

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Primary segments

DCB	DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 569 mn
Executive summary (changes in constant euros)
→ New lending in H1’21 well above H1'20 (+20% year-on-year), despite the strong impact of covid-19 lockdowns arising from the health crisis in early 2021. We expect a strong H2'21 as soon as restrictions are lifted.
→ Ongoing execution of the strategic operations defined in 2020, aimed at generating efficiencies in terms of cost reduction and conversion of single product creditors into full customer to enhance profitability.
→ Underlying attributable profit was EUR 569 million, improving 11% year-on-year, favoured by revenue growth (+4% YoY). which led to a 2% increase in net operating income. Underlying RoTE rose to 12%, and RoRWA was 2.0% in SCF.

Strategy
Digital Consumer Bank is the leading consumer finance bank in Europe, created through the combination of Santander Consumer Finance (SCF) and Openbank's strengths: combining the scale and leadership of SCF in Europe, and Openbank’s digital capabilities. The aim is to generate synergies for both businesses:
•SCF will leverage Openbank's IT capabilities to further improve its digital operating system and provide a better service to its customers and partners (OEMs, car dealers, retailers and individuals) at a lower cost.
•Openbank will be able to offer retail banking products to SCF's large customer base to expand retail capabilities across Europe with lower acquisition costs.
•SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe including the recent launch in Greece, China and Canada). SCF works through more than 130,000 associated points of sale (mainly auto dealers and retail merchants) through its growing number of agreements with OEMs and retail distribution groups.

Digital Consumer Bank. Loan distribution
June 2021

Germany

Nordics

Spain

France

The UK

Italy

Poland

Others

•Openbank is the largest full-service digital bank in Europe. It offers current accounts, cards, loans, mortgages, an state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on its expansion across Europe and the Americas.
Our main priorities for 2021 are to:
•Auto: strengthen our auto financing leadership position, reinforce the leasing business and develop subscription services across our footprint. We also generated almost 1 million new contracts to customers in H1’21 and had an EUR 89 billion loan book at the end of June.
•Consumer Non-Auto: gain market share in consumer financing solutions, leveraging our position to grow in e-commerce, checkout lending and Buy Now Pay Later (BNPL), serving customers through 55,000 physical and digital points of sale. We generated more than 2 million new contracts in H1’21 and had a loan book of EUR 19 billion in June.
•Retail: improve digital capabilities to increase customer loyalty among our 1.6 million customer base, boosting digital banking activity, which currently has EUR 33.2 billion in customer funds.
•Cost reduction and simplification: accelerate digitalization to transform the business and improve efficiency. The main drivers are:
–Organizational simplification: transition from banking licenses to branches in the Western hub.
–Streamlining IT: leveraging the technology and data capabilities of Openbank’s Digital ODS platform, with a Digital Banking apps (APIs) and a SaaS (Software as a Service) model.
–Redefinition of our distribution model and increased process automatization.

36	January - June 2021

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Primary segments

Thanks to all these initiatives, we have great potential for the enhancement of the Digital Consumer Bank business through our 19 million active customers, by creating stronger customer relationships while integrating Santander ESG criteria. We want to serve our current and future customers with a positive environmental impact by developing business solutions, such as: financing electric vehicles, carbon compensation services already available in all countries; financing of electric chargers, solar panels, green heating systems, etc.
Business performance
In H1’21, new lending increased 20% year-on-year, absorbing the impacts of heavy lockdowns in some countries where Digital Consumer Bank operates at the beginning of the year.
In Q1'21, restrictions affected the activity in Central Europe, especially in Germany, the Netherlands and Austria. In Q2’21, demand showed strong signs of recovery with a positive performance notably in Germany and the Nordics, where new lending grew 25% and 18%, respectively, compared with Q1'21. We expect a strong second half of the year as soon as restrictions are lifted, as a result of vaccination processes in our footprint.
Of note in H1’21 was the progress made on the following initiatives: the enhancement of our pan-European leasing proposition through several projects: the deployment of the new consumer finance solution (for mobile and modem devices) via the more than 2,500 retail points of sale in Italy, thanks to the creation of TIMFIN joint venture; and the ongoing set-up of the new Western Hub operating structure as we transition from banking licenses to branches in order to improve efficiency.
In addition, in order to compensate lost revenue during covid-19 lockdowns in early 2021, several measures were carried out, including expense reductions and income initiatives in pricing and cost of funding.

Activity
June 2021. EUR billion and % change in constant euros

0%
	QoQ		+4%
QoQ
116
	0%	56	+12%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

The stock of loans and advances to customers was EUR 113 billion (+1% year-on-year). Excluding reverse repos, gross loans and advances to customers remained flat vs. H1'20 excluding the exchange rate effect, despite the strong impact from covid-19 isolation measures in the majority of markets where Digital Consumer Bank operates.
Results
Underlying attributable profit in the first half was EUR 569 million, 12% higher year-on-year in euros. Excluding the exchange rate impact, +11%. By line:
•Total income increased 4% compared to H1'20. Net interest income was 1% lower than last year and net fee income increased 11% boosted by new lending.
•Costs increased 5% due to increase in perimeter (Sixt, TIMFIN) and new digital investments. Excluding both impacts, costs down -0,4% year-on-year. The efficiency ratio stood at 46.6%, leading to a net operating income improvement of 2% year-on-year.
•Strong reduction in loan-loss provisions (-42%) driven by the impact of covid-19 provisioning in H1’20. Positive credit quality performance, with a cost of credit of 0.64% and an NPL ratio of 2.18%.
•By country, the largest contribution to underlying attributable profit came from Germany (EUR 180 million), the Nordic countries (EUR 108 million), the UK (130 million), France (EUR 70 million) and Italy (EUR 65 million).
Compared to the previous quarter, underlying attributable profit decreased 5% in constant euros mainly due to the contribution to the SRF and the charge related to CHF mortgages, since customer revenue increased (net interest income: +1%; and fee income: +9%) and loan-loss provisions reduced by 15%. Excluding both impacts, underlying profit rose at double-digit rates.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	1,302	0	0	2,606	+4	+4
Expenses	-613	+2	+2	-1,214	+6	+5
Net operating income	689	-2	-2	1,392	+3	+2
LLPs	-142	-14	-15	-308	-42	-42
PBT	502	-1	-1	1,008	+13	+13
Underlying attrib. profit	278	-5	-5	569	+12	+11
Detailed financial information on page 69

January - June 2021	37

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Primary segments

Corporate Centre	Underlying attributable profit
EUR -1,062 mn
Executive summary
→ In the health crisis, the Corporate Centre continued to play its role supporting the Group and has gradually returned employees to the workplace, with a mixture of on-site and remote working, always following health authorities' recommendations, maintaining a high level of flexibility to meet individual needs.
→ The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
→ Underlying attributable loss decreased 6% compared to the first half of 2020, mainly due to lower costs and the decrease in other results and provisions.

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature.
–This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate plus the premium which, in liquidity terms, the Group supports by immobilizing funds during the term of the operation.
–Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 21,408 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximize shareholder return.
Results
First half underlying attributable loss of EUR 1,062 million, 6% lower than in H1'20 (-EUR 1,125 million):
•Net interest income was negatively impacted by the increase in the liquidity buffer and lower gains on financial transactions, dampened by positive foreign currency hedging results in 2020.
•On the other hand, the favourable trend in operating expenses continued, improving 4% compared to H1'20, driven by ongoing streamlining and simplification measures.
•The net loan-loss provisions line increased due to a charge of EUR 150 million in Q1'21 (EUR 105 million net of tax) given the lack of visibility as to the timing and pace of the economic recovery.
•Lastly, other income and provisions improved due to one-off provisions recorded in H1'20 for certain stakes whose value was affected by the crisis.

Corporate centre. Underlying income statement
EUR million
	Q2'21	Q1'21	Chg.	H1'21	H1'20	Chg.

Total income	-430	-370	+16%	-800	-617	+30%
Net operating income	-511	-449	+14%	-960	-784	+22%
PBT	-553	-635	-13%	-1,188	-1,186	0%
Underlying attrib. profit	-535	-527	+2%	-1,062	-1,125	-6%
Detailed financial information on page 70

38	January - June 2021

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 3,790 mn

Executive summary

Results. (H1'21 vs. H1'20). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit growth driven by higher volumes and total income, improving the efficiency ratio and cost of credit			Loans and advances to customers rose 1% and customer funds increased 7% year-on-year
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+8%	+1%	-44%	794	▲ 1% YoY	768	▲ 7% YoY

Customers

Commercial activity
The economic and social impacts arising from the global health crisis led us to further strengthen our commitment to our customers and society.
This situation has accelerated the implementation and development of our digital transformation strategy, focusing on our multi-channel strategy and the digitalization of processes and businesses. We are adapting channels to new business trends under a hybrid model that prioritizes digital customer service, and combines it with the activity carried out by physical branches, which are well equipped to handle the more complex operations and those that require greater service from our professionals.
This personalized support, tailored to the needs of each customer, also responds to one of our main goals, which is the continuous improvement of customer care and service. This orientation enabled us to rank top 3 in customer satisfaction, measured by NPS, in seven of our markets.
Our efforts to improve customer care and services, being one of the leaders of the digitalization process in the banking sector, and meet our customers' needs, allowed us to exceed 150 million customers.
The number of loyal customers increased 12% year-on-year, with growth in both individuals (+12%) and corporates (+15%). Digital customers rose 14% year-on-year, a 5 million increase compared to the previous year, while transactions through digital channels grew 38% year-on-year and digital sales accounted for 52% of total transactions.

Results
Underlying attributable profit in the first half of 2021 was EUR 3,790 million, 119% higher than in the first half of 2020. In constant euros, profit increased 135%. By line:
•Total income grew 8% driven by positive net interest income and net fee income performance.
•Costs rose at a slower pace than total income, which enabled the efficiency ratio to improve 2.4 pp to 43.4%.
•Loan-loss provisions plummeted by 44%, as the previous year was strongly affected by covid-19 related provisions.

Retail banking. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	9,811	+3	+2	19,347	+1	+8
Expenses	-4,247	+2	+2	-8,404	-5	+1
Net operating income	5,564	+3	+2	10,942	+5	+14
LLPs	-1,726	-3	-5	-3,509	-48	-44
PBT	3,375	+6	+4	6,565	+111	+128
Underlying attrib. profit	1,954	+6	+5	3,790	+119	+135
Detailed financial information on page 71

January - June 2021	39

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 1,197 mn

Executive summary

Results (H1'21 vs H1'20). % change in constant euros			Our strategic pillars
Strong profit and profitability improvement backed by total income growth across businesses and countries
Total income	Underlying profit	RoRWA
+18%	+45%	2.51%

Revenue growth by business and region*			Other highlights in the quarter

TOTAL
Other
Global Debt Financing
Global Transactional Banking
Markets
2,493
+18%
2,938
+14%
793
+1%
852
+28%
1,165
H1'20
H1'21

+33%
			Creation of the Digital Solutions Group (DSG) team	Leading positions in the rankings of different products
		-14%		Structured finance	Debt capital markets (DCM)	Equity capital markets (ECM)
+16%
Green Global
(*) EUR million and % change in constant euros

Strategy
SCIB continued to make headway in the execution of its strategy to strengthen its position as our clients' strategic advisor of choice, boosting specialized high value-added products and services, which enabled us to optimize the return on capital.
In line with this strategy, SCIB is focused on high growth potential sectors that require a high degree of specialization.
In 2020, SCIB created the global Environmental, Social and Governance (ESG) solutions team to support our clients in their business transformation towards more sustainable alternatives, such as renewable energies, zero carbon transition, etc.
Since its creation, the ESG team has been involved in numerous transactions in different sectors and markets. Of note in the second quarter of 2021 was the announced collaboration between SCIB and Tesco to create a sustainable Supply Chain Finance programme. This programme will be directly linked to sustainability commitments, and will involve more than 175 Tesco suppliers, who will receive a discount if they meet the set targets.
The DSG (Digital Solutions Group) team, which was created in Q1'21 to support the development and digital transformation of our current and potential customer base, participated in several operations, such as the launch of the European Investment Bank's (EIB) first ever digital bond on the Public Ethereum Network using blockchain technology. This project was selected by Banque de France as part of its Central Bank Digital Currency sphere.

Another key transaction in the quarter was advising Verkor, a French startup that manufactures batteries for electric vehicles, on the setup of a strategic alliance with Renault Group. Through this partnership, Renault Group and Verkor will develop and manufacture new high-performance battery cells, with the aim of building the most digital, sustainable and efficient Gigafactory in Europe, in order to address the challenges of digitalization, decarbonization and reindustrialization of Europe's automotive sector.

Regarding product positioning, SCIB held leading positions in different rankings:
•In Structured Finance, SCIB ranked first in Latin America and Europe by number of transactions, promoting renewable energies, the cornerstone of the ESG strategy.
•In DCM (Debt Capital Markets) we are the market leaders in Spain and ranked fourth by volume of corporate debt placed in Europe and in Latin America.
•In ECM (Equity Capital Markets) we ranked top 3 in Spain, Mexico and Poland.

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Secondary segments
In the first half, SCIB received numerous awards in several categories, including the Global Trade Review (GTR), Risk.net, Global Finance and PFI awards.
Results
Underlying attributable profit in S1'21 amounted to EUR 1,197 million, 29% more than in the same period of 2020.
Excluding the exchange rate impact, profit was 45% higher and total income rose 18% to EUR 2,938 million, backed by higher gains on financial transactions and net fee income, driven by strong growth in markets and the positive performance of the Banking businesses (GDF and GTB).
Revenue performance by business was as follows (in constant euros):
•Markets: significant revenue growth (+28% vs H1'20) underscored by market volatility and the higher volume of client business, which we continued to support with the structuring of hedging products.
Of note was the sales activity in Spain, the rest of Continental Europe, the UK, Asia, Brazil and Argentina, as well as trading in Brazil, Spain, the UK and Chile.
•GDF (Global Debt Financing): Santander continued to support its clients in accessing liquidity sources, which was reflected in a substantial increase in funding volumes in the first half, particularly indirect financing (distribution to other banks and institutional investors). As a result, total income was 14% higher year-on-year.
We expanded our sustainable financing proposition through green and sustainability-linked loans and bonds, becoming a global leader both in financing and advising on renewable energy operations. Of note was the sharp rise recorded in debt capital markets (DCM), leveraging the positive performance of the Latin American and US markets. Santander continued to be a global benchmark in structured finance, ranking first in Latin America and top 3 in Europe.
•GTB (Global Transactional banking): income from customer balance management continued its negative trend, hampered by low interest rates in our core geographic areas. However, trade finance volumes increased 16% year-on-year spurred on by Trade and Working Capital Solutions and Export & Agency Finance.
Transactional volumes in collections and payments (Cash Management) continued to bounce back benefiting from the gradual recovery of corporate activity, but still remain below pre-covid-19 levels.
•CF (Corporate Finance): total income was up 26% versus H1'20 driven by positive ECM (Equity Capital Markets) performance in Europe and Brazil.
In Brazil, Santander acted as global coordinator in the follow-ons of Lojas Renner (BRL 4 billion), BTG Pactual (BRL 3 billion) and Sequoia Logistica (BRL 894 million), as well as joint bookrunner for DASA's initial public offering (BRL 3.3 billion). In Spain, we continued to consolidate our leadership position in the IPO and capital increase market, acting as global coordinator in the IPO of Arteche, as financial advisor in the listing of Línea Directa and as bookrunner in the capital increase of Cellnex. Finally, we were also involved in the most relevant IPO of 2021 in Poland, Pepco (EUR 1 billion).
In M&A (Mergers & Acquisitions), Santander acted as sole financial advisor to Telefónica on the sale of 60% of FiberCo in Chile to KKR, and Vivo in the sale of 50% of FiberCo in Brazil to CDPQ. In addition, we advised the Canadian company Northland Power on its first investment in Spain, for the purchase of a renewable assets portfolio for EUR 1,061 million.
Santander also acted as advisor to Platinum Equity in the acquisition of the Spanish environmental services group Urbaser by China Tianying Inc.
Operating expenses increased 9% compared to the first half of 2020 due to investments in products and franchises under development. However, efficiency improved year-on-year and remained a benchmark in the sector (36.4%).
Sharp slump in loan-loss provisions compared to H1'20, due to the significant increases recorded in 2020 related to the widespread macroeconomic deterioration caused by the pandemic.
Compared to the previous quarter, underlying attributable profit dropped 30% in constant euros, affected by reduced income from the SRF contribution and lower market volatility, together with the normalization of business dynamics after an exceptionally high Q1'21.

SCIB. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	1,283	-22	-23	2,938	+9	+18
Expenses	-543	+3	+3	-1,069	+4	+9
Net operating income	740	-34	-35	1,870	+11	+23
LLPs	-21	-55	-54	-68	-72	-72
PBT	750	-29	-30	1,808	+30	+47
Underlying attrib. profit	494	-30	-30	1,197	+29	+45
Detailed financial information on page 71

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 406 mn

Executive summary

Results (H1'21 vs. H1'20). % change in constant euros				Growth drivers H1'21
Solid performance across our three businesses
Total fee income generated	Total contribution to profit	Assets under management	RoRWA	Net new money	Net sales	Gross written premiums

+10%	+9%	+12%	6.96%	EUR 5.1 bn	EUR 4.1 bn	+12%
vs H1'20

Total contribution to profit by business				Other highlights in the quarter
Constant EUR million (incl. fee income ceded to the Group)				Close of Indosuez Wealth Management acquisition	ESG AuM > EUR 8 bn	New agreement with Allianz in Poland in our insurance business

Commercial activity
Within our journey to become the best responsible wealth manager in Europe and Latin America, in H1'21 we made progress in the following areas:
•In Private Baking, we continued to enhance our value proposition in all geographic areas, especially in advisory services, and to boost investment services through platforms, particularly in our international private banking business.
The integration of Indosuez Wealth Management in Miami was successfully completed, adding USD 4.3 billion under management to our platform.
One of our main priorities is to offer clients value-added solutions that meet their specific investment needs. In this regard, of note was Future Wealth, a joint initiative with SAM consisting of a range of thematic products regarding innovation and disruptive technologies, that since its launch in November, reached more than EUR 4 billion. On the other hand, the range of alternative open-architecture products reached EUR 1.4 billion in sales. As regards the ESG investment range, through both SAM and third-party products, assets under management amounted to close to EUR 1.8 billion.
The total volume of shared business across our markets stood at EUR 8.3 billion, 27% more than in the same period of 2020, mainly driven by operations in Mexico, Brazil, the UK, Portugal and Switzerland, reflecting the success of our global platform, which was joined by Uruguay this year.

Collaboration volumes
Constant EUR million

8,260

	▶	+27%
/ Jun 20

•In Santander Asset Management we continued to improve and complete our local and global product offering. Of note was the launch of Santander ON, a range of solutions aimed at covering the different investment needs of our clients. This range follows a systematic and quantitative management methodology, including different investment themes and our ESG integration model.
We continued to strengthen our alternative product offering with several launches aimed at our institutional clients, such as: the Trade Finance Real Economy Fund, in collaboration with SCIB, and the Signal Santander European Hospitality Opportunities fund, together with Signal Capital partners, which helps to raise funds for hotel chains to mitigate the impacts from covid-19.
Also of note was the positive performance of our multi-asset and quantitative solutions (GMAS) investment strategy, which continued to grow strongly in the Santander GO range (reaching nearly EUR 3.5 billion) and the performance of our platform in Luxembourg, which stood at EUR 10.5 billion.
The Future Wealth fund amounted to EUR 950 million since its launch, attracting customers mainly in Spain, International Private Banking, Chile and Portugal. We made further headway in our ESG strategy, offering over 20 ESG products globally, and assets under management exceeded EUR 7.5 billion.
As for operational and technological transformation, this year we fully implemented the Aladdin platform in all our countries.
•In Insurance, we maintained a positive growth pace with premiums increasing 12% year-on-year and our main growth driver continued to be the non-credit related business. Of note were the increases in net fee income recorded in Brazil (+30%), Spain (+22%) and Argentina (+63%).
Also noteworthy was the new agreement with Allianz for our insurance business in Poland (subject to regulatory approval and other customary conditions for this type of operation), through

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Secondary segments
which we expect to strengthen our position in this market. It is also worth highlighting the relevance of the agreement between Santander Spain and Aegon to create Santander Assurance Solutions, a specialized unit to support our commercial teams in coaching, value proposition and assisted selling, among others. In Spain we also launched a joint cyber risk coverage with Mapfre aimed at SMEs.
Regarding our digital strategy, we increased strongly the number of insurance policies distributed through our digital channels (+64%), which now account for 14% of the total sales volume.
Business performance
Total assets under management amounted to EUR 395 billion, 12% higher year-on-year, driven by the gradual recovery of activity since the most affected months by the health crisis in the first half of 2020.

Business performance: SAM and Private Banking
Constant EUR million

Total Assets Under Management
Funds and investment *
SAM
Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Mar-21	/ Jun-20
+5%	+12%
+5%	+12%
+3%	+9%
+9%	+20%
+5%	+20%
+2%	+1%
+10%	+19%

Note: Total assets marketed and/or managed in 2021 and 2020.
(*) Total adjusted customer funds of private banking managed by SAM.

•In Private Banking, the volume of customer assets and liabilities grew 15% year-on-year to EUR 247 billion, induced by market improvement and the continued strong commercial activity. Net new money amounted to EUR 5.1 billion (2.1% of total volume), and of note were the EUR 3.1 billion reached in funds.
Net profit in the first half was EUR 212 million, up 10% compared to the same period of 2020, primarily backed by growth in net fee income (15%).
•In SAM, total assets under management increased 9% compared to June 2020 to EUR 193 billion. Cumulative net sales YTD remained in record figures at EUR 4.1 billion as of June (2.1% of the total), mainly in Spain, Mexico, Luxembourg and Poland.
Total contribution to the Group's profit (including ceded fee income) was EUR 250 million, 2% higher year-on-year, mainly due to greater volumes and recovery of margins, which remained under some pressure.
•In Insurance, the volume of gross written premiums in the first half amounted to EUR 4.3 billion (+12% year-on-year), despite lower loan activity derived from the crisis. Net fee income grew 12% with 17% growth in non-credit related protection business.
Total contribution to profit (including ceded fee income) increased 11% year-on-year to EUR 622 million.
Results
Underlying attributable profit was EUR 406 million in the first half of 2021, up 2% year-on-year. Excluding the exchange rate impact, profit was 8% higher:
•Total income increased 6% mainly driven by the higher volume of assets under management, net fee income, and greater insurance protection activity, notably non-credit related business.
•Total fee income generated, including fees ceded to the branch network amounted to EUR 1,634 million (+10% year-on-year) and represented 32% of the Group's total.

Total fee income generated
EUR million

1,634

	▶	+10%	32%
		vs H1'20	/ total Group

•Operating expenses were 4% higher than in H1'20, due to the investments carried out together with higher costs related to increased commercial activity.
The total contribution to the Group (including net profit and total fees generated net of tax) was EUR 1,084 million in the first half, 9% higher than in H1'20.
Compared to the previous quarter, underlying attributable profit rose 6% in constant euros, primarily driven by the positive performance in total income.

Total contribution to profit
EUR million and % change in constant euros
Q2'21		H1'21

	558		1,084
+6%	/ Q1'21	+9%	/ H1'20

WM&I. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	519	+3	+3	1,021	+1	+6
Expenses	-227	+3	+2	-447	0	+4
Net operating income	293	+4	+4	574	+2	+8
LLPs	-3	-50	-50	-8	-31	-29
PBT	288	+6	+5	561	+2	+8
Underlying attrib. profit	210	+7	+6	406	+2	+8
Detailed financial information on page 72

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Secondary segments

Underlying attributable profit
EUR -127 mn

Executive summary

PagoNxt	Merchant Solutions
Combining our most innovative payments businesses into a single, autonomous company:	Through the expansion of our Getnet platform to become a leading global acquirer
	SME customers in LatAm and Europe	Active merchants	Total Payments Volume
	> 4 million	1,160 k +24% YoY	EUR 49.4 bn +53% YoY*

Trade Solutions	Consumer Solutions
For SMEs & Corporates who operate internationally and want state-of-the-art digital solutions	Delivering engaging payment solutions for individuals in emerging and developed markets
SME customers who operate internationally	Active customers Superdigital in Brazil		Transaction volumes

220,000	+18% YoY		+18% YoY*
(*) % change in constant EUR

Strategy
PagoNxt comprises three businesses which provide simple and accessible digital payments solutions to drive loyalty across consumers and corporate customers. The company continued to invest significantly in the development of its global technology platforms which will be shared across multiple markets, bringing new business opportunities as well as generating efficiencies to development costs, reducing time to market, and giving customers seamless access to integrated financial services.

Digitalization of customers' payments and accessibility to our services are at the core of PagoNxt strategy, embracing Santander's goals as a responsible bank. Our wide range of merchant and trade solutions will contribute to the development of all type of businesses, helping them digitalize their operations and payments, and our consumer solutions will benefit the lives of our customers through financial inclusion.

PagoNxt leverages Santander's deep local knowledge in Europe, North America and South America, customizing its global offerings to fulfil local needs. Merchant, trade and consumer solutions are provided in partnership with Santander local banks, leveraging our customer base of 150 million individual and corporate customers. Additionally, PagoNxt will directly pursue open market opportunities and revenue pools with new customer segments and in new geographic areas.

The roll-out of PagoNxt platforms by country continues to progress, as the three businesses expand their footprint.

Merchant solutions

PagoNxt Merchant solutions, through its global franchise Getnet, is already one of the top 3 acquirers in Latin America. Our global strategy leverages Getnet capabilities to enable very efficient processing of in-store and e-commerce payments and provides best-in-class value added services, not only for Santander customers but also in the open market.
Additionally, we continue to develop our capabilities across our technological hubs in Porto Alegre, Munich, Chennai and Dubai.

This quarter Getnet delivered a solid performance across all business units. Despite pandemic challenges and pressure on margins, we grew the number of active merchants and total payment volumes over pre-pandemic levels.

The expansion of our global franchise and product offerings continued during the quarter: Getnet Chile launched its commercial activity, and Mexico progressed in its merchant migration plan to the global platform.

In Europe, our former domestic acquiring business in Spain has evolved to Getnet Europe and will be providing European customers with integrated offerings before year-end. Getnet Europe will open an initial branch in Munich.

Merchant solutions
Active merchants			Total Payments Volume
Thousands			EUR billion

1,160
933	+24%				49.4
+53%
32.3

Jun-20		Jun-21	H1'20		H1'21

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Secondary segments
Trade solutions
PagoNxt Trade delivers digital, simple and integrated trade, international payments and FX solutions for companies and businesses of all sizes, supporting them in their international expansion.
Santander is an experienced player in trade services, with a strong customer base of 220,000 companies trading internationally, and 3.4 million international payments processed in 2020.
We are leveraging our experience to develop a new global technology platform that incorporates innovative new services, bringing Santander international flows into a single platform operating under the global brand of One Trade. This platform is being connected to all our banks, and existing clients are accessing seamlessly to the new services, which will also be available for new, open market customers.
The global roll-out of our One Trade platform is well underway. As of June 2021, platform adoption grew steadily in eight countries including Brazil, Mexico, Spain, the UK, Chile, Portugal, Colombia and Poland, through, for example One Trade View, our international treasury solution to manage multi-country cash positions.
Consumer solutions
PagoNxt Consumer is focused on creating compelling payment experiences, which ensure we become embedded in consumers' financial lives.
Superdigital´s purpose is to provide economic inclusion and serve underbanked customers in Latin America. In Q2 we continued to develop our new cloud native, multi-country, multi-currency and multi-language global platform, and to evolve our strategy and product portfolio, testing new products.
In addition, we strengthened our leadership team in the quarter. We expect to roll-out the new global platform in Argentina, Peru and Colombia in a following phase. Also, active customers in Brazil increased 18% year-on-year, in line with transaction volumes (18% year-on-year).

PagoNxt evolution in 2021
In 2021, PagoNxt continues to expand its product offering and global platforms, leveraging the Group's scale and reaching out to new customers. The main priorities by business are:
•In Merchant solutions, Getnet will focus on enhancing our global acquiring platform, leveraging the Wirecard assets acquisition, and also on expanding the platform to additional countries in LatAm and Europe.
•In Trade solutions, the priorities are connecting the OneTrade platform to additional Santander customers covering our entire footprint, deploying new core functionalities in all transactional services (payments, FX and trade finance), and reaching customers beyond Santander's customer base.
•In Consumer solutions, Superdigital will continue to promote financial inclusion, focusing on rolling out the global multi-country platform in all Santander countries in LatAm, and will also launch additional banking services in the platform. We will continue to test new alternative payment models that enable us to offer unique solutions to our clients.

Results
In the first half of 2021, underlying attributable profit decreased year-on-year to -EUR 127 million (-EUR 28 million in H1'20).
This fall was driven by higher costs from investments in project developments and platforms, mainly in Trade, together with the integration of Wirecard's assets into Merchant solutions in January 2021.
On the other hand, total income increased 23% year-on-year, boosted by the strong jump in net fee income (+39% at constant exchange rates). This performance was backed by the recovery of activity in Q2'21, with volumes exceeding pre-pandemic levels, mainly in Merchant Solutions (increase in the number of transactions, merchants and turnover).

PagoNxt. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	123	+84	+80	189	+8	+23
Expenses	-162	+20	+19	-298	+59	+73
Net operating income	-40	-42	-42	-108	+797	+471
LLPs	-2	-2	-5	-5	-33	-19
PBT	-45	-37	-37	-118	+557	+375
Underlying attrib. profit	-56	-23	-22	-127	+358	+303
Detailed financial information on page 72

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RESPONSIBLE BANKING

Santander strives every day to contribute to the progress of people and companies in a Simple, Personal and Fair way in all that we do, to earn the confidence of our employees, customers, shareholders and society.
In order to meet our commitment to be a more responsible bank and help society address the main global challenges, we are incorporating social, environmental and good governance surrounding business decision making criteria to respond to two challenges: adapt to the new business environment and contribute to more inclusive and sustainable growth. In 2019 we set clear and ambitious goals on which we have made progress in 2020 and continue to do so during 2021. We achieved carbon neutrality in our own operations in 2020 and, in addition, met four of our 2021 commitments a year ahead of schedule.
In the first half of 2021, we also reached the target of 60% of electricity used from renewable energy sources 6 months ahead of schedule.

Santander Responsible Banking targets
More information on our goals in responsible banking can be found on our website.

Note: H1’21 data not audited
1.Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn.
2.In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.
3.According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.).
4.Senior positions represent 1% of total workforce.
5.Calculation of equal pay gap compares employees of the same job, level and function. Data reported annually.
6.People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
7.People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank). Commitment refreshed after early completion in 2020 (200k).
8.People helped through our community investment programmes (excluded Santander Universities and financial education initiatives).

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First half highlights

☑ Santander became a founding member of the Net Zero Banking Alliance and Santander Asset Management was the first asset manager in Spain to join the Net Zero Asset Managers initiative.
☑ Santander issued its third green bond and brought in EUR 1,000 million to finance wind power and solar power projects.
☑ We were named by Great Place to Work as one of the four best places to work for women in Argentina and Uruguay, and as one of Brazil's 10 best companies to work for LGBTQI+ employees. In addition, Santander Bank Polska joined Diversity IN Check, prepared by Responsible Business Forum, which recognizes the bank for managing diversity and creating an inclusive work environment.
☑ Tuiio was recognized by Pacto Mundial de México as an initiative to end poverty in the country.
☑ Santander Universidades will award 125,000 scholarships on top of its initial pledge for 2019-2021. As a result, it will have granted 325,000 endowments in the last three years.

Environmental
♣ As part of its commitment to the transition to a green economy, Santander continued to finance green alternatives and renewable energy. We reached EUR 41.7 billion in green finance1 (of which EUR 8 billion in H1'21), making progress towards our commitment to reach EUR 120 billion by 2025.
♣ Santander participated in a new mandate for the Principality of Andorra in its first sustainable bond. In Mexico, we advised Coppel, one of the country's largest retail companies, on the issuance of its first sustainable loan, and was the sole ESG advisor on the first green bond issue by a beverage company in the Mexican market.
♣ SCIB acted in Portugal as joint financial advisor in the first green bond issue of Redes Energéticas Nacionais; in Spain, SCIB led the long-term refinancing of Torresol Energy, including the formalization of the first derivative with ESG impact in the country, and participated in the execution of sustainable operations with different local autonomous communities for a total of EUR 1 billion.

Social
Ü Santander and the European Investment Bank signed two agreements under the Pan-European Guarantee Fund (EGF) to provide an additional EUR 2 billion to support Spanish and European companies affected by the pandemic.
Ü Thanks to Santander Finance for All, Santander's response to support financial inclusion and empowerment, we have empowered 6 million people1, of which 1.2 million through our microfinance initiatives: Prospera in Brazil, Prosperá in Uruguay and TUIIO in Mexico. In addition, Santander in Colombia launched Prospera, our microfinance programme aimed at small entrepreneurs without access to formal banking and help develop their businesses in these countries.
Ü We continued to invest in the communities where we operate. Santander Universidades launched the Santander X Global Challenge | Helping People Prosper to identify startups and scaleups with innovative solutions to support SMEs in their digital transition, as well as Santander Skills | Innovation in Teaching scholarships together with Laspau (affiliated with Harvard University) aimed at university teachers. We also awarded the six best sustainable startups in the Santander X Environmental Challenge with EUR 20,000, mentoring and advisory services. These awards consist of two categories: a) Be Sustainable: for solutions that encourage green finance and investment; b) Be Mindful: for projects that help raise awareness of the importance of reducing the environmental footprint.

We also continue to be part of several sustainability indices, providing non-financial information to markets, investors and ESG analysts.

1) Aggregated data 2019-H1'21. Unaudited H1'21 monitoring data.

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

à    Changes in the board
On 27 April, the board of directors appointed Mr Javier Illescas (head of corporate legal), Ms Julia Bayón (head of business legal) and Mr Adolfo Díaz-Ambrona (general secretary of Santander España) as vice secretaries of the board and its committees to assist the secretary in the performance of his duties, replacing Mr Óscar García Maceiras, who had stepped down in his position in March 2021.
à    Changes in the composition of the board committees
As of 1 April, Ms Belén Romana García was appointed as chairman of the risk supervision, regulation and compliance committee, replacing Mr Álvaro Cardoso de Souza, who left the committee.
As of 1 May, Mrs Pamela Walkden was appointed as member of the risk supervision, regulation and compliance committee.
à    Changes in the organizational structure of the Group's Senior Management
On 28 April, to further advance in the development of One Santander in the Europe region, the appointment of Mr António Simões as CEO of Santander Spain was announced, while retaining his responsibilities as regional head of Europe, and succeeding Mr Rami Aboukhair, who was appointed as Global Head of Cards and Digital Solutions, a new function to develop cards business.
As of 7 May, Ms Lindsey Argalas ceased as Head of Santander Digital and left the Group.
à    Amendments to the Bylaws
On 15 June, once they were authorized by the ECB, the amendments to the Bylaws approved by the ordinary general shareholders' meeting on 26 March 2021 (articles 18, 20, 27, 34 and a new article 34 bis) were registered in the Mercantile Registry of Cantabria, with the following purposes:
i.to give the board of directors the power to issue non-convertible debentures;
ii.to give the board of directors the power to decide on the application of compensation systems consisting of delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares when the beneficiaries of such compensation systems are not directors of Banco Santander;
iii.to give greater flexibility to process the proxies granted and votes cast from a distance by the shareholders at the general meeting, without prejudice to the board of directors being able to reduce the advance period required for receipt thereof by the Bank prior to the date on which the general meeting is scheduled to be held, giving it the same publicity as is given to the announcement of the call to meeting; and
iv.to authorize the board of directors, when so provided by applicable legal provisions, to call shareholders’ meetings to be held by remote means only, without the physical attendance of the shareholders or their representatives.
à    Amendments of the Rules and regulations of general shareholders' meeting
Likewise, on 15 June the amendments of the Rules and regulations of the general shareholders’ meeting approved by the general meeting on 26 March 2021 (articles 2, 8, 20 and 26) were registered in the Mercantile Registry of Cantabria and submitted to the National Securities Market Commission, in order to coordinate the text of the Rules and Regulations with the amendments to the Bylaws approved by the general shareholders’ meeting, as well as to introduce technical precision in the regulation of mechanisms for granting representation and issuing remote voting and some additional technical improvements.
à    Amendments of the Rules and regulations of the board
On 27 April, the board of directors approved the amendment of articles 13 and 15 of the Rules and regulations of the board to provide for the existence of more than one vice secretary. The public deed was registered in the Mercantile Registry of Cantabria on 23 June 2021 and submitted to the National Securities Market Commission.

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SANTANDER SHARE
The cash dividend of EUR 0.0275 per share against 2020 results was paid in May, the maximum allowed in accordance with the limits set by the European Central Bank recommendation of 15 December 2020.
This dividend was paid under the resolution for the distribution of share premium approved at the Bank’s general shareholders meeting on 27 October 2020.
àShare price performance
The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the US as an ADR and in the UK as a CDI.
The global economy is experiencing a strong recovery as progress with vaccinations led to the reopening of economic activities as well as mobility.
The second quarter was marked by upward revisions to economic forecasts, as well as increasing inflation, which raised expectations of interest rate hikes and concerns about an earlier than expected reduction in Federal Reserve (Fed) stimulus. However, the Fed reaffirmed its determination to give time for the labour market to recover and not rush to raise interest rates too quickly due to inflation fears, despite the fact that some members are already starting to talk about tapering. The European Central Bank, for its part, stated that it will maintain its current pace of purchases until it considers the health crisis to be over.
European and US banks benefited from the possibility that the ECB would lift the dividend payout restriction soon, thanks to the solid recovery of the eurozone, the good results of the US banks stress tests, with capital levels "well above" the regulatory minimum, and S&P's upward revision of a significant part of European banks' outlooks.
The main global equity markets ended the first half of the year with significant gains despite the cuts in recent days due to uncertainty over the increase in covid-19 cases. Thus, the banking sector recorded an overall better performance, the DJ Stoxx Banks rose 23.8% while the MSCI World Banks rose 19.5%, compared to the Ibex 35 9.3% increase and the DJ Stoxx 50 13.0% growth. Santander also recorded a better performance and a rise of 26.9%.

Share price

START 31/12/2020	END 30/06/2021
€2.538	€3.220

Maximum 03/06/2021	Minimum 28/01/2021
€3.509	€2.375

Comparative share performance

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àMarket capitalization and trading
As at 30 June 2021, Santander was the second largest bank in the Eurozone by market capitalization and the 30th in the world among financial entities (EUR 55,828 million).
The share’s weighting in the DJ Stoxx Banks index was 7.7% and 14.0% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end-June was 11.5%.
A total of 6,861 million shares were traded in the first half for an effective value of EUR 20,529 million and a liquidity ratio of 40%.
The daily trading volume was 54.4 million shares with an effective value of EUR 163 million.

àShareholder base
The total number of Santander shareholders at 30 June 2021 was 3,879,232, of which 3,590,629 were European (75.18% of the capital stock) and 277,192 from the Americas (23.17% of the capital stock).
Excluding the board, which holds 1.05% of the Bank’s capital stock, retail shareholders account for 39.60% and institutional shareholders account for 59.35%.

Share capital distribution by geographic area
June 2021
The Americas	Europe	Other
23.17%	75.18%	1.65%

2nd	Bank in the Eurozone by market capitalization
EUR 55,828 million

The Santander share
June 2021

Shares and trading data
Shares (number)	17,340,641,302
Average daily turnover (number of shares)	54,449,270
Share liquidity (%)	40
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.81
Free float (%)	99.80

Share capital distribution by type of shareholder
June 2021

Institutions
59.35%

Board *
1.05%

Retail
39.60%

(*) Shares owned or represented by directors.

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2021 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q2'21	Q1'21	Change (%)	H1'21	H1'20	Change (%)
Fees from services	1,429	1,414	1.1	2,843	2,921	(2.7)
Wealth management and marketing of customer funds	931	852	9.3	1,783	1,708	4.4
Securities and custody	261	282	(7.4)	543	507	7.1
Net fee income	2,621	2,548	2.9	5,169	5,136	0.6

Underlying operating expenses. Consolidated
EUR million
	Q2'21	Q1'21	Change (%)	H1'21	H1'20	Change (%)
Staff costs	2,750	2,688	2.3	5,438	5,467	(0.5)
Other general administrative expenses	1,811	1,747	3.7	3,558	3,767	(5.5)
Information technology	553	495	11.7	1,048	1,021	2.6
Communications	102	97	5.2	199	246	(19.1)
Advertising	115	118	(2.5)	233	259	(10.0)
Buildings and premises	168	164	2.4	332	384	(13.5)
Printed and office material	23	19	21.1	42	54	(22.2)
Taxes (other than tax on profits)	124	140	(11.4)	264	252	4.8
Other expenses	726	714	1.7	1,440	1,551	(7.2)
Administrative expenses	4,561	4,435	2.8	8,996	9,234	(2.6)
Depreciation and amortization	698	683	2.2	1,381	1,419	(2.7)
Operating expenses	5,259	5,118	2.8	10,377	10,653	(2.6)

Operating means. Consolidated
	Employees			Branches
	Jun-21	Jun-20	Change	Jun-21	Jun-20	Change
Europe	64,306	70,848	(6,542)	3,401	4,902	(1,501)
Spain	23,689	27,261	(3,572)	1,947	3,222	(1,275)
United Kingdom	20,870	23,249	(2,379)	553	615	(62)
Portugal	6,049	6,506	(457)	418	525	(107)
Poland	9,932	10,968	(1,036)	471	529	(58)
Other	3,766	2,864	902	12	11	1
North America	41,670	38,377	3,293	1,920	2,043	(123)
US	15,610	17,299	(1,689)	544	614	(70)
Mexico	25,543	20,817	4,726	1,376	1,429	(53)
Other	517	261	256	—	—	—
South America	67,198	67,913	(715)	4,438	4,494	(56)
Brazil	45,115	44,951	164	3,590	3,585	5
Chile	10,628	11,405	(777)	332	367	(35)
Argentina	8,814	9,244	(430)	408	438	(30)
Other	2,641	2,313	328	108	104	4
Digital Consumer Bank	15,834	15,373	461	314	408	(94)
Corporate Centre	1,743	1,773	(30)
Total Group	190,751	194,284	(3,533)	10,073	11,847	(1,774)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q2'21	Q1'21	Change (%)	H1'21	H1'20	Change (%)
Non-performing loans	2,054	2,299	(10.7)	4,353	7,577	(42.5)
Country-risk	—	(1)	(100.0)	(1)	(7)	(85.7)
Recovery of written-off assets	(293)	(306)	(4.2)	(599)	(543)	10.3
Net loan-loss provisions	1,761	1,992	(11.6)	3,753	7,027	(46.6)

52	January - June 2021

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-21	Jun-20	Absolute	%	Dec-20
Commercial bills	42,529	30,354	12,175	40.1	37,459
Secured loans	522,412	508,292	14,120	2.8	503,014
Other term loans	275,974	275,779	195	0.1	269,143
Finance leases	38,054	35,401	2,653	7.5	36,251
Receivable on demand	9,995	10,194	(199)	(2.0)	7,903
Credit cards receivable	18,459	17,341	1,118	6.4	19,507
Impaired assets	32,136	31,737	399	1.3	30,815
Gross loans and advances to customers (excl. reverse repos)	939,559	909,098	30,461	3.4	904,092
Reverse repos	38,536	48,681	(10,145)	(20.8)	35,702
Gross loans and advances to customers	978,095	957,779	20,316	2.1	939,794
Loan-loss allowances	23,577	22,983	594	2.6	23,595
Loans and advances to customers	954,518	934,796	19,722	2.1	916,199

Total funds. Consolidated
EUR million
			Change
	Jun-21	Jun-20	Absolute	%	Dec-20
Demand deposits	685,086	618,832	66,254	10.7	642,897
Time deposits	169,491	187,518	(18,027)	(9.6)	171,939
Mutual funds	182,491	152,040	30,451	20.0	164,802
Customer funds	1,037,068	958,390	78,678	8.2	979,638
Pension funds	15,858	15,086	772	5.1	15,577
Managed portfolios	29,493	26,038	3,455	13.3	26,438
Repos	39,550	40,482	(932)	(2.3)	34,474
Total funds	1,121,969	1,039,996	81,973	7.9	1,056,127

Eligible capital (phased in) [1]. Consolidated
EUR million
			Change
	Jun-21	Jun-20	Absolute	%	Dec-20
Capital stock and reserves	115,678	125,322	(9,644)	(7.7)	125,449
Attributable profit	3,675	(10,798)	14,474	—	(8,771)
Dividends	(2,102)	—	(2,102)	—	(478)
Other retained earnings	(34,048)	(33,167)	(881)	2.7	(35,345)
Minority interests	6,347	6,639	(292)	(4.4)	6,669
Goodwill and intangible assets	(15,823)	(16,952)	1,128	(6.7)	(15,711)
Other deductions	(2,862)	(3,851)	989	(25.7)	(2,415)
Core CET1	70,864	67,192	3,672	5.5	69,399
Preferred shares and other eligible T1	9,109	9,284	(175)	(1.9)	9,102
Tier 1	79,973	76,476	3,497	4.6	78,501
Generic funds and eligible T2 instruments	12,567	11,361	1,206	10.6	12,514
Eligible capital	92,539	87,837	4,703	5.4	91,015
Risk-weighted assets	584,999	567,446	17,553	3.1	562,580

CET1 capital ratio	12.11	11.84	0.27		12.34
T1 capital ratio	13.67	13.48	0.19		13.95
Total capital ratio	15.82	15.48	0.34		16.18
(1) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

January - June 2021	53

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Financial information by segment

EUROPE						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	2,751	4.0	3.5	5,396	14.6	14.8
Net fee income	1,086	1.3	1.1	2,157	4.2	4.6
Gains (losses) on financial transactions (1)	84	(78.0)	(77.7)	468	27.3	29.0
Other operating income	21	(56.5)	(57.6)	71	—	—
Total income	3,942	(5.0)	(5.3)	8,091	13.7	14.0
Administrative expenses and amortizations	(2,072)	—	(0.5)	(4,144)	(1.7)	(1.5)
Net operating income	1,870	(10.0)	(10.2)	3,947	36.0	36.6
Net loan-loss provisions	(606)	1.8	1.7	(1,202)	(28.5)	(28.4)
Other gains (losses) and provisions	(344)	37.2	38.7	(595)	41.3	42.3
Profit before tax	919	(25.3)	(25.8)	2,150	169.1	171.6
Tax on profit	(303)	(24.7)	(25.6)	(705)	198.2	200.6
Profit from continuing operations	616	(25.6)	(25.9)	1,445	156.9	159.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	616	(25.6)	(25.9)	1,445	156.9	159.4
Non-controlling interests	(17)	586.1	720.1	(20)	(41.1)	(39.5)
Underlying attributable profit to the parent	599	(27.5)	(27.8)	1,426	169.6	171.9

Balance sheet
Loans and advances to customers	584,804	0.5	0.7	584,804	1.9	(0.5)
Cash, central banks and credit institutions	243,814	0.1	0.3	243,814	(1.8)	(2.8)
Debt instruments	77,472	1.3	1.0	77,472	(10.4)	(11.2)
Other financial assets	49,395	3.4	3.4	49,395	(8.9)	(9.0)
Other asset accounts	32,651	(3.7)	(3.6)	32,651	(19.0)	(20.0)
Total assets	988,136	0.5	0.6	988,136	(1.5)	(3.2)
Customer deposits	599,463	0.4	0.6	599,463	5.0	2.7
Central banks and credit institutions	197,256	3.5	3.7	197,256	(7.7)	(7.9)
Marketable debt securities	79,019	(10.3)	(9.9)	79,019	(14.4)	(17.5)
Other financial liabilities	54,859	8.5	8.6	54,859	(21.6)	(21.8)
Other liabilities accounts	11,966	(8.0)	(8.1)	11,966	(9.9)	(11.6)
Total liabilities	942,563	0.4	0.5	942,563	(1.8)	(3.5)
Total equity	45,573	2.3	2.3	45,573	5.5	3.8

Memorandum items:
Gross loans and advances to customers (2)	562,209	0.7	0.9	562,209	3.6	1.3
Customer funds	681,433	1.0	1.1	681,433	7.6	5.7
Customer deposits (3)	578,759	0.5	0.7	578,759	5.3	3.1
Mutual funds	102,675	3.8	3.7	102,675	23.0	22.5

Ratios (%), operating means and customers
Underlying RoTE	5.96	(2.56)		7.24	4.53
Efficiency ratio	52.6	2.6		51.2	(8.0)
NPL ratio	3.30	0.04		3.30	(0.10)
Total coverage ratio	48.36	(1.6)		48.4	1.8
Number of employees	64,306	(4.3)		64,306	(9.2)
Number of branches	3,401	(17.2)		3,401	(30.6)
Number of loyal customers (thousands)	10,179	1.1		10,179	3.5
Number of digital customers (thousands)	15,686	0.4		15,686	6.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

54	January - June 2021

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Financial information by segment

Spain				Q
EUR million
		/ Q1'21		/ H1'20
Underlying income statement	Q2'21%		H1'21%
Net interest income	1,015	(0.5)	2,034	9.6
Net fee income	617	5.0	1,204	2.2
Gains (losses) on financial transactions (1)	123	(6.9)	256	(37.1)
Other operating income	(62)	—	(16)	(82.0)
Total income	1,693	(5.1)	3,478	3.8
Administrative expenses and amortizations	(852)	(1.8)	(1,719)	(6.6)
Net operating income	842	(8.3)	1,759	16.6
Net loan-loss provisions	(492)	9.6	(941)	—
Other gains (losses) and provisions	(147)	14.0	(276)	26.3
Profit before tax	202	(40.4)	542	55.1
Tax on profit	(55)	(43.3)	(152)	53.3
Profit from continuing operations	147	(39.3)	390	55.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	147	(39.3)	390	55.8
Non-controlling interests	—	36.2	—	34.2
Underlying attributable profit to the parent	147	(39.2)	390	55.8

Balance sheet
Loans and advances to customers	192,716	0.9	192,716	(2.4)
Cash, central banks and credit institutions	128,622	4.2	128,622	18.7
Debt instruments	18,864	1.7	18,864	(24.8)
Other financial assets	2,496	2.8	2,496	50.3
Other asset accounts	17,595	(12.0)	17,595	(24.2)
Total assets	360,293	1.4	360,293	1.3
Customer deposits	253,301	1.6	253,301	2.1
Central banks and credit institutions	50,243	(2.5)	50,243	7.0
Marketable debt securities	26,660	(2.0)	26,660	(2.6)
Other financial liabilities	10,793	47.3	10,793	(12.7)
Other liabilities accounts	3,848	(18.0)	3,848	(25.4)
Total liabilities	344,845	1.4	344,845	1.5
Total equity	15,448	0.1	15,448	(2.6)

Memorandum items:
Gross loans and advances to customers (2)	199,041	0.8	199,041	(2.3)
Customer funds	329,525	2.2	329,525	5.7
Customer deposits (3)	253,301	1.6	253,301	2.1
Mutual funds	76,224	4.3	76,224	19.5

Ratios (%), operating means and customers
Underlying RoTE	3.93	(2.57)	5.21	1.97
Efficiency ratio	50.3	1.7	49.4	(5.5)
NPL ratio	6.22	0.04	6.22	(0.33)
Total coverage ratio	46.0	(1.2)	46.0	2.7
Number of employees	23,689	(7.0)	23,689	(13.1)
Number of branches	1,947	(25.2)	1,947	(39.6)
Number of loyal customers (thousands)	2,758	2.3	2,758	8.5
Number of digital customers (thousands)	5,302	0.2	5,302	4.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	55

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	1,100	9.9	8.5	2,100	30.0	29.0
Net fee income	117	(2.4)	(3.7)	238	(16.3)	(16.9)
Gains (losses) on financial transactions (1)	(4)	(67.8)	(68.7)	(16)	668.6	663.0
Other operating income	(2)	—	—	1	220.3	217.9
Total income	1,211	9.0	7.6	2,322	22.4	21.5
Administrative expenses and amortizations	(648)	(0.7)	(2.0)	(1,299)	(1.4)	(2.1)
Net operating income	563	22.6	21.2	1,023	76.3	75.0
Net loan-loss provisions	86	—	—	68	—	—
Other gains (losses) and provisions	(63)	101.9	99.9	(94)	22.8	21.9
Profit before tax	587	43.1	41.5	997	865.0	858.0
Tax on profit	(188)	61.4	59.7	(304)	837.3	830.5
Profit from continuing operations	399	35.9	34.3	693	877.7	870.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	399	35.9	34.3	693	877.7	870.5
Non-controlling interests	—	—	—	—	(100.0)	(100.0)
Underlying attributable profit to the parent	399	35.9	34.3	693	877.7	870.5

Balance sheet
Loans and advances to customers	261,139	(0.3)	0.5	261,139	4.9	(1.0)
Cash, central banks and credit institutions	62,751	(5.1)	(4.3)	62,751	31.1	23.7
Debt instruments	8,292	(10.2)	(9.5)	8,292	(51.2)	(54.0)
Other financial assets	913	14.7	15.6	913	(37.9)	(41.4)
Other asset accounts	7,517	10.8	11.6	7,517	(21.4)	(25.8)
Total assets	340,612	(1.2)	(0.5)	340,612	4.8	(1.1)
Customer deposits	243,617	0.9	1.7	243,617	8.6	2.5
Central banks and credit institutions	30,603	5.6	6.4	30,603	48.0	39.6
Marketable debt securities	44,507	(15.4)	(14.8)	44,507	(23.7)	(28.0)
Other financial liabilities	2,691	(14.7)	(14.1)	2,691	(5.8)	(11.1)
Other liabilities accounts	3,696	(1.0)	(0.2)	3,696	(17.7)	(22.4)
Total liabilities	325,114	(1.5)	(0.7)	325,114	4.7	(1.2)
Total equity	15,498	4.3	5.1	15,498	8.3	2.2

Memorandum items:
Gross loans and advances to customers (2)	242,616	(0.7)	0.1	242,616	7.2	1.2
Customer funds	235,803	0.1	0.9	235,803	11.1	4.9
Customer deposits (3)	227,212	—	0.8	227,212	11.0	4.7
Mutual funds	8,591	2.9	3.7	8,591	16.2	9.6

Ratios (%), operating means and customers
Underlying RoTE	12.09	2.87		10.65	9.59
Efficiency ratio	53.5	(5.2)		56.0	(13.5)
NPL ratio	1.30	(0.05)		1.30	0.20
Total coverage ratio	37.4	(3.1)		37.4	(5.4)
Number of employees	20,870	(3.3)		20,870	(10.2)
Number of branches	553	(2.0)		553	(10.1)
Number of loyal customers (thousands)	4,420	0.2		4,420	(1.4)
Number of digital customers (thousands)	6,396	0.1		6,396	5.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

56	January - June 2021

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Financial information by segment

Portugal				Q
EUR million
		/ Q1'21		/ H1'20
Underlying income statement	Q2'21%		H1'21%
Net interest income	192	(0.5)	384	(3.8)
Net fee income	110	11.5	210	9.7
Gains (losses) on financial transactions (1)	6	(96.2)	153	68.5
Other operating income	(5)	(58.1)	(17)	24.2
Total income	303	(29.1)	730	9.3
Administrative expenses and amortizations	(143)	(2.0)	(289)	(2.4)
Net operating income	160	(43.2)	441	18.6
Net loan-loss provisions	(35)	0.4	(69)	(33.5)
Other gains (losses) and provisions	(11)	(13.4)	(24)	(34.5)
Profit before tax	114	(51.3)	347	50.8
Tax on profit	(35)	(51.2)	(108)	53.4
Profit from continuing operations	78	(51.4)	239	49.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	78	(51.4)	239	49.6
Non-controlling interests	—	29.0	—	29.2
Underlying attributable profit to the parent	78	(51.4)	239	49.7

Balance sheet
Loans and advances to customers	38,785	1.4	38,785	4.6
Cash, central banks and credit institutions	8,725	14.4	8,725	(0.5)
Debt instruments	9,026	(3.2)	9,026	(23.4)
Other financial assets	1,453	(0.8)	1,453	(5.0)
Other asset accounts	1,382	(7.1)	1,382	(16.7)
Total assets	59,371	2.1	59,371	(2.4)
Customer deposits	41,452	3.4	41,452	3.5
Central banks and credit institutions	9,490	(1.1)	9,490	(18.1)
Marketable debt securities	2,483	(0.7)	2,483	(24.0)
Other financial liabilities	219	3.4	219	(14.6)
Other liabilities accounts	1,693	(4.3)	1,693	(5.1)
Total liabilities	55,336	2.2	55,336	(2.8)
Total equity	4,035	0.8	4,035	3.7

Memorandum items:
Gross loans and advances to customers (2)	39,850	1.5	39,850	4.6
Customer funds	45,392	3.9	45,392	5.8
Customer deposits (3)	41,452	3.4	41,452	3.5
Mutual funds	3,940	9.3	3,940	36.6

Ratios (%), operating means and customers
Underlying RoTE	7.87	(8.07)	11.92	3.40
Efficiency ratio	47.2	13.1	39.6	(4.7)
NPL ratio	3.71	(0.13)	3.71	(0.72)
Total coverage ratio	73.0	3.8	73.0	12.1
Number of employees	6,049	(3.1)	6,049	(7.0)
Number of branches	418	(4.6)	418	(20.4)
Number of loyal customers (thousands)	834	2.2	834	6.5
Number of digital customers (thousands)	981	1.1	981	13.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	57

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Financial information by segment

Poland						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	250	4.1	3.7	490	(10.5)	(7.9)
Net fee income	126	(0.2)	(0.6)	253	15.1	18.4
Gains (losses) on financial transactions (1)	21	5.1	4.8	41	39.2	43.2
Other operating income	20	—	—	(10)	(81.6)	(81.0)
Total income	417	17.0	16.7	774	4.3	7.3
Administrative expenses and amortizations	(163)	3.3	2.9	(321)	2.1	5.1
Net operating income	254	28.0	27.6	453	5.9	8.9
Net loan-loss provisions	(45)	(33.3)	(33.6)	(113)	(38.3)	(36.6)
Other gains (losses) and provisions	(126)	73.8	73.3	(198)	159.6	167.1
Profit before tax	83	42.7	42.2	141	(15.7)	(13.2)
Tax on profit	(34)	4.1	3.7	(67)	8.8	11.9
Profit from continuing operations	49	91.8	91.3	75	(29.7)	(27.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	49	91.8	91.3	75	(29.7)	(27.7)
Non-controlling interests	(15)	206.5	205.7	(20)	(38.0)	(36.2)
Underlying attributable profit to the parent	34	63.8	63.3	54	(26.0)	(23.9)

Balance sheet
Loans and advances to customers	28,891	2.5	(0.1)	28,891	(1.0)	0.7
Cash, central banks and credit institutions	1,889	(49.1)	(50.4)	1,889	(37.1)	(36.1)
Debt instruments	15,171	7.4	4.7	15,171	25.1	27.2
Other financial assets	778	(21.7)	(23.7)	778	52.1	54.7
Other asset accounts	1,287	(2.5)	(4.9)	1,287	(5.8)	(4.2)
Total assets	48,016	(0.7)	(3.2)	48,016	3.9	5.7
Customer deposits	36,015	(0.7)	(3.2)	36,015	4.9	6.7
Central banks and credit institutions	2,276	(12.3)	(14.5)	2,276	(21.4)	(20.1)
Marketable debt securities	2,464	6.4	3.8	2,464	19.8	21.8
Other financial liabilities	844	(8.9)	(11.2)	844	24.2	26.3
Other liabilities accounts	1,240	5.1	2.5	1,240	4.9	6.7
Total liabilities	42,839	(1.0)	(3.5)	42,839	4.2	5.9
Total equity	5,177	2.2	(0.3)	5,177	2.2	3.9

Memorandum items:
Gross loans and advances to customers (2)	29,884	2.2	(0.3)	29,884	(0.9)	0.8
Customer funds	40,764	0.3	(2.2)	40,764	8.3	10.2
Customer deposits (3)	36,015	(0.7)	(3.2)	36,015	5.0	6.8
Mutual funds	4,749	8.2	5.6	4,749	43.0	45.5

Ratios (%), operating means and customers
Underlying RoTE	4.10	1.56		3.33	(1.30)
Efficiency ratio	39.1	(5.2)		41.5	(0.9)
NPL ratio	4.58	(0.24)		4.58	0.01
Total coverage ratio	72.4	2.2		72.4	3.4
Number of employees	9,932	(3.6)		9,932	(9.4)
Number of branches	471	(3.9)		471	(11.0)
Number of loyal customers (thousands)	2,166	0.8		2,166	6.9
Number of digital customers (thousands)	2,850	1.3		2,850	8.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

58	January - June 2021

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Financial information by segment

Other Europe
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	195	1.4	1.7	387	33.9	36.4
Net fee income	115	(17.0)	(17.3)	253	27.9	30.9
Gains (losses) on financial transactions (1)	(62)	—	—	34	—	—
Other operating income	70	62.3	59.7	113	(11.8)	(12.7)
Total income	318	(32.3)	(32.1)	787	71.9	76.7
Administrative expenses and amortizations	(267)	7.2	6.5	(515)	15.8	17.9
Net operating income	51	(76.8)	(76.0)	272	—	—
Net loan-loss provisions	(121)	367.6	361.4	(146)	184.5	182.9
Other gains (losses) and provisions	2	—	—	(3)	(76.2)	(73.0)
Profit before tax	(67)	—	—	122	—	—
Tax on profit	9	—	—	(74)	—	—
Profit from continuing operations	(58)	—	—	48	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(58)	—	—	48	—	—
Non-controlling interests	(2)	—	—	1	—	—
Underlying attributable profit to the parent	(60)	—	—	49	—	—

Balance sheet
Loans and advances to customers	63,273	1.1	1.3	63,273	3.1	4.1
Cash, central banks and credit institutions	41,828	(2.1)	(1.9)	41,828	(47.8)	(47.7)
Debt instruments	26,119	3.5	3.6	26,119	27.6	27.8
Other financial assets	43,755	4.0	4.0	43,755	(10.8)	(10.7)
Other asset accounts	4,870	13.4	13.7	4,870	7.5	9.2
Total assets	179,845	1.7	1.8	179,845	(16.6)	(16.2)
Customer deposits	25,078	(15.8)	(15.7)	25,078	4.1	4.6
Central banks and credit institutions	104,644	6.9	7.0	104,644	(20.5)	(20.1)
Marketable debt securities	2,905	(15.3)	(15.3)	2,905	132.4	132.4
Other financial liabilities	40,313	3.6	3.6	40,313	(25.1)	(25.1)
Other liabilities accounts	1,489	(9.3)	(9.3)	1,489	123.5	123.9
Total liabilities	174,429	1.6	1.7	174,429	(17.5)	(17.2)
Total equity	5,416	4.2	4.5	5,416	33.7	35.8

Memorandum items:
Gross loans and advances to customers (2)	50,818	5.5	5.7	50,818	14.4	15.8
Customer funds	29,949	(7.7)	(7.7)	29,949	5.0	5.5
Customer deposits (3)	20,779	(9.4)	(9.3)	20,779	(7.4)	(6.9)
Mutual funds	9,170	(3.7)	(3.7)	9,170	50.7	50.7

Resources
Number of employees	3,766	5.0		3,766	31.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	59

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	2,010	0.3	(0.2)	4,015	(7.5)	(0.8)
Net fee income	410	(9.2)	(9.8)	861	(1.0)	5.3
Gains (losses) on financial transactions (1)	32	(67.5)	(67.8)	130	(36.9)	(33.2)
Other operating income	267	24.4	24.8	482	103.4	124.8
Total income	2,719	(1.8)	(2.2)	5,487	(2.9)	4.0
Administrative expenses and amortizations	(1,194)	3.9	3.5	(2,343)	(0.4)	6.7
Net operating income	1,525	(5.8)	(6.3)	3,145	(4.7)	2.1
Net loan-loss provisions	(195)	(50.4)	(51.1)	(588)	(75.2)	(73.2)
Other gains (losses) and provisions	8	—	—	(12)	(76.8)	(75.1)
Profit before tax	1,338	10.9	10.6	2,545	189.7	204.6
Tax on profit	(324)	9.3	9.0	(621)	260.3	275.9
Profit from continuing operations	1,014	11.4	11.1	1,924	172.4	187.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,014	11.4	11.1	1,924	172.4	187.0
Non-controlling interests	(159)	16.6	16.5	(296)	227.1	250.1
Underlying attributable profit to the parent	854	10.5	10.2	1,628	164.4	177.9

Balance sheet
Loans and advances to customers	126,360	3.0	3.3	126,360	(5.2)	(3.7)
Cash, central banks and credit institutions	37,075	18.0	18.2	37,075	19.6	18.8
Debt instruments	35,512	(8.2)	(8.8)	35,512	(5.0)	(8.2)
Other financial assets	10,863	(10.0)	(10.8)	10,863	(46.4)	(49.1)
Other asset accounts	20,952	(3.6)	(3.1)	20,952	(5.0)	(2.1)
Total assets	230,762	1.8	1.9	230,762	(5.4)	(5.3)
Customer deposits	115,106	(4.1)	(4.0)	115,106	1.4	1.8
Central banks and credit institutions	30,638	33.5	32.7	30,638	(13.7)	(14.6)
Marketable debt securities	38,288	0.3	0.8	38,288	(11.4)	(9.1)
Other financial liabilities	14,205	3.2	2.2	14,205	(33.7)	(37.1)
Other liabilities accounts	6,014	2.3	2.2	6,014	(8.8)	(9.7)
Total liabilities	204,250	1.7	1.8	204,250	(7.2)	(7.3)
Total equity	26,512	2.9	3.3	26,512	11.3	12.9

Memorandum items:
Gross loans and advances to customers (2)	125,635	2.3	2.6	125,635	(4.2)	(2.7)
Customer funds	130,087	2.2	2.4	130,087	4.2	4.7
Customer deposits (3)	105,171	0.6	0.8	105,171	0.4	1.4
Mutual funds	24,916	9.8	9.5	24,916	24.1	21.5

Ratios (%), operating means and customers
Underlying RoTE	14.83	0.52		14.64	8.81
Efficiency ratio	43.9	2.4		42.7	1.1
NPL ratio	2.28	(0.10)		2.28	0.56
Total coverage ratio	152.3	(1.1)		152.3	(54.2)
Number of employees	41,670	4.9		41,670	8.6
Number of branches	1,920	(1.4)		1,920	(6.0)
Number of loyal customers (thousands)	4,089	1.4		4,089	11.1
Number of digital customers (thousands)	6,303	(0.1)		6,303	9.6
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

60	January - June 2021

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Financial information by segment

United States						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	1,326	(0.8)	(0.7)	2,663	(7.9)	0.8
Net fee income	191	(20.5)	(20.4)	432	(7.0)	1.7
Gains (losses) on financial transactions (1)	20	(71.2)	(71.2)	90	(6.4)	2.4
Other operating income	298	17.3	17.4	551	98.4	117.0
Total income	1,835	(3.5)	(3.4)	3,737	0.2	9.6
Administrative expenses and amortizations	(783)	4.8	4.9	(1,531)	(3.4)	5.7
Net operating income	1,052	(8.8)	(8.7)	2,206	2.9	12.5
Net loan-loss provisions	9	—	—	(156)	(91.3)	(90.5)
Other gains (losses) and provisions	15	—	—	—	—	—
Profit before tax	1,076	10.5	10.6	2,050	572.8	635.9
Tax on profit	(259)	10.2	10.3	(493)	—	—
Profit from continuing operations	817	10.6	10.7	1,556	478.3	532.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	817	10.6	10.7	1,556	478.3	532.5
Non-controlling interests	(143)	16.9	17.0	(266)	356.4	399.2
Underlying attributable profit to the parent	674	9.4	9.5	1,291	511.9	569.3

Balance sheet
Loans and advances to customers	93,724	2.1	3.2	93,724	(8.8)	(3.9)
Cash, central banks and credit institutions	25,444	19.9	21.2	25,444	32.4	39.5
Debt instruments	15,922	5.1	6.1	15,922	(0.5)	4.8
Other financial assets	3,576	(0.2)	0.8	3,576	(44.8)	(41.8)
Other asset accounts	17,257	(3.4)	(2.4)	17,257	(8.0)	(3.0)
Total assets	155,923	4.2	5.3	155,923	(4.5)	0.7
Customer deposits	79,384	(5.1)	(4.1)	79,384	1.9	7.3
Central banks and credit institutions	17,363	102.3	104.3	17,363	(17.3)	(12.8)
Marketable debt securities	32,123	1.8	2.9	32,123	(10.6)	(5.8)
Other financial liabilities	3,898	5.9	7.0	3,898	(40.8)	(37.6)
Other liabilities accounts	3,880	11.7	12.8	3,880	(1.3)	4.0
Total liabilities	136,648	4.4	5.4	136,648	(6.0)	(0.9)
Total equity	19,275	3.2	4.3	19,275	8.2	14.0

Memorandum items:
Gross loans and advances to customers (2)	93,519	2.3	3.3	93,519	(7.2)	(2.3)
Customer funds	87,206	2.0	3.0	87,206	0.6	6.0
Customer deposits (3)	74,058	(0.1)	1.0	74,058	(2.8)	2.4
Mutual funds	13,148	15.3	16.5	13,148	25.2	31.9

Ratios (%), operating means and customers
Underlying RoTE	16.18	0.62		15.89	13.22
Efficiency ratio	42.7	3.4		41.0	(1.5)
NPL ratio	2.00	(0.11)		2.00	0.51
Total coverage ratio	185.7	2.5		185.7	(67.4)
Number of employees	15,610	(2.4)		15,610	(9.8)
Number of branches	544	(4.7)		544	(11.4)
Number of loyal customers (thousands)	378	(0.7)		378	2.6
Number of digital customers (thousands)	1,026	(1.8)		1,026	(2.5)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	61

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Financial information by segment

Mexico						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	684	2.5	0.9	1,352	(6.7)	(3.9)
Net fee income	210	3.3	1.7	414	4.7	7.9
Gains (losses) on financial transactions (1)	12	(58.0)	(59.1)	40	(63.9)	(62.9)
Other operating income	(28)	(17.8)	(19.3)	(63)	48.6	53.0
Total income	878	1.6	(0.1)	1,743	(8.8)	(6.1)
Administrative expenses and amortizations	(379)	1.7	—	(752)	(0.5)	2.5
Net operating income	499	1.5	(0.2)	991	(14.3)	(11.7)
Net loan-loss provisions	(204)	(10.3)	(11.8)	(432)	(23.5)	(21.2)
Other gains (losses) and provisions	(6)	20.4	18.6	(11)	(19.1)	(16.6)
Profit before tax	289	11.5	9.7	548	(5.2)	(2.4)
Tax on profit	(68)	7.5	5.8	(130)	(6.8)	(3.9)
Profit from continuing operations	221	12.7	11.0	417	(4.7)	(1.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	221	12.7	11.0	417	(4.7)	(1.8)
Non-controlling interests	(16)	13.1	11.4	(31)	(5.6)	(2.8)
Underlying attributable profit to the parent	205	12.7	11.0	387	(4.6)	(1.8)

Balance sheet
Loans and advances to customers	32,618	5.5	3.8	32,618	6.7	(3.1)
Cash, central banks and credit institutions	11,418	14.4	12.5	11,418	(2.5)	(11.4)
Debt instruments	19,590	(16.8)	(18.1)	19,590	(8.3)	(16.7)
Other financial assets	7,285	(14.2)	(15.6)	7,285	(46.9)	(51.8)
Other asset accounts	3,429	(5.2)	(6.7)	3,429	10.8	0.7
Total assets	74,340	(2.9)	(4.5)	74,340	(7.6)	(16.1)
Customer deposits	35,712	(2.0)	(3.6)	35,712	0.5	(8.6)
Central banks and credit institutions	13,258	(7.6)	(9.1)	13,258	(8.6)	(16.9)
Marketable debt securities	6,165	(7.3)	(8.8)	6,165	(15.6)	(23.3)
Other financial liabilities	10,260	2.0	0.4	10,260	(30.7)	(37.1)
Other liabilities accounts	2,111	(11.6)	(13.1)	2,111	(20.3)	(27.6)
Total liabilities	67,507	(3.4)	(5.0)	67,507	(9.7)	(18.0)
Total equity	6,834	2.8	1.1	6,834	20.0	9.1

Memorandum items:
Gross loans and advances to customers (2)	32,097	2.1	0.4	32,097	5.8	(3.8)
Customer funds	42,870	2.7	1.0	42,870	12.6	2.3
Customer deposits (3)	31,103	2.1	0.4	31,103	9.1	(0.9)
Mutual funds	11,767	4.3	2.6	11,767	23.0	11.7

Ratios (%), operating means and customers
Underlying RoTE	13.92	1.19		13.32	(2.14)
Efficiency ratio	43.2	—		43.1	3.6
NPL ratio	3.10	(0.10)		3.10	0.60
Total coverage ratio	90.6	(5.0)		90.6	(24.3)
Number of employees	25,543	9.7		25,543	22.7
Number of branches	1,376	—		1,376	(3.7)
Number of loyal customers (thousands)	3,712	1.7		3,712	12.0
Number of digital customers (thousands)	5,120	0.2		5,120	11.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

62	January - June 2021

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Financial information by segment

Other North America
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	—	55.6	55.6	—	(44.5)	(44.5)
Net fee income	8	17.6	17.6	14	61.6	61.6
Gains (losses) on financial transactions (1)	—	—	—	—	—	—
Other operating income	(2)	(48.7)	(48.7)	(7)	—	—
Total income	5	156.4	156.4	7	(24.3)	(24.3)
Administrative expenses and amortizations	(32)	12.8	12.8	(59)	397.8	397.8
Net operating income	(26)	1.2	1.2	(52)	—	—
Net loan-loss provisions	—	(99.4)	(99.4)	—	(71.9)	(71.9)
Other gains (losses) and provisions	—	224.9	224.9	(1)	(65.5)	(65.5)
Profit before tax	(27)	2.4	2.4	(53)	—	—
Tax on profit	2	119.7	119.7	3	(10.8)	(10.8)
Profit from continuing operations	(25)	(1.6)	(1.6)	(50)	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(25)	(1.6)	(1.6)	(50)	—	—
Non-controlling interests	—	(62.1)	(62.1)	—	70.4	70.4
Underlying attributable profit to the parent	(25)	(1.1)	(1.1)	(50)	—	—

Balance sheet
Loans and advances to customers	18	14.2	14.2	18	111.6	111.6
Cash, central banks and credit institutions	214	(2.8)	(2.8)	214	228.2	228.2
Debt instruments	—	—	—	—	(100.0)	(100.0)
Other financial assets	1	8.4	8.4	1	(98.1)	(98.1)
Other asset accounts	266	4.1	4.1	266	27.7	27.7
Total assets	499	1.4	1.4	499	39.5	39.5
Customer deposits	10	(12.6)	(12.6)	10	(8.8)	(8.8)
Central banks and credit institutions	16	259.9	259.9	16	34.4	34.4
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	46	69.1	69.1	46	133.2	133.2
Other liabilities accounts	23	33.6	33.6	23	43.4	43.4
Total liabilities	95	57.3	57.3	95	61.6	61.6
Total equity	404	(6.5)	(6.5)	404	35.1	35.1

Memorandum items:
Gross loans and advances to customers (2)	19	10.6	10.6	19	116.4	116.4
Customer funds	10	(12.6)	(12.6)	10	(8.8)	(8.8)
Customer deposits (3)	10	(12.6)	(12.6)	10	(8.8)	(8.8)
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	517	13.4		517	98.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	63

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	2,760	7.2	5.3	5,334	(5.9)	11.1
Net fee income	928	10.2	8.2	1,770	(4.7)	13.9
Gains (losses) on financial transactions (1)	177	(13.6)	(14.2)	383	(11.1)	2.3
Other operating income	(92)	11.4	16.6	(175)	87.0	135.3
Total income	3,772	6.6	4.6	7,311	(7.0)	9.8
Administrative expenses and amortizations	(1,299)	6.6	5.7	(2,518)	(9.2)	7.3
Net operating income	2,473	6.6	4.1	4,793	(5.8)	11.2
Net loan-loss provisions	(809)	18.4	15.4	(1,492)	(38.7)	(27.8)
Other gains (losses) and provisions	(55)	(58.1)	(58.2)	(188)	(4.0)	18.8
Profit before tax	1,609	6.9	4.3	3,113	26.5	49.3
Tax on profit	(595)	(0.7)	(3.8)	(1,194)	35.1	61.2
Profit from continuing operations	1,014	12.0	9.7	1,919	21.7	42.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,014	12.0	9.7	1,919	21.7	42.7
Non-controlling interests	(143)	7.9	5.6	(275)	41.2	54.6
Underlying attributable profit to the parent	871	12.7	10.4	1,645	19.0	40.9

Balance sheet
Loans and advances to customers	124,784	8.0	2.5	124,784	12.4	9.6
Cash, central banks and credit institutions	50,441	14.5	6.6	50,441	13.2	11.9
Debt instruments	49,949	3.9	(3.9)	49,949	10.4	8.4
Other financial assets	12,455	(13.5)	(16.5)	12,455	(40.0)	(43.2)
Other asset accounts	16,244	8.2	1.0	16,244	(3.3)	(5.6)
Total assets	253,874	7.1	0.7	253,874	6.5	4.0
Customer deposits	124,500	11.6	5.3	124,500	10.6	9.1
Central banks and credit institutions	44,735	(1.9)	(8.2)	44,735	5.5	2.6
Marketable debt securities	22,965	9.5	4.0	22,965	(4.2)	(8.6)
Other financial liabilities	31,731	0.7	(6.1)	31,731	(1.5)	(5.6)
Other liabilities accounts	9,148	21.7	13.7	9,148	11.2	8.7
Total liabilities	233,080	7.3	0.9	233,080	6.2	3.7
Total equity	20,794	4.6	(1.5)	20,794	9.9	7.7

Memorandum items:
Gross loans and advances to customers (2)	130,052	7.9	2.4	130,052	12.4	9.5
Customer funds	168,336	12.0	5.3	168,336	12.3	10.4
Customer deposits (3)	115,589	12.1	6.2	115,589	13.3	12.2
Mutual funds	52,747	11.7	3.3	52,747	10.0	6.7

Ratios (%), operating means and customers
Underlying RoTE	21.12	1.79		20.29	3.88
Efficiency ratio	34.4	—		34.4	(0.8)
NPL ratio	4.36	0.06		4.36	(0.37)
Total coverage ratio	98.1	(0.3)		98.1	5.2
Number of employees	67,198	2.3		67,198	(1.1)
Number of branches	4,438	(0.1)		4,438	(1.2)
Number of loyal customers (thousands)	9,612	6.2		9,612	23.8
Number of digital customers (thousands)	22,670	4.8		22,670	20.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - June 2021

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Financial information by segment

Brazil						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	1,919	7.8	4.1	3,700	(9.4)	9.8
Net fee income	698	10.5	6.7	1,330	(10.3)	8.7
Gains (losses) on financial transactions (1)	78	(38.2)	(41.1)	205	(21.2)	(4.5)
Other operating income	(14)	(20.5)	(23.7)	(32)	(17.9)	(0.4)
Total income	2,682	6.4	2.7	5,203	(10.1)	9.0
Administrative expenses and amortizations	(779)	7.9	4.2	(1,502)	(18.3)	(1.0)
Net operating income	1,902	5.8	2.1	3,701	(6.3)	13.6
Net loan-loss provisions	(674)	22.8	18.8	(1,222)	(36.0)	(22.4)
Other gains (losses) and provisions	(28)	(70.5)	(72.8)	(124)	(21.6)	(4.9)
Profit before tax	1,200	4.0	0.4	2,354	25.1	51.7
Tax on profit	(516)	(2.6)	(6.1)	(1,046)	34.6	63.2
Profit from continuing operations	684	9.6	5.8	1,308	18.4	43.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	684	9.6	5.8	1,308	18.4	43.6
Non-controlling interests	(65)	3.9	0.3	(128)	16.7	41.5
Underlying attributable profit to the parent	619	10.2	6.5	1,180	18.6	43.8

Balance sheet
Loans and advances to customers	73,684	15.2	3.3	73,684	19.7	15.4
Cash, central banks and credit institutions	32,634	5.0	(5.9)	32,634	9.5	5.6
Debt instruments	37,664	4.2	(6.6)	37,664	5.6	1.9
Other financial assets	5,958	(1.7)	(11.9)	5,958	(17.1)	(20.1)
Other asset accounts	11,728	14.4	2.5	11,728	(1.8)	(5.3)
Total assets	161,670	9.6	(1.8)	161,670	10.6	6.6
Customer deposits	76,611	14.7	2.8	76,611	10.7	6.7
Central banks and credit institutions	28,827	(4.6)	(14.5)	28,827	9.3	5.4
Marketable debt securities	13,558	17.8	5.5	13,558	(4.6)	(8.0)
Other financial liabilities	22,434	3.2	(7.5)	22,434	24.9	20.4
Other liabilities accounts	6,643	31.6	17.9	6,643	5.7	2.0
Total liabilities	148,072	9.4	(1.9)	148,072	10.5	6.5
Total equity	13,597	11.8	0.2	13,597	12.1	8.1

Memorandum items:
Gross loans and advances to customers (2)	77,341	15.1	3.2	77,341	19.2	15.0
Customer funds	109,299	15.9	3.8	109,299	12.0	8.0
Customer deposits (3)	67,735	16.0	3.9	67,735	15.3	11.2
Mutual funds	41,563	15.6	3.6	41,563	7.0	3.1

Ratios (%), operating means and customers
Underlying RoTE	22.73	1.30		22.12	5.00
Efficiency ratio	29.1	0.4		28.9	(2.9)
NPL ratio	4.55	0.13		4.55	(0.52)
Total coverage ratio	112.3	(4.2)		112.3	2.1
Number of employees	45,115	4.0		45,115	0.4
Number of branches	3,590	—		3,590	0.1
Number of loyal customers (thousands)	7,146	8.6		7,146	26.0
Number of digital customers (thousands)	17,466	5.2		17,466	20.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	65

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Financial information by segment

Chile						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	511	2.9	1.8	1,009	15.6	12.1
Net fee income	96	0.9	(0.1)	190	14.5	11.0
Gains (losses) on financial transactions (1)	48	49.4	48.1	81	(23.3)	(25.6)
Other operating income	(18)	79.6	78.2	(28)	281.4	269.9
Total income	637	3.8	2.7	1,252	10.1	6.8
Administrative expenses and amortizations	(245)	4.0	3.0	(481)	5.0	1.8
Net operating income	392	3.6	2.6	771	13.6	10.2
Net loan-loss provisions	(82)	(18.6)	(19.5)	(182)	(47.5)	(49.0)
Other gains (losses) and provisions	5	—	—	3	—	—
Profit before tax	315	13.8	12.8	592	78.9	73.5
Tax on profit	(70)	26.2	25.1	(125)	96.3	90.3
Profit from continuing operations	246	10.8	9.7	467	74.8	69.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	246	10.8	9.7	467	74.8	69.5
Non-controlling interests	(77)	11.2	10.2	(146)	73.6	68.4
Underlying attributable profit to the parent	169	10.6	9.5	321	75.3	70.0

Balance sheet
Loans and advances to customers	39,922	(2.1)	0.2	39,922	5.0	(1.8)
Cash, central banks and credit institutions	11,748	87.5	91.9	11,748	34.9	26.1
Debt instruments	8,315	(6.2)	(4.0)	8,315	39.6	30.5
Other financial assets	6,293	(22.9)	(21.1)	6,293	(52.7)	(55.8)
Other asset accounts	2,883	(7.1)	(5.0)	2,883	(12.9)	(18.6)
Total assets	69,162	3.0	5.4	69,162	(0.2)	(6.7)
Customer deposits	33,316	9.5	12.0	33,316	16.8	9.2
Central banks and credit institutions	11,664	2.6	4.9	11,664	(1.3)	(7.7)
Marketable debt securities	9,083	(2.1)	0.2	9,083	(5.3)	(11.5)
Other financial liabilities	8,513	(5.2)	(3.0)	8,513	(36.9)	(41.0)
Other liabilities accounts	1,871	4.0	6.4	1,871	46.6	37.1
Total liabilities	64,447	4.2	6.6	64,447	(0.4)	(6.9)
Total equity	4,714	(10.8)	(8.7)	4,714	2.6	(4.0)

Memorandum items:
Gross loans and advances to customers (2)	41,125	(2.2)	0.1	41,125	5.1	(1.7)
Customer funds	42,312	6.8	9.3	42,312	17.8	10.2
Customer deposits (3)	33,281	9.5	12.1	33,281	17.2	9.6
Mutual funds	9,031	(2.3)	—	9,031	20.0	12.2

Ratios (%), operating means and customers
Underlying RoTE	19.91	2.69		18.63	7.39
Efficiency ratio	38.5	0.1		38.4	(1.9)
NPL ratio	4.57	(0.18)		4.57	(0.42)
Total coverage ratio	63.9	0.4		63.9	9.1
Number of employees	10,628	(1.3)		10,628	(6.8)
Number of branches	332	(0.9)		332	(9.5)
Number of loyal customers (thousands)	778	(0.3)		778	12.7
Number of digital customers (thousands)	1,867	8.4		1,867	39.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

66	January - June 2021

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Financial information by segment

Argentina						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	235	15.4	26.5	440	(12.5)	25.3
Net fee income	87	18.5	29.6	161	22.3	75.1
Gains (losses) on financial transactions (1)	34	5.5	16.0	66	99.8	186.1
Other operating income	(56)	17.0	28.1	(103)	163.1	276.7
Total income	301	14.8	25.8	563	(10.3)	28.5
Administrative expenses and amortizations	(179)	4.8	15.3	(349)	3.1	47.6
Net operating income	122	33.3	45.2	214	(26.0)	6.0
Net loan-loss provisions	(35)	148.4	166.2	(48)	(63.3)	(47.4)
Other gains (losses) and provisions	(31)	(9.1)	0.7	(65)	107.1	196.5
Profit before tax	57	29.7	41.5	100	(20.1)	14.3
Tax on profit	6	225.8	247.6	8	—	—
Profit from continuing operations	63	38.0	50.2	108	(1.2)	41.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	63	38.0	50.2	108	(1.2)	41.5
Non-controlling interests	—	48.2	60.9	(1)	(5.1)	35.8
Underlying attributable profit to the parent	62	37.9	50.1	108	(1.1)	41.5

Balance sheet
Loans and advances to customers	4,457	3.4	8.7	4,457	(5.6)	35.2
Cash, central banks and credit institutions	3,207	(12.1)	(7.5)	3,207	7.4	53.8
Debt instruments	2,188	35.8	42.8	2,188	(17.7)	17.8
Other financial assets	77	18.8	24.8	77	12.9	61.7
Other asset accounts	835	1.1	6.2	835	(0.6)	42.4
Total assets	10,765	2.9	8.2	10,765	(4.5)	36.7
Customer deposits	7,787	3.6	8.9	7,787	(4.3)	37.1
Central banks and credit institutions	824	0.3	5.4	824	(21.0)	13.1
Marketable debt securities	63	(4.9)	—	63	(16.5)	19.5
Other financial liabilities	675	(3.1)	1.9	675	3.6	48.4
Other liabilities accounts	313	(3.3)	1.7	313	(14.1)	23.0
Total liabilities	9,663	2.5	7.8	9,663	(5.9)	34.7
Total equity	1,102	6.7	12.2	1,102	9.6	56.9

Memorandum items:
Gross loans and advances to customers (2)	4,713	3.7	9.0	4,713	(5.2)	35.8
Customer funds	9,896	4.2	9.5	9,896	2.3	46.5
Customer deposits (3)	7,787	3.6	8.9	7,787	(4.3)	37.1
Mutual funds	2,109	6.5	12.0	2,109	37.4	96.7

Ratios (%), operating means and customers
Underlying RoTE	27.01	6.58		23.95	(4.81)
Efficiency ratio	59.4	(5.6)		62.0	8.1
NPL ratio	3.34	1.02		3.34	0.19
Total coverage ratio	167.6	(64.7)		167.6	2.0
Number of employees	8,814	(2.8)		8,814	(4.7)
Number of branches	408	—		408	(6.8)
Number of loyal customers (thousands)	1,568	(0.3)		1,568	20.4
Number of digital customers (thousands)	2,716	1.0		2,716	6.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	67

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Financial information by segment

Other South America
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	93	0.5	3.0	186	(12.4)	1.3
Net fee income	46	12.1	14.4	88	18.0	32.8
Gains (losses) on financial transactions (1)	17	21.1	24.7	31	(2.5)	11.7
Other operating income	(5)	(38.2)	(37.6)	(12)	53.8	69.8
Total income	152	8.0	10.7	293	(5.8)	8.3
Administrative expenses and amortizations	(96)	6.7	8.5	(185)	35.7	53.5
Net operating income	57	10.1	14.6	108	(38.2)	(28.1)
Net loan-loss provisions	(19)	(8.1)	(5.5)	(39)	(17.6)	(5.0)
Other gains (losses) and provisions	(1)	(22.4)	(21.1)	(2)	(61.4)	(57.9)
Profit before tax	37	23.5	29.5	67	(45.3)	(36.0)
Tax on profit	(16)	(3.0)	(0.1)	(32)	15.3	35.1
Profit from continuing operations	21	54.7	65.4	35	(63.0)	(56.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	21	54.7	65.4	35	(63.0)	(56.7)
Non-controlling interests	—	(54.6)	(54.2)	—	106.7	106.7
Underlying attributable profit to the parent	21	53.0	63.4	35	(62.8)	(56.4)

Balance sheet
Loans and advances to customers	6,720	2.3	4.1	6,720	0.7	11.0
Cash, central banks and credit institutions	2,852	(6.7)	(6.0)	2,852	(6.7)	2.8
Debt instruments	1,782	23.8	24.3	1,782	84.2	101.1
Other financial assets	127	5.6	7.9	127	(31.0)	(27.9)
Other asset accounts	797	(3.7)	(3.0)	797	12.9	17.0
Total assets	12,278	2.2	3.5	12,278	6.0	16.1
Customer deposits	6,786	(0.7)	(0.3)	6,786	0.9	10.9
Central banks and credit institutions	3,420	6.4	9.7	3,420	8.0	18.5
Marketable debt securities	261	128.9	137.1	261	168.7	208.0
Other financial liabilities	109	6.3	7.6	109	11.8	21.4
Other liabilities accounts	322	(7.6)	(6.6)	322	4.5	14.6
Total liabilities	10,898	2.7	4.0	10,898	4.8	15.2
Total equity	1,380	(1.2)	(0.6)	1,380	16.0	24.1

Memorandum items:
Gross loans and advances to customers (2)	6,874	2.4	4.2	6,874	1.0	11.4
Customer funds	6,829	(0.7)	(0.2)	6,829	0.9	11.0
Customer deposits (3)	6,786	(0.7)	(0.3)	6,786	0.9	10.9
Mutual funds	43	5.4	4.7	43	13.7	24.2

Resources
Number of employees	2,641	7.0		2,641	14.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

68	January - June 2021

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Financial information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	1,075	1.8	1.4	2,130	(0.5)	(1.1)
Net fee income	206	9.5	9.4	395	11.0	11.0
Gains (losses) on financial transactions (1)	1	(88.9)	(89.5)	9	—	—
Other operating income	20	(60.3)	(60.7)	71	330.8	325.4
Total income	1,302	(0.1)	(0.5)	2,606	4.0	3.5
Administrative expenses and amortizations	(613)	2.2	1.9	(1,214)	5.7	5.3
Net operating income	689	(2.1)	(2.5)	1,392	2.6	2.0
Net loan-loss provisions	(142)	(14.4)	(14.7)	(308)	(41.9)	(42.2)
Other gains (losses) and provisions	(45)	44.3	43.6	(76)	—	—
Profit before tax	502	(0.9)	(1.3)	1,008	13.4	12.6
Tax on profit	(131)	(2.8)	(3.1)	(265)	12.2	11.6
Profit from continuing operations	371	(0.2)	(0.6)	742	13.8	12.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	371	(0.2)	(0.6)	742	13.8	12.9
Non-controlling interests	(93)	16.7	16.6	(173)	19.0	19.1
Underlying attributable profit to the parent	278	(4.8)	(5.3)	569	12.3	11.1

Balance sheet
Loans and advances to customers	112,738	(0.1)	0.1	112,738	1.4	0.1
Cash, central banks and credit institutions	28,445	3.3	3.6	28,445	45.4	44.2
Debt instruments	5,738	(3.5)	(3.6)	5,738	25.7	25.2
Other financial assets	41	6.5	6.7	41	14.1	12.6
Other asset accounts	6,481	1.6	1.7	6,481	23.6	21.7
Total assets	153,443	0.5	0.7	153,443	9.1	7.8
Customer deposits	54,041	1.3	1.5	54,041	9.7	8.7
Central banks and credit institutions	47,980	0.8	1.0	47,980	27.3	25.0
Marketable debt securities	33,740	0.1	0.3	33,740	(6.9)	(7.7)
Other financial liabilities	1,455	(5.5)	(5.4)	1,455	(13.2)	(14.1)
Other liabilities accounts	4,208	7.1	7.2	4,208	11.1	10.4
Total liabilities	141,424	1.0	1.1	141,424	9.9	8.6
Total equity	12,019	(4.8)	(4.5)	12,019	0.9	(0.6)

Memorandum items:
Gross loans and advances to customers (2)	115,526	(0.1)	0.1	115,526	1.3	0.1
Customer funds	56,190	3.9	4.1	56,190	12.8	11.8
Customer deposits (3)	54,041	1.3	1.5	54,041	9.7	8.7
Mutual funds	2,149	175.8	175.8	2,149	300.7	300.7

Ratios (%), operating means and customers
Underlying RoTE	12.09	0.1		12.04	1.50
Efficiency ratio	47.1	1.1		46.6	0.8
NPL ratio	2.18	(0.1)		2.18	(0.14)
Total coverage ratio	111.9	0.4		111.9	3.9
Number of employees	15,834	—		15,834	3.0
Number of branches	314	(2.2)		314	(23.0)
Number of total customers (thousands)	19,421	0.8		19,421	(4.3)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	69

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q2'21	Q1'21%		H1'21	H1'20%
Net interest income	(355)	(324)	9.7	(679)	(658)	3.2
Net fee income	(8)	(5)	65.2	(13)	(15)	(12.2)
Gains (losses) on financial transactions (1)	(52)	(44)	17.1	(96)	78	—
Other operating income	(15)	3	—	(12)	(22)	(47.0)
Total income	(430)	(370)	16.4	(800)	(617)	29.6
Administrative expenses and amortizations	(81)	(79)	1.9	(160)	(166)	(4.1)
Net operating income	(511)	(449)	13.9	(960)	(784)	22.4
Net loan-loss provisions	(9)	(154)	(94.3)	(163)	(11)	—
Other gains (losses) and provisions	(33)	(33)	2.1	(66)	(391)	(83.2)
Profit before tax	(553)	(635)	(13.0)	(1,188)	(1,186)	0.2
Tax on profit	19	108	(82.4)	127	61	108.9
Profit from continuing operations	(534)	(527)	1.3	(1,061)	(1,125)	(5.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(534)	(527)	1.3	(1,061)	(1,125)	(5.7)
Non-controlling interests	(1)	—	—	(1)	(1)	108.1
Underlying attributable profit to the parent	(535)	(527)	1.7	(1,062)	(1,125)	(5.6)

Balance sheet
Loans and advances to customers	5,832	6,632	(12.1)	5,832	5,205	12.1
Cash, central banks and credit institutions	71,908	89,695	(19.8)	71,908	48,530	48.2
Debt instruments	1,605	1,450	10.7	1,605	1,340	19.7
Other financial assets	2,016	2,005	0.6	2,016	2,058	(2.0)
Other asset accounts	118,374	119,024	(0.5)	118,374	115,303	2.7
Total assets	199,736	218,806	(8.7)	199,736	172,436	15.8
Customer deposits	1,017	974	4.4	1,017	770	32.1
Central banks and credit institutions	38,914	62,440	(37.7)	38,914	19,119	103.5
Marketable debt securities	69,217	64,354	7.6	69,217	63,010	9.9
Other financial liabilities	534	1,085	(50.8)	534	1,901	(71.9)
Other liabilities accounts	8,009	8,106	(1.2)	8,009	8,225	(2.6)
Total liabilities	117,691	136,959	(14.1)	117,691	93,024	26.5
Total equity	82,044	81,847	0.2	82,044	79,412	3.3

Memorandum items:
Gross loans and advances to customers (2)	6,138	6,972	(12.0)	6,138	5,367	14.4
Customer funds	1,021	992	3.0	1,021	786	29.9
Customer deposits (3)	1,017	974	4.4	1,017	770	32.1
Mutual funds	4	18	(75.5)	4	17	(73.8)

Resources
Number of employees	1,743	1,737	0.3	1,743	1,773	(1.7)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

70	January - June 2021

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	7,766	3.9	3.0	15,238	(0.3)	7.0
Net fee income	1,753	2.6	1.6	3,462	(3.7)	4.1
Gains (losses) on financial transactions (1)	171	(30.5)	(29.6)	418	(22.9)	(22.7)
Other operating income	121	11.2	7.6	230	—	—
Total income	9,811	2.9	1.9	19,347	0.5	7.9
Administrative expenses and amortizations	(4,247)	2.1	1.6	(8,404)	(4.8)	1.0
Net operating income	5,564	3.4	2.2	10,942	5.0	13.8
Net loan-loss provisions	(1,726)	(3.2)	(4.5)	(3,509)	(48.0)	(43.5)
Other gains (losses) and provisions	(463)	14.2	15.0	(868)	54.5	67.9
Profit before tax	3,375	5.8	4.4	6,565	111.5	127.9
Tax on profit	(1,057)	1.0	(1.2)	(2,105)	112.6	134.6
Profit from continuing operations	2,318	8.2	7.1	4,461	110.9	124.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,318	8.2	7.1	4,461	110.9	124.9
Non-controlling interests	(364)	18.6	18.1	(670)	75.5	82.4
Underlying attributable profit to the parent	1,954	6.4	5.3	3,790	118.8	134.6
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	739	2.6	2.4	1,460	5.6	14.0
Net fee income	434	(6.9)	(7.4)	900	11.5	18.4
Gains (losses) on financial transactions (1)	101	(75.5)	(75.9)	512	24.9	49.6
Other operating income	9	(84.6)	(84.5)	66	(38.1)	(39.6)
Total income	1,283	(22.5)	(22.8)	2,938	8.6	17.9
Administrative expenses and amortizations	(543)	3.3	3.0	(1,069)	4.0	9.5
Net operating income	740	(34.5)	(34.9)	1,870	11.3	23.3
Net loan-loss provisions	(21)	(54.7)	(54.3)	(68)	(72.2)	(72.0)
Other gains (losses) and provisions	31	—	—	6	—	—
Profit before tax	750	(29.1)	(29.6)	1,808	29.9	46.6
Tax on profit	(215)	(32.3)	(33.0)	(534)	33.8	52.7
Profit from continuing operations	534	(27.8)	(28.1)	1,274	28.3	44.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	534	(27.8)	(28.1)	1,274	28.3	44.2
Non-controlling interests	(41)	12.2	9.5	(77)	18.8	35.3
Underlying attributable profit to the parent	494	(29.8)	(30.1)	1,197	29.0	44.8
(1) Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	91	3.3	2.8	179	(11.2)	(4.7)
Net fee income	316	6.3	6.0	612	6.0	10.6
Gains (losses) on financial transactions (1)	23	(36.1)	(36.4)	59	42.4	55.2
Other operating income	89	11.0	10.4	170	(10.6)	(6.5)
Total income	519	3.5	3.1	1,021	0.9	6.2
Administrative expenses and amortizations	(227)	2.8	2.4	(447)	(0.4)	4.4
Net operating income	293	4.0	3.6	574	1.9	7.6
Net loan-loss provisions	(3)	(50.0)	(50.0)	(8)	(30.8)	(29.0)
Other gains (losses) and provisions	(1)	(52.9)	(53.7)	(5)	51.7	45.9
Profit before tax	288	5.7	5.3	561	2.4	8.2
Tax on profit	(70)	4.4	4.0	(137)	5.7	10.6
Profit from continuing operations	218	6.2	5.8	424	1.3	7.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	218	6.2	5.8	424	1.3	7.4
Non-controlling interests	(9)	(4.1)	(5.8)	(18)	(4.3)	3.1
Underlying attributable profit to the parent	210	6.7	6.3	406	1.6	7.6
(1) Includes exchange differences.

PAGONXT						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	(1)	46.7	41.8	(2)	281.8	562.5
Net fee income	127	56.3	53.6	209	21.6	39.2
Gains (losses) on financial transactions (1)	—	—	—	1	(66.2)	(49.3)
Other operating income	(3)	(79.5)	(79.6)	(18)	—	—
Total income	123	83.7	80.1	189	7.9	23.4
Administrative expenses and amortizations	(162)	19.8	18.7	(298)	58.8	72.7
Net operating income	(40)	(42.2)	(41.9)	(108)	796.5	471.1
Net loan-loss provisions	(2)	(1.5)	(4.9)	(5)	(32.5)	(19.0)
Other gains (losses) and provisions	(3)	114.7	114.5	(5)	—	—
Profit before tax	(45)	(37.4)	(37.2)	(118)	557.2	375.1
Tax on profit	(10)	—	—	(10)	(6.8)	33.7
Profit from continuing operations	(56)	(22.9)	(22.7)	(128)	352.3	298.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(56)	(22.9)	(22.7)	(128)	352.3	298.9
Non-controlling interests	—	(79.6)	(79.3)	1	16.5	16.6
Underlying attributable profit to the parent	(56)	(22.5)	(22.4)	(127)	357.9	303.0
(1) Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations and by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 11 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-June 2021
	Underlying results	Adjustments	Statutory results
Net interest income	16,196	—	16,196
Net fee income	5,169	—	5,169
Gains (losses) on financial transactions (1)	894	—	894
Other operating income	436	—	436
Total income	22,695	—	22,695
Administrative expenses and amortizations	(10,377)	—	(10,377)
Net operating income	12,318	—	12,318
Net loan-loss provisions	(3,753)	—	(3,753)
Other gains (losses) and provisions	(937)	(714)	(1,651)
Profit before tax	7,628	(714)	6,914
Tax on profit	(2,658)	184	(2,474)
Profit from continuing operations	4,970	(530)	4,440
Net profit from discontinued operations	—	—	—
Consolidated profit	4,970	(530)	4,440
Non-controlling interests	(765)	—	(765)
Attributable profit to the parent	4,205	(530)	3,675
(1) Includes exchange differences.

Explanation of adjustments:
Restructuring costs for a net impact of -EUR 530 million: -EUR 293 million in the UK, -EUR 165 million in Portugal, -EUR 16 million in Digital Consumer Bank and -EUR 56 million in the Corporate Centre.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-June 2020
	Underlying results	Adjustments	Statutory results
Net interest income	16,202	—	16,202
Net fee income	5,136	—	5,136
Gains (losses) on financial transactions (1)	1,073	—	1,073
Other operating income	107	(250)	(143)
Total income	22,518	(250)	22,268
Administrative expenses and amortizations	(10,653)	(54)	(10,707)
Net operating income	11,865	(304)	11,561
Net loan-loss provisions	(7,027)	—	(7,027)
Other gains (losses) and provisions	(997)	(9,947)	(10,944)
Profit before tax	3,841	(10,251)	(6,410)
Tax on profit	(1,468)	(2,460)	(3,928)
Profit from continuing operations	2,373	(12,711)	(10,338)
Net profit from discontinued operations	—	—	—
Consolidated profit	2,373	(12,711)	(10,338)
Non-controlling interests	(465)	5	(460)
Attributable profit to the parent	1,908	(12,706)	(10,798)
(1) Includes exchange differences.

Explanation of adjustments:
Adjustment to the valuation of goodwill of EUR -10,100 million, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group of EUR -2,500 million and restructuring costs and other for a net impact of EUR -106 million.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding items outside the ordinary performance of our business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Attributable profit to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding items outside the ordinary performance of our business.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk weighted assets.
(Return on risk weighted assets)	Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding items outside the ordinary performance of our business) to the bank's risk weighted assets.
Average risk weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortisations.

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Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q2'21	Q1'21	H1'21	H1'20
RoE	9.91%	9.80%	9.53%	-9.28%
Attributable profit to the parent	8,268	8,022	7,880	-8,890
Average stockholders' equity (excluding minority interests)	83,429	81,858	82,669	95,803

Underlying RoE	9.91%	10.44%	10.17%	3.98%
Attributable profit to the parent	8,268	8,022	7,880	-8,890
(-) Net capital gains and provisions	—	-530	-530	-12,706
Underlying attributable profit to the parent	8,268	8,552	8,410	3,816
Average stockholders' equity (excluding minority interests)	83,429	81,858	82,669	95,803

RoTE	12.29%	12.16%	11.82%	1.73%
Attributable profit to the parent	8,268	8,022	7,880	-8,890
(+) Goodwill impairment	—	—	—	-10,100
Attributable profit to the parent (excluding goodwill impairment)	8,268	8,022	7,880	1,210
Average stockholders' equity (excluding minority interests)	83,429	81,858	82,669	95,803
(-) Average intangible assets	16,131	15,892	16,015	25,712
Average stockholders' equity (excl. minority interests) - intangible assets	67,298	65,965	66,654	70,091

Underlying RoTE	12.29%	12.96%	12.62%	5.44%
Attributable profit to the parent	8,268	8,022	7,880	-8,890
(-) Net capital gains and provisions	—	-530	-530	-12,706
Underlying attributable profit to the parent	8,268	8,552	8,410	3,816
Average stockholders' equity (excl. minority interests) - intangible assets	67,298	65,965	66,654	70,091

RoA	0.64%	0.62%	0.61%	-0.51%
Consolidated profit	9,924	9,426	9,410	-7,965
Average total assets	1,557,364	1,526,899	1,539,167	1,548,851

Underlying RoA	0.64%	0.65%	0.65%	0.31%
Consolidated profit	9,924	9,426	9,410	-7,965
(-) Net capital gains and provisions	—	-530	-530	-12,711
Underlying consolidated profit	9,924	9,956	9,940	4,746
Average total assets	1,557,364	1,526,899	1,539,167	1,548,851

RoRWA	1.74%	1.67%	1.66%	-1.34%
Consolidated profit	9,924	9,426	9,410	-7,965
Average risk weighted assets	570,828	563,776	567,231	595,166

Underlying RoRWA	1.74%	1.77%	1.75%	0.80%
Consolidated profit	9,924	9,426	9,410	-7,965
(-) Net capital gains and provisions	—	-530	-530	-12,711
Underlying consolidated profit	9,924	9,956	9,940	4,746
Average risk weighted assets	570,828	563,776	567,231	595,166

Efficiency ratio	46.5%	44.9%	45.7%	47.3%
Underlying operating expenses	5,259	5,118	10,377	10,653
Operating expenses	5,259	5,118	10,377	10,707
Net capital gains and provisions impact in operating expenses	—	—	—	-54
Underlying total income	11,305	11,390	22,695	22,518
Total income	11,305	11,390	22,695	22,268
Net capital gains and provisions impact in total income	—	—	—	250
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from March to June in Q2 and December to March in Q1) and 7 months in the case of annual figures (from December to June).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	H1'21			H1'20
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	51.2	8,091	4,144	59.2	7,115	4,213
Spain	49.4	3,478	1,719	54.9	3,350	1,841
United Kingdom	56.0	2,322	1,299	69.4	1,898	1,317
Portugal	39.6	730	289	44.3	668	296
Poland	41.5	774	321	42.4	742	315
North America	42.7	5,487	2,343	41.6	5,651	2,353
US	41.0	3,737	1,531	42.5	3,730	1,585
Mexico	43.1	1,743	752	39.5	1,912	756
South America	34.4	7,311	2,518	35.3	7,864	2,773
Brazil	28.9	5,203	1,502	31.8	5,788	1,839
Chile	38.4	1,252	481	40.3	1,137	458
Argentina	62.0	563	349	54.0	628	339
Digital Consumer Bank	46.6	2,606	1,214	45.8	2,505	1,148

Underlying RoTE
	H1'21			H1'20
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	7.24	2,851	39,394	2.70	1,058	39,125
Spain	5.21	780	14,979	3.24	501	15,484
United Kingdom	10.65	1,387	13,024	1.06	142	13,442
Portugal	11.92	478	4,011	8.52	319	3,751
Poland	3.33	108	3,260	4.63	147	3,168
North America	14.64	3,255	22,229	5.83	1,231	21,118
US	15.89	2,581	16,241	2.68	422	15,763
Mexico	13.32	774	5,809	15.46	811	5,247
South America	20.29	3,289	16,213	16.40	2,764	16,851
Brazil	22.12	2,361	10,672	17.12	1,990	11,625
Chile	18.63	642	3,448	11.23	366	3,261
Argentina	23.95	215	899	28.76	218	758
Digital Consumer Bank	12.04	1,138	9,451	10.54	1,014	9,615

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired

Credit risk (I)	Jun-21	Mar-21	Jun-21	Jun-20
NPL ratio	3.22%	3.20%	3.22%	3.26%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	33,266	32,473	33,266	32,782
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	31,705	31,139	31,705	31,115
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	431	459	431	622
Customer guarantees and customer commitments granted classified in stage 3	1,122	866	1,122	1,029
Doubtful exposure of loans and advances to customers at fair value through profit or loss	8	9	8	16
Total risk	1,032,084	1,014,552	1,032,084	1,006,796
Impaired and non-impaired gross loans and advances to customers	978,096	963,163	978,096	957,778
Impaired and non-impaired customer guarantees and customer commitments granted	53,988	51,389	53,988	49,018

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Alternative performance measures

Credit risk (II)	Jun-21	Mar-21	Jun-21	Jun-20
Total coverage ratio	73%	74%	73%	72%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,239	24,034	24,239	23,635
Total allowances to cover impairment losses on loans and advances to customers measured at amortised cost and designated at fair value through OCI	23,577	23,404	23,577	22,973
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	662	630	662	662
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	33,266	32,473	33,266	32,782
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	31,705	31,139	31,705	31,115
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	431	459	431	622
Customer guarantees and customer commitments granted classified in stage 3	1,122	866	1,122	1,029
Doubtful exposure of loans and advances to customers at fair value through profit or loss	8	9	8	16

Cost of credit	0.94%	1.08%	0.94%	1.26%
Underlying allowances for loan-loss provisions over the last 12 months	8,899	10,257	8,899	12,035
Average loans and advances to customers over the last 12 months	948,351	949,230	948,351	953,470

NPL ratio
	H1'21			H1'20
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	3.30	20,804	629,681	3.41	21,058	618,379
Spain	6.22	13,742	220,929	6.55	14,729	224,902
United Kingdom	1.30	3,424	263,318	1.10	2,767	251,376
Portugal	3.71	1,539	41,517	4.43	1,762	39,751
Poland	4.58	1,496	32,675	4.57	1,489	32,602
North America	2.28	3,149	137,802	1.73	2,487	143,833
US	2.00	2,043	102,175	1.49	1,648	110,324
Mexico	3.10	1,106	35,627	2.50	839	33,500
South America	4.36	6,215	142,500	4.74	5,964	125,946
Brazil	4.55	3,920	86,157	5.07	3,647	71,915
Chile	4.57	1,985	43,472	4.99	2,056	41,228
Argentina	3.34	158	4,728	3.15	157	4,995
Digital Consumer Bank	2.18	2,521	115,838	2.31	2,645	114,266

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Alternative performance measures

Total coverage ratio
	H1'21			H1'20
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	48.4	10,061	20,804	46.5	9,797	21,058
Spain	46.0	6,323	13,742	43.3	6,382	14,729
United Kingdom	37.4	1,280	3,424	42.8	1,184	2,767
Portugal	73.0	1,123	1,539	60.9	1,072	1,762
Poland	72.4	1,084	1,496	69.0	1,028	1,489
North America	152.3	4,796	3,149	206.5	5,135	2,487
US	185.7	3,794	2,043	253.1	4,171	1,648
Mexico	90.6	1,002	1,106	114.9	963	839
South America	98.1	6,098	6,215	93.0	5,544	5,964
Brazil	112.3	4,403	3,920	110.2	4,020	3,647
Chile	63.9	1,268	1,985	54.7	1,126	2,056
Argentina	167.6	265	158	165.7	261	157
Digital Consumer Bank	111.9	2,820	2,521	108.0	2,856	2,645

Cost of credit
	H1'21			H1'20
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.49	2,865	581,334	0.41	2,364	570,284
Spain	1.00	2,000	199,237	0.68	1,327	195,377
United Kingdom	0.09	208	243,289	0.22	557	256,161
Portugal	0.41	158	39,035	0.30	109	36,869
Poland	0.88	259	29,529	0.96	294	30,463
North America	1.67	2,136	127,577	3.21	4,427	137,819
US	1.34	1,289	96,047	3.30	3,418	103,580
Mexico	2.74	847	30,929	2.95	1,009	34,254
South America	2.51	2,981	118,697	3.49	4,365	125,015
Brazil	3.51	2,331	66,377	4.67	3,474	74,417
Chile	1.07	430	40,092	1.46	582	39,773
Argentina	3.94	142	3,614	5.67	225	3,958
Digital Consumer Bank	0.64	735	114,798	0.74	844	114,330

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyze the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity - intangible assets

Others	Jun-21	Mar-21	Jun-21	Jun-20
TNAV (tangible book value) per share (2)	3.98	3.84	3.98	3.83
Tangible book value	68,917	66,476	68,917	66,316
Number of shares excl. treasury stock (million) (2)	17,306	17,311	17,306	17,315

Price / Tangible book value per share (X)	0.81	0.75	0.81	0.54
Share price (euros) (2)	3.220	2.897	3.220	2.084
TNAV (tangible book value) per share (2)	3.98	3.84	3.98	3.83

Loan-to-deposit ratio	107%	106%	107%	110%
Net loans and advances to customers	954,518	939,760	954,518	934,796
Customer deposits	894,127	882,854	894,127	846,832

	Q2'21	Q1'21	H1'21	H1'20
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	558.42	525.25	1,083.67	995.80
Profit after tax	218	206	424	395
Net fee income net of tax	340	319	660	601
(2) June 2020 data adjusted for the capital increase in December 2020.

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first half of 2021 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2021 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1'21	H1'20	Jun-21	Mar-21	Jun-20
US dollar	1.205	1.102	1.186	1.174	1.126
Pound sterling	0.868	0.874	0.858	0.852	0.910
Brazilian real	6.480	5.345	5.941	6.629	6.161
Mexican peso	24.316	23.604	23.587	23.981	25.959
Chilean peso	868.037	895.071	863.161	843.574	922.992
Argentine peso	110.020	70.957	113.539	108.004	79.304
Polish zloty	4.537	4.409	4.519	4.634	4.444

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Condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for the first six months of 2021 and 2020 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Jun-21	Dec-20	Jun-20
Cash, cash balances at central banks and other deposits on demand	183,091	153,839	138,266
Financial assets held for trading	102,792	114,945	124,145
Non-trading financial assets mandatorily at fair value through profit or loss	4,838	4,486	5,902
Financial assets designated at fair value through profit or loss	56,486	48,717	91,368
Financial assets at fair value through other comprehensive income	114,505	120,953	122,560
Financial assets at amortized cost	1,003,417	958,378	976,298
Hedging derivatives	5,430	8,325	11,999
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,434	1,980	2,387
Investments	7,562	7,622	8,668
Joint ventures entities	1,620	1,492	1,249
Associated entities	5,942	6,130	7,419
Assets under insurance or reinsurance contracts	276	261	307
Tangible assets	32,678	32,735	33,271
Property, plant and equipment	31,712	31,772	32,335
For own-use	12,921	13,213	13,527
Leased out under an operating lease	18,791	18,559	18,808
Investment property	966	963	936
Of which : Leased out under an operating lease	863	793	799
Intangible assets	16,454	15,908	15,946
Goodwill	12,854	12,471	12,595
Other intangible assets	3,600	3,437	3,351
Tax assets	24,707	24,586	26,218
Current tax assets	4,956	5,340	5,639
Deferred tax assets	19,751	19,246	20,579
Other assets	9,889	11,070	10,627
Insurance contracts linked to pensions	162	174	186
Inventories	5	5	6
Other	9,722	10,891	10,435
Non-current assets held for sale	5,077	4,445	4,919
TOTAL ASSETS	1,568,636	1,508,250	1,572,881

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Jun-21	Dec-20	Jun-20
Financial liabilities held for trading	68,982	81,167	97,700
Financial liabilities designated at fair value through profit or loss	54,131	48,038	59,619
Financial liabilities at amortized cost	1,310,433	1,248,188	1,283,581
Hedging derivatives	6,573	6,869	6,583
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	427	286	255
Liabilities under insurance or reinsurance contracts	1,014	910	2,246
Provisions	10,400	10,852	11,948
Pensions and other post-retirement obligations	3,454	3,976	5,516
Other long term employee benefits	1,407	1,751	1,196
Taxes and other legal contingencies	2,169	2,200	2,341
Contingent liabilities and commitments	661	700	666
Other provisions	2,709	2,225	2,229
Tax liabilities	9,154	8,282	8,844
Current tax liabilities	2,711	2,349	2,521
Deferred tax liabilities	6,443	5,933	6,323
Other liabilities	11,777	12,336	10,246
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,472,891	1,416,928	1,481,022

EQUITY
Shareholders' equity	117,552	114,620	112,899
Capital	8,670	8,670	8,309
Called up paid capital	8,670	8,670	8,309
Unpaid capital which has been called up	—	—	—
Share premium	47,979	52,013	52,446
Equity instruments issued other than capital	641	627	611
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	641	627	611
Other equity	165	163	172
Accumulated retained earnings	60,280	65,583	67,594
Revaluation reserves	—	—	—
Other reserves	(3,762)	(3,596)	(3,708)
(-) Own shares	(96)	(69)	(65)
Profit attributable to shareholders of the parent	3,675	(8,771)	(10,798)
(-) Interim dividends	—	—	(1,662)
Other comprehensive income (loss)	(32,181)	(33,144)	(30,637)
Items not reclassified to profit or loss	(4,962)	(5,328)	(5,010)
Items that may be reclassified to profit or loss	(27,219)	(27,816)	(25,627)
Non-controlling interest	10,374	9,846	9,597
Other comprehensive income	(1,817)	(1,800)	(1,697)
Other items	12,191	11,646	11,294
TOTAL EQUITY	95,745	91,322	91,859
TOTAL LIABILITIES AND EQUITY	1,568,636	1,508,250	1,572,881

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	247,154	241,230	228,767
Financial guarantees granted	12,121	12,377	12,166
Other commitments granted	81,277	64,538	78,654

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	H1'21	H1'20
Interest income	21,933	24,499
Financial assets at fair value through other comprehensive income	1,292	1,973
Financial assets at amortized cost	19,149	21,255
Other interest income	1,492	1,271
Interest expense	(5,737)	(8,297)
Interest income/ (charges)	16,196	16,202
Dividend income	309	265
Income from companies accounted for using the equity method	163	(135)
Commission income	6,676	6,716
Commission expense	(1,507)	(1,580)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	344	688
Financial assets at amortized cost	77	(27)
Other financial assets and liabilities	267	715
Gain or losses on financial assets and liabilities held for trading, net	347	1,848
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	347	1,848
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	10	27
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	10	27
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	221	(129)
Gain or losses from hedge accounting, net	57	(26)
Exchange differences, net	(85)	(1,335)
Other operating income	1,167	765
Other operating expenses	(1,289)	(1,122)
Income from assets under insurance and reinsurance contracts	769	715
Expenses from liabilities under insurance and reinsurance contracts	(683)	(631)
Total income	22,695	22,268
Administrative expenses	(8,996)	(9,288)
Staff costs	(5,438)	(5,470)
Other general and administrative expenses	(3,558)	(3,818)
Depreciation and amortization	(1,381)	(1,419)
Provisions or reversal of provisions, net	(1,490)	(614)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	(3,804)	(7,030)
Financial assets at fair value through other comprehensive income	(19)	(3)
Financial assets at amortized cost	(3,785)	(7,027)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(130)	(10,241)
Tangible assets	(125)	(93)
Intangible assets	(3)	(10,146)
Others	(2)	(2)
Gain or losses on non financial assets and investments, net	52	27
Negative goodwill recognized in results	—	6
Gains or losses on non-current assets held for sale not classified as discontinued operations	(32)	(119)
Operating profit/(loss) before tax	6,914	(6,410)
Tax expense or income from continuing operations	(2,474)	(3,928)
Profit/(loss) for the period from continuing operations	4,440	(10,338)
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	4,440	(10,338)
Profit attributable to non-controlling interests	765	460
Profit/(loss) attributable to the parent	3,675	(10,798)

Earnings/(losses) per share
Basic	0.20	(0.64)
Diluted	0.20	(0.64)

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APM: Alternative Performance Measures
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•GPTW: Great Place to Work
•ICO: Insitituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.
•LCR: Liquidity Coverage Ratio
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•P/E ratio: Price / earnings per share ratio
•PBT: Profit before tax
•POS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SGP: Santander Global Platform
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SPF: Simple, Personal and Fair
•SRF: Single resolution fund
•T1: Tier 1
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 26 February 2021, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q2 2021 Financial Report, published as Inside Information on 28 July 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Forward-looking statements
Banco Santander, S.A. (“Santander”) advises that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this report, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this report, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.
Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date of this report and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.
No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be

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Important Information
undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this report should be taken as a profit forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

88	January - June 2021

Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Tel: +34 91 259 65 14 / +34 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)
Tel: +34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander All. Together. Now.

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 28 July 2021	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer